   As filed with the Securities and Exchange Commission on January 29, 1997
                                                 Registration No. 333-17785
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                            ---------------------

                                AMENDMENT NO. 1
                                      TO
                            REGISTRATION STATEMENT
                                  on Form S-1
                                     Under
                           THE SECURITIES ACT OF 1933

                             ---------------------

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED
             (Exact name of registrant as specified in its charter)

            Delaware                          8742                    36-4069408
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)     Classification Code No.)     Identification No.)

                           875 North Michigan Avenue
                                   Suite 3000
                            Chicago, Illinois 60611
                                 (312) 255-5000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            -----------------------
                            Mr. Melvyn E. Bergstein
                Chairman, Chief Executive Officer and President
                    Diamond Technology Partners Incorporated
                     875 North Michigan Avenue, Suite 3000
                            Chicago, Illinois  60611
                                 (312) 255-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            -----------------------
                        Copies of all communications to:

 James A. Ounsworth, Esq.            N. Jeffrey Klauder, Esq.            Mark L. Gordon, Esq.             Robert H. Strouse, Esq.
Safeguard Scientifics, Inc.        Morgan, Lewis & Bockius LLP         Scott L. Glickson, Esq.            Drinker Biddle & Reath
800 The Safeguard Building          2000 One Logan Square               Gordon & Glickson P.C.             1000 Westlakes Drive
   435 Devon Park Drive       Philadelphia, Pennsylvania 19103-6993   444 North Michigan Avenue                  Suite 300
 Wayne, Pennsylvania 19087              (215) 963-5694                        Suite 3600             Berwyn, Pennsylvania 19312-2409
      (610) 293-0600                                                 Chicago, Illinois 60611-3903             (610) 993-2213
                                                                           (312) 321-1700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A       +
+  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH     +
+  THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD    +
+  NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION        +
+  STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER  +
+  TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE  +
+  OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE  +
+  WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE          +
+  SECURITIES LAWS OF ANY SUCH STATE.                                          +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                 SUBJECT TO COMPLETION, DATED JANUARY 29, 1997

PROSPECTUS                     3,255,000 Shares

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                             Class A Common Stock

                            (and Rights to acquire
                        up to 3,255,000 of such shares)


          Diamond Technology Partners Incorporated ("Diamond" or the "Company") is granting at no cost to holders of the outstanding common stock ("Safeguard Common Shares") of Safeguard Scientifics, Inc. ("Safeguard") of record at the close of business on ________, 1997 (the "Record Date"), transferable rights ("Company Rights") to purchase up to 3,100,000 shares of Class A common stock of Diamond, par value $.001 per share (the "Class A common stock," and together with the Class B common stock of Diamond, par value $.001 per share (the "Class B common stock"), the "Common Stock"). Safeguard and certain other selling stockholders (the "Selling Stockholders") have agreed to sell an aggregate of 1,550,000 shares of Class A common stock owned by them upon the exercise of the Company Rights and the Company will sell the remaining 1,550,000 shares. Of the shares being offered by the Selling Stockholders, an aggregate of 1,458,365 shares are being offered by Safeguard and certain entities having a relationship with Safeguard. See "MANAGEMENT -- Certain Relationships" and "CERTAIN TRANSACTIONS." A record holder of Safeguard Common Shares will receive one Company Right for every ten Safeguard Common Shares owned on the Record Date (the "Rights Offering"). Each Company Right will entitle the holder to purchase one share of Class A common stock at a purchase price anticipated to be between $5.00 and $6.00 (the "Exercise Price") per share. This Prospectus also relates to transferable rights (the "Direct Rights") to purchase an aggregate of 155,000 additional shares of Class A common stock that have been reserved for issuance and are being granted at no cost by the Company to certain persons selected by the Company having a relationship with the Company, Safeguard, one of Safeguard's other partnership companies or other persons selected by the Company (the "Direct Purchasers"). Each Direct Right will entitle the holder to purchase one share of Class A common stock from the Company at the Exercise Price. The Company Rights and the Direct Rights are sometimes collectively referred to as the "Rights." The exercise period for the Rights will expire at 5:00 p.m., Eastern Standard time, on __________, 1997 (the "Expiration Date"). Persons may not exercise Rights for fewer than 50 shares of Class A common stock. This minimum exercise requirement applies to each account in which Safeguard Common Shares are held. Accordingly, persons holding fewer than 50 Rights will not have the opportunity to exercise such Rights unless action is taken to comply with such minimum exercise requirements. See "THE OFFERING--Exercise Privilege."

   -----------------------------------------------  (Continued on next page)

An investment in the Class A common stock offered hereby involves a high degree of risk. See "RISK FACTORS" on pages 6 to 10.

                -----------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                       Assumed                                              Proceeds to          Proceeds to the
                     Exercise and                                           the Company          Selling
                     Offering Price       Underwriting Discount (1)          (1)(2)(3)           Stockholders(1)(3)
--------------------------------------------------------------------------------------------------------------------
Per Share ......          $5.50                  Min. $0.165                 Max. $5.335           Max. $5.335
                                                 Max. $0.385                 Min. $5.115           Min. $5.115
--------------------------------------------------------------------------------------------------------------------
Total(3)........       $17,902,500              Min. $537,075               Max. $9,096,175       Max. $8,269,250
                                                Max. $1,089,055             Min. $8,885,195       Min. $7,928,250
--------------------------------------------------------------------------------------------------------------------

(1) In connection with the Offering, the Underwriters will receive (a) a financial advisory fee in an amount equal to 3% of the Exercise Price of each share of Common Stock sold in the Offering (the "Financial Advisory Fee") and (b) an additional fee of 4% of the Exercise Price of each share of Common Stock actually purchased by the Underwriters pursuant to the Standby Underwriting Agreement or the Underwriters' exercise of Rights in certain instances (the "Underwriting Discount" and, together with the Financial Advisory Fee, the "Total Underwriting Discount"). If all of the Rights offered hereby are exercised, no shares of Common Stock will be required to be purchased by the Underwriters pursuant to the Standby Underwriting Agreement. The "Minimum" Total Underwriting Discount assumes that no shares of Common Stock are purchased by the Underwriters. The "Maximum" Total Underwriting Discount assumes (i) that only the chairman and chief executive officer of Safeguard and/or his assignees will elect to acquire shares of Common Stock upon the exercise of Company Rights (for an aggregate of approximately 291,000 shares) and that such shares will be sold by the Company, (ii) that 300,000 shares of Common Stock are sold by the Company to the Other Purchasers (defined below), (iii) that 155,000 shares are sold by the Company pursuant to the exercise of the Direct Rights, and (iv) that a total of 2,564,000 shares of Common Stock are purchased by the Underwriters pursuant to the Standby Underwriting Agreement. In addition, the Company has agreed (i) under certain circumstances, to pay to the Underwriters certain amounts as a non-accountable expense allowance and (ii) to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "UNDERWRITING."
(2) Before deduction of expenses estimated to be $700,000 and payment of a non-accountable expense allowance to the Underwriters.
(3) The Company has granted to the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of 310,000 additional shares of Class A common stock to cover over-allotments. See "UNDERWRITING." If such option is exercised in full, the net incremental proceeds to the Company from the exercise of such option would be $1,585,650 and the Total Underwriting Discount with respect to the shares issued pursuant to such option would be $119,350.

        TUCKER ANTHONY                                ROBERT W. BAIRD & CO.
         INCORPORATED                                     INCORPORATED


           The date of this Prospectus is                    , 1997.

(Continued from previous page)

Once a Right has been exercised by the holder and accepted by the Company, it may not be withdrawn by the holder. Shares of Class A common stock that are not purchased upon exercise of Rights (the "Unsubscribed Shares") will be sold, as to the first 300,000 Unsubscribed Shares, at the Exercise Price to certain persons selected by the Company (the "Other Purchasers") and will be sold, as to the number of Unsubscribed Shares exceeding the 300,000 shares of Class A common stock offered to the Other Purchasers (the "Excess Unsubscribed Shares"), at the Exercise Price (less the Total Underwriting Discount) to Tucker Anthony Incorporated and Robert W. Baird & Co. Incorporated (the "Underwriters") pursuant to a Standby Underwriting Agreement (the "Standby Underwriting Agreement"). See "THE OFFERING--Sales of Unsubscribed Shares; Standby Commitment." The Underwriters' standby underwriting obligations are subject to certain conditions, including the condition that the Other Purchasers have purchased the first 300,000 Unsubscribed Shares, although the Underwriters may elect to purchase all, but not less than all, Unsubscribed Shares in the event such condition is not met. Accordingly, there is no assurance that the Other Purchasers or the Underwriters will purchase any Unsubscribed Shares and the Rights Offering will be canceled if all of the Unsubscribed Shares are not purchased. See "UNDERWRITING" and "THE OFFERING--Cancellation of Rights Offering." The Rights Offering and the offering of Class A common stock to the Other Purchasers are collectively referred to in this Prospectus as the "Offering."

The number of Company Rights which will be granted to the holders of Safeguard Common Shares is solely dependent upon the number of Safeguard Common Shares which are outstanding on the Record Date. Accordingly, less than 3,100,000 Rights will be granted to holders of Safeguard Common Shares if there are less than 31,000,000 Safeguard Common Shares outstanding on such date. The shares of Class A common stock subject to such undistributed Company Rights (the "Undistributed Rights"), however, will be offered by the Company to the Other Purchasers at the Exercise Price. As a consequence, a total of 3,100,000 Rights will be granted in the Rights Offering.


The Class A common stock and the Class B common stock are identical in all aspects other than with respect to voting rights. Shares of Class A common stock are entitled to one vote per share and shares of Class B common stock are entitled to five votes per share. Accordingly, while the Class A common stock will represent 53.1% of the outstanding Common Stock upon completion of the Offering, such Shares will possess only 18.5% of the aggregate voting rights of the Common Stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis automatically upon certain transfers of the Class B common stock and termination of employment with the Company. See "DESCRIPTION OF CAPITAL STOCK."

Of the shares of Common Stock offered hereby, 1,705,000 shares of Common Stock will be sold by the Company and an aggregate of 1,550,000 shares of Common Stock will be sold by the Selling Stockholders. Warren V. Musser, the chairman and chief executive officer of Safeguard, and/or his assignees are expected to exercise all Company Rights distributed to them and acquire approximately 291,000 shares of Common Stock through the Rights Offering. The Company will receive no proceeds from the sale of any shares by the Selling Stockholders. After the completion of the Offering, the Selling Stockholders, in the aggregate, will beneficially own approximately 26.1% of the outstanding Common Stock. See "PRINCIPAL AND SELLING STOCKHOLDERS."

The Rights being granted in the Rights Offering are subject to cancellation if certain conditions are not satisfied. In that event, any payments received by ChaseMellon Shareholder Services, L.L.C., as Rights Agent, in respect of the Exercise Price of the Rights shall be promptly returned. See "THE OFFERING-- Cancellation of Rights Offering."

The Company has filed with the Securities and Exchange Commission a Registration Statement pursuant to the Securities Act of 1933, as amended, with respect to the Rights offered hereby and the Class A common stock issuable upon the exercise thereof. Prior to the Rights Offering, there has been no public market for the Class A common stock or the Rights. See "THE OFFERING-- Background" for factors considered in determining the Exercise Price of the Rights. As a consequence, there can be no assurance that a public market will develop, although the Company has filed an application to have the Rights and the Class A common stock approved for quotation on the Nasdaq National Market.

Prior to the Expiration Date, the Underwriters may offer shares of Class A common stock on a when-issued basis, including shares to be acquired through the purchase and exercise of Rights, at prices set from time to time by the Underwriters. Each such price when set will not exceed, if applicable, the highest price at which a dealer not participating in the distribution is then offering the Class A common stock to other dealers, plus an amount equal to a dealer's concession, and an offering price set on any calendar day will not be increased more than once during such day. After the Expiration Date, the Underwriters may offer shares of Class A common stock, whether acquired pursuant to the Standby Underwriting Agreement, the exercise of Rights or the purchase of Class A common stock in the market, to the public at a price or prices to be determined. The Underwriters may thus realize profits or losses independent of the underwriting compensation specified herein. Shares of Class A common stock subject to the Standby Underwriting Agreement will be offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of the shares of Class A common stock will be made against payment therefor in Boston, Massachusetts on or about _________________, 1997.

                              --------------------

   The Company intends to furnish to its stockholders annual reports containing financial statements audited by independent certified public accountants.

                              --------------------

   IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK, THE WHEN-ISSUED CLASS A COMMON STOCK OR THE RIGHTS OR ALL OF THE FOREGOING AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY


          The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes an Exercise Price of $5.50, and (iii) gives effect to a 1.65-for-1 split of the Common Stock to be effected prior to the consummation of the Offering. Unless the context otherwise requires, all references to "Common Stock" refer collectively to the Class A common stock and the Class B common stock. See "CERTAIN TRANSACTIONS" and "DESCRIPTION OF CAPITAL STOCK--Common Stock." All references to fiscal years of the Company in this Prospectus refer to the fiscal years ended on March 31 in those years. All references to the term "Partner" refer to the internal designation by Diamond of certain of its employees and does not refer to a partner of a general or limited partnership. Unless the context otherwise indicates, Diamond Technology Partners Incorporated and its wholly-owned subsidiary are referred to collectively herein as "Diamond" or the "Company."
                                  The Company

          Diamond is a management consulting firm that devises business strategies enabled by information technology ("IT") and manages the implementation of those strategies. Diamond was founded upon, and continues to stress, a business culture in which strategic consulting and IT expertise are optimally integrated to provide superior client solutions. The Company believes that the distinguishing qualities of its consulting process are its ability to synthesize strategy with technology, deliver solutions with measurable results, deliver services through small multidisciplinary project teams and maintain objectivity in solution recommendations.

          The Company leads its clients through a process which broadens their understanding of the ways that IT can be incorporated into their businesses to gain competitive advantage in their markets. Diamond's professionals, working closely with client personnel, perform thorough analyses of the client's current business with a focus on alternative IT-driven business strategies. When an appropriate strategy has been developed, Diamond's professionals provide important management oversight of the strategy implementation process, which generally includes design, deployment and integration of IT solutions together with modification of business processes and organizational structure. Diamond manages the deployment phase by utilizing the client's internal resources or third-party resources selected by Diamond for their particular expertise. Throughout the entire process, Diamond transfers relevant knowledge to the client organization.

          Diamond has grown rapidly since its inception in January 1994, generating $33.8 million in net revenues over the 12 month period ended December 31, 1996 and expanding from 18 employees at inception to 177 as of December 31, 1996. Diamond serves clients in a variety of industries, ranging in size from Fortune 500 companies to smaller private companies. The number of clients served by the Company in each fiscal quarter has increased from nine clients served during the fiscal quarter ended June 30, 1994 to 29 clients served during the fiscal quarter ended December 31, 1996. These clients are primarily in the telecommunications, insurance, financial services and consumer products and services industries. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Recent Developments."

          Pursuant to the terms of the Amended and Restated Voting and Stock Restriction Agreement dated as of April 1, 1996 (the "Voting and Stock Restriction Agreement") among Safeguard, Technology Leaders L.P. ("TL") and Technology Leaders Offshore C.V. ("TL Offshore" and together with TL, "Technology Leaders") and CIP Capital L.P. ("CIP" and together with Safeguard and Technology Leaders, the "1994 Purchasers"), CompuCom Systems, Inc., Cambridge Technology Partners (Massachusetts), Inc. and each employee-stockholder of the Company, each employee-stockholder of the Company has granted a proxy to the Chief Executive Officer of the Company (currently Melvyn E. Bergstein) conveying the right to vote their shares of Common Stock. Accordingly, after the completion of the Offering, the Company's Chief Executive Officer will control approximately 81.9% of the voting rights of the outstanding Common Stock.

          The Company was initially incorporated in Illinois in 1994 and was reincorporated in Delaware in 1996. The Company's principal executive offices are located at 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, and its telephone number is (312) 255-5000. The Company also has a homepage on the World Wide Web and its e-mail address is dtpgeneral@diamtech.com. Information contained in the Company's web site shall not be deemed to be part of this Prospectus.

                                  The Offering

Terms of Offering............  Holders of record at the close of business on
                               ________, 1997 of the outstanding Safeguard
                               Common Shares will receive one Company Right for
                               every ten Safeguard Common Shares. The Direct
                               Purchasers will be granted the Direct Rights.
                               Each Right will entitle the holder to purchase
                               one share of Class A common stock at a purchase
                               price anticipated to be between $5.00 and $6.00
                               per share. Persons may not exercise Rights for
                               fewer than 50 shares of Class A common stock.
                               Holders of Rights will have the opportunity to
                               acquire an aggregate of approximately _____
                               shares of Class A common stock upon exercise of
                               the Rights

Exercise Price...............  Anticipated to be between $5.00 and $6.00 per share of Class A common stock.

Expiration Date for Rights...  _______ __, 1997 at 5:00 p.m., Eastern Standard
                               Time.

Rights.......................  Rights will be evidenced by transferable certificates that will be exercisable by the
                               holder until the Expiration Date, at which time
                               unexercised rights will be null and void.  See
                               "THE OFFERING."

Exercise by Safeguard CEO....  The chairman and chief executive officer of
                               Safeguard and/or his assignees are expected to
                               exercise all Company Rights distributed to them
                               and acquire approximately 291,000 shares of
                               Class A common stock.

Sale to Other Persons........  The Direct Rights will be granted by the Company to the Direct Purchasers.  The first 300,000
                               Unsubscribed Shares and the shares of Class A
                               common stock subject to the Undistributed Rights
                               will be sold by the Company to the Other
                               Purchasers.

Standby Underwriting.........  The Excess Unsubscribed Shares will be sold to the Underwriters and offered to the public by
                               the Underwriters.  See "THE OFFERING--Sales of
                               Unsubscribed Shares; Standby Commitment" and
                               "UNDERWRITING."
Class A common stock
Offered:

 by the Company..............  1,705,000 shares

 by the Selling Stockholders.  1,550,000 shares

Common Stock to be
 Outstanding After
 the Rights Offering.........  11,258,051 shares (representing 5,976,439 shares of Class A common stock and 5,281,612 shares of
                               Class B common stock) (1)

Voting Rights and
 Conversion..................  Shares of Class A common stock are entitled to one vote per share and shares of Class B
                               common stock are entitled to five votes per
                               share. Shares of Class B common stock are
                               convertible on a one-for-one basis into shares of
                               Class A common stock automatically upon certain
                               transfers of the shares of Common Stock and
                               termination of employment with the Company. See
                               "DESCRIPTION OF CAPITAL STOCK."

Use of Proceeds..............  $2.0 million for the repayment of debt to
                               Safeguard and the remainder for working capital,
                               general corporate purposes and capital
                               expenditures.  A portion of the net proceeds may
                               be used for acquisitions, although the Company
                               is not currently engaged in any acquisition
                               negotiations.  See "USE OF PROCEEDS."

Nasdaq National
 Market Symbols:

  Rights.....................  DTPIR

  Class A common stock.......  DTPIV (when-issued)
                               DTPI (thereafter)

---------------------

(1) Excludes as of January 28, 1997 (i) 2,762,240 shares of Common Stock issuable upon the exercise of options (of which options to purchase 24,750 shares were exercisable at January 28, 1997) at a weighted average exercise price of $2.16 per share and (ii) 526,598 shares of Common Stock issuable upon the exercise of warrants (all of which were exercisable as of January 28, 1997) at an exercise price of $5.50 per share. See "MANAGEMENT--Stock Options" and "CERTAIN TRANSACTIONS."

                         Summary Financial Information
          (in thousands, except per share data and number of clients)


                                              Inception                                         Nine Months Ended
                                                 to                 Year Ended March 31,          December 31,
                                              March 31,            ----------------------     --------------------
                                                1994                  1995         1996         1995      1996(1)
                                           ---------------         ---------     --------     --------   ---------
Statement of Operations Data:
Net revenues..............................    $   261                $12,843      $26,339      $18,756     $26,245
Income (loss) from operations.............       (889)                  (462)       1,374          945        (569)
Net income (loss).........................       (886)                  (377)       1,236          855        (380)
Pro forma net income (loss) per share of
Common Stock..............................      $(.35)                 $(.05)       $0.13        $0.09      $(0.04)
Shares used in computing pro forma net
income (loss) per share of Common
Stock.....................................      2,509                  8,270        9,821        9,759      10,437
                                                                          Quarter Ended
                                              ----------------------------------------------------------------------------------
                                              Jun. 30,    Sept. 30,    Dec. 31,    Mar 31,    Jun. 30,    Sept. 30,    Dec. 31,
                                                1995        1995         1995       1996      1996(1)      1996(1)      1996(1)
                                              --------    ---------    --------    -------    --------    ---------    ---------
Statement of Operations Data:
Net revenues..............................    $ 5,863      $ 5,975      $ 6,918    $ 7,583     $ 7,753     $ 8,336      $10,156
Income (loss) from operations.............    $   363      $   149      $   433    $   429     $(1,215)    $  (589)     $ 1,235
Net income (loss).........................    $   312      $   159      $   383    $   382     $  (714)    $  (385)     $   719
Other Operating Data:
Number of clients served..................        13           10           13         17          21          25            29
Number of clients generating
revenues greater than $250,000............         8            9            8          7          11          11            16
Average revenue per client................    $   451      $   598      $   532    $   446     $   369     $   333      $   350

                                                                 December 31, 1996
                                                    --------------------------------------------
                                                           Actual                As Adjusted
                                                             (1)                   (2)(3)
                                                    --------------------      ------------------
        Balance Sheet Data:
        Cash and cash equivalents...............           $7,132                  $13,192
        Working capital.........................            6,312                   14,372
        Total assets............................           13,928                   19,988
        Long-term debt, including current
         portion................................            2,177                      177
        Total stockholders' equity..............            8,751                   16,811

----------------------------------

(1) See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Recent Developments."
(2) Adjusted to give effect to the sale by the Company of 1,705 shares of Common Stock and the receipt and application of approximately $8,060 in net proceeds from this Offering, after deducting the maximum Total Underwriting Discount with respect to such shares of approximately $492 and estimated offering expenses of $825 (including $125 representing the maximum applicable non-accountable expense allowance to the Underwriters).

(3) The "As Adjusted" long-term debt amount reflects the repayment of a $2,000 loan from Safeguard using net proceeds from this Offering. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" and "USE OF PROCEEDS."

                                 RISK FACTORS

          In evaluating the Company and its business, prospective investors should consider carefully the following risk factors in addition to the other information contained herein. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

          Recent Operating Losses and Limited Operating History. The Company has only been in existence since January 28, 1994. In fiscal 1994 and fiscal 1995, the Company experienced losses due primarily to the developmental nature of the business. While the Company was profitable in fiscal 1996, the Company experienced the cancellation of significant projects at its then two largest clients in the last quarter of fiscal 1996 and the first quarter of fiscal 1997. The cancellation of these projects resulted from each client's cancellation of the business initiative for which the Company had been retained. In addition, in order to support the growth of its business, the Company expanded its level of operations in all areas during fiscal 1996 and fiscal 1997. As a result of the cancellation of these two projects and the increase in the Company's operating expenses caused by the Company's expansion, the Company experienced a net loss of approximately $1.1 million during the first six months of fiscal 1997. The Company's operating results and financial condition will be adversely affected if revenues do not increase sufficiently to cover the Company's expanding level of operations. There can be no assurance that the Company will be successful in its efforts to so increase its revenues. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

          Variability of Quarterly Operating Results. The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results. Factors that may cause the Company's quarterly operating results to vary include the number of active client projects, the requirements of client projects, the termination of major client projects, the loss of major clients, the timing of new client engagements and the timing of personnel cost increases. Certain of these factors may also affect the Company's personnel utilization rates which may cause further variation in quarterly operating results. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long and the Company's services are impacted by general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular fiscal period. In addition, many of the Company's engagements are, and may be in the future, terminable by its clients without penalty. A termination of a major project could require the Company to maintain under-utilized employees, resulting in a higher than expected percentage of unassigned professionals or to terminate the employment of excess personnel. The Company believes that it must at all times maintain a sufficient number of senior professionals to oversee existing client projects and participate in the Company's marketing efforts in securing new client engagements. The Company's general policy is to not adjust its staffing levels based upon what it views as short-term circumstances. Due to all of the foregoing factors, there can be no assurance that the Company's operating results will not be below the expectations of investors for any given fiscal period. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

          Concentration of Revenues. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of major projects. During fiscal 1996, the Company had three clients which individually accounted for more than 10% of its net revenues and collectively accounted for 51% of its net revenues. For the nine months ended December 31, 1996, the Company had one client that individually accounted for 15% of its net revenues. There are no long-term commitments by any of the Company's clients for the Company's services. All of the Company's services are provided to its clients on a project-by-project basis. During the last quarter of fiscal 1996 and the first quarter of fiscal 1997, the Company's then two largest clients terminated projects with the Company, contributing to a net loss for the first nine months of fiscal 1997 of approximately $380,000. There can be no assurance that the Company's major clients will continue their relationships with the Company and be a significant source of revenue for the Company or that they will not terminate major projects at any given time. Any unanticipated termination of a major project or the loss of any one of the Company's large clients will have a material adverse effect on the Company and its financial results. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS--Sales, Marketing and Clients."

          Control by Chief Executive Officer; Election of Future Chief Executive Officers. Pursuant to the terms of the Voting and Stock Restriction Agreement, each employee-stockholder of the Company has granted a proxy to the Chief Executive Officer of the Company (currently Melvyn E. Bergstein) conveying the right to vote their shares of Common Stock. Accordingly, after the completion of the Offering, the Company's Chief Executive Officer will control the vote with respect to 5,281,612 shares of Class B common stock and 115,913 Shares of Class A common stock, constituting approximately 81.9% of the voting rights of the outstanding Common Stock of the Company after the Offering and will have the voting power to elect the

Company's entire Board of Directors and to approve all matters requiring stockholder approval. In addition, pursuant to the terms of the Amended and Restated Partners' Operating Agreement among the Company and its Partners (the "Partners' Operating Agreement"), the Company's Chief Executive Officer must be selected from among the Partners pursuant to the procedures set forth in such Agreement. While the Company's Board of Directors maintains veto rights with respect to any such person nominated by the Partners, the inability of the Board to elect a non-Partner as the Company's Chief Executive Officer significantly limits the number of qualified persons which the Board may consider for such office. Accordingly, there can be no assurance that the Company will be successful in attracting future persons who are qualified to serve as the Company's Chief Executive Officer and the inability to attract such persons could have a material adverse effect on the Company. See "MANAGEMENT--Executive Officers and Directors," "MANAGEMENT--Certain Relationships," "PRINCIPAL AND SELLING STOCKHOLDERS," "CERTAIN TRANSACTIONS--Voting and Stock Restriction Agreement" and "SHARES ELIGIBLE FOR FUTURE SALE."

          Reliance on Senior Management. The Company's success depends upon the continued service of its key executive officers. The Company maintains, and is the beneficiary of, life insurance policies on the lives of Melvyn E. Bergstein and Michael E. Mikolajczyk in the amounts of $3.0 million and $1.0 million, respectively. The Company does not maintain key person life insurance on any of its other key executive officers. The loss for any reason of one or more of its key executive officers could have a material adverse effect on the Company and its prospects. Furthermore, there can be no assurance that the Company will be successful in attracting and retaining additional key executive officers that it will require to accommodate growth successfully. See "MANAGEMENT."

          Management of Growth. The Company has been experiencing a period of substantial growth which has placed, and may continue to place, a strain on the Company's financial and other resources. During fiscal 1996 and the first nine months of fiscal 1997, the size of the Company's professional staff increased from 85 to 177 full-time employees. Further increases are anticipated during the remainder of fiscal 1997. The Company's ability to manage its staff growth effectively will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

          Dependence on Skilled Professionals. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled professionals, particularly Partners and senior principals. Qualified client-serving professionals are in particularly great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be successful in attracting and retaining the skilled professionals it requires to conduct and expand its operations successfully. The loss of some or all of the Company's professionals or the inability to attract, hire and train additional skilled personnel could have a material adverse effect on the Company, including its ability to secure and complete engagements. See "BUSINESS--Human Resources and Culture."

          Project Risks. Because many of the Company's projects are critical to its clients, a failure or inability to meet a client's expectations could damage the Company's reputation and adversely affect its ability to attract new business. In addition, the failure of a project or the failure of the Company to collect a large account receivable could also result in significant financial exposure to the Company, which could have a material adverse effect on the Company's financial condition. From inception through December 31, 1996, the Company wrote off accounts receivable totalling approximately $974,000 which it could not collect. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS--Industry Background."

          Technological Advances. The Company's success will depend in part on its ability to develop strategic business and IT solutions which keep pace with continuing changes in evolving industry standards, IT and changing client preferences. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that, if addressed, the Company will be successful in the marketplace. The Company's delay in addressing or failure to address these developments could have a material adverse effect on the Company's business. See "BUSINESS--Industry Background."

          Competition. The management consulting and systems integration markets include a large number of participants, are subject to rapid changes and are highly competitive. The Company competes with and faces potential competition for client assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources, generate greater revenues than does the Company and have greater name recognition. A majority of the Company's revenue is derived from Fortune 500 companies and other large organizations, and there are an increasing number of professional services firms seeking consulting engagements from that client base. The Company believes that the principal competitive factors in the segment of the consulting industry in which the Company competes include scope of services, service delivery approach, technical and industry expertise, perceived value, objectivity and a results orientation. The Company believes that its ability to compete also depends in part on a number of competitive factors outside of its control, including the ability of its competitors to hire, retain and motivate senior project managers, the price at which others offer comparable services and the extent of its competitors' responsiveness to customer needs. There can be no assurance that the Company will be able to compete successfully with its competitors in the future. See "BUSINESS--Competition."

          Liquidity. The Company was not profitable in the first two quarters of fiscal 1997. While the Company was profitable during the third quarter of fiscal 1997, there can be no assurance that the Company will continue to be profitable in the future. The Company believes that the combination of the net proceeds received by it from this Offering, the amounts available under its revolving line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for the 12 months following the consummation of this Offering. Any future decreases in its operating income, cash flow, or stockholders' equity may impair the Company's future ability to raise additional funds to finance operations. There can be no assurance that the Company will in the future maintain adequate liquidity to support its operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

          Broad Discretion in Application of Proceeds. After the repayment of $2.0 million of debt to Safeguard, the Company intends to use a significant portion of the net proceeds from the Offering for working capital, general corporate purposes and capital expenditures. A portion of the net proceeds may also be used to make acquisitions or to form strategic alliances. Accordingly, the specific uses for the net proceeds will be at the complete discretion of the Board of Directors of the Company and may be allocated based upon circumstances arising from time to time in the future. See "USE OF PROCEEDS."

          Dilution. The average price per share paid upon the issuance by the Company of Common Stock prior to the Offering was $1.02. The average price per share of Common Stock paid by the 1994 Purchasers in the 1994 Purchase was $0.91 per share. Purchasers of the Common Stock of the Company offered hereby will suffer an immediate dilution of $4.02 in the net tangible book value per share of the Common Stock from the Exercise Price of the Rights and the offering price of the Common Stock issued to the Direct Purchasers. See "DILUTION" and "CERTAIN TRANSACTIONS."

          Benefits of Offering to Current Stockholders. The Offering will provide significant benefits to the current stockholders of the Company, including the creation of a public market for the Common Stock and the receipt of proceeds from the sale of Common Stock in the Offering by the Selling Stockholders. As a result, the Company's current stockholders will generally have greater liquidity with respect to their investment in the Common Stock and their holdings of Common Stock will potentially have a greater value. Furthermore, the Company intends to use $2.0 million of the proceeds to the Company to repay a loan from Safeguard, one of the Selling Stockholders. The Selling Stockholders and the Company's other executive officers and directors will own 4,821,072 shares of Common Stock. Based on the Exercise Price of $5.50, such shares owned will have an aggregate market value of approximately $26.5 million. See "PRINCIPAL AND SELLING STOCKHOLDERS."

          Requirements for Listing Securities on the Nasdaq National Market; Application of the Penny Stock Rules. The Company has applied with the Nasdaq National Market to have the Class A common stock and Rights (the "Listed Securities") approved for listing upon completion of the Offering with respect to the Class A common stock and from the date of this Prospectus through the Expiration Date with respect to the Rights. If the Company is unable to maintain the standards for continued listing, the Listed Securities could be subject to delisting from the Nasdaq National Market. Trading, if any, in the Listed Securities would thereafter be conducted on the Nasdaq Small Cap Market, if the Listed Securities met the listing requirements for such market. If the Listed Securities did not meet the Nasdaq Small Cap Market listing requirements, or if the Listed Securities were delisted from the Nasdaq Small Cap Market, trading of such securities would thereafter be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

          In addition, if the Company's securities were delisted, they would be subject to the so-called penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1.0 million or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurred, may affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in the Offering to sell their securities in the secondary market.

          The Securities and Exchange Commission (the "Commission") has adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, if the Common Stock is determined to be "penny stock," an investor may find it more difficult to dispose of the Company's Common Stock.

          No Prior Market; Possible Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Stock or the Rights, and there can be no assurance that an active public market will develop or be sustained. The Exercise Price of the Rights and purchase price of the Common Stock has been determined solely by negotiations between the Company, the Selling Stockholders and the Underwriters and does not necessarily reflect the price at which shares of Common Stock may be sold in the public market during or after the Offering. See "THE OFFERING--Background" for a discussion of the factors considered in determining the Exercise Price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies, and the market for technology stocks, or small capitalization stocks such as the Common Stock, can be subject to greater price volatility than the stock market in general. In addition, factors such as announcements of technological innovations, announcements of new products by the Company's competitors or third parties, and market conditions in the IT industry may have a significant impact on the market price of the Common Stock.

          Shares Eligible for Future Sale. A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. In addition to the factors affecting the stock market in general and the market for the Common Stock discussed above, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and inhibit the Company's ability to raise additional capital in the future. Upon completion of the Offering, the Company will have 11,258,051 (11,568,051 if the Underwriters' over-allotment option is exercised in full) shares of Common Stock outstanding, excluding 2,762,240 shares of Common Stock issuable upon the exercise of stock options and 526,598 shares of Common Stock issuable upon the exercise of warrants outstanding as of January 28, 1997 and excluding any stock options granted by the Company after January 28, 1997. Of these shares, the Common Stock sold in the Offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). The remaining 8,003,051 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 under the Act ("Rule 144") and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701 ("Rule 701") under the Act. Without considering the contractual restrictions described below, approximately (i) 5,660,531 Restricted Shares will be eligible for sale ninety days after the date of this Prospectus, subject to volume and other resale conditions imposed by Rule 144, and (ii) 2,342,520 Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions on shares of Common Stock are applicable to (i) any shares of Common Stock purchased in the Offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder, and (ii) the shares of Common Stock owned by the Selling Stockholders that are not being offered hereby, all of which, together with the shares of Common Stock owned by the Partners of the Company, each director of the Company and certain other stockholders and 157,000 shares of Common Stock beneficially owned by Warren V. Musser and/or his assignees, are subject to lock-up agreements (the "Lock-Up Agreements") and pursuant to such agreements will not be eligible for sale or other disposition until 180 days after the Expiration Date (the "Lock-Up Expiry Date") without the prior written consent of the Underwriters. Pursuant to the 1994 Purchase, the Company has granted Safeguard, Technology Leaders and CIP certain registration rights whereby they may cause the Company to register their shares of Common Stock under the Act for public sale. See "SHARES ELIGIBLE FOR FUTURE SALE."
          It is anticipated that a registration statement (the "Form S-8 Registration Statement") covering the Common Stock that may be issued pursuant to the exercise of options awarded by the Company will be filed and become effective prior to the Lock-Up Expiry Date, and that shares of Common Stock that are so acquired or offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation. Subject to the provisions of any Lock-Up Agreement, shares of Common Stock may be resold in the public market beginning 90 days after the date of this Prospectus pursuant to Rule 701 (i) by persons who are not affiliates of the Company, without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144 and (ii) by affiliates of the Company, without compliance with the holding period requirements of Rule 144. See "MANAGEMENT--Stock Options," "SHARES ELIGIBLE FOR FUTURE SALE--Options and Warrants" and "UNDERWRITING."

          Anti-takeover Provisions. Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. The Company has no present plans to issue any shares of preferred stock. See "CERTAIN TRANSACTIONS--Voting and Stock Restriction Agreement."

          The Company has adopted a number of provisions in its charter and bylaws that may make a change in control difficult, if not impossible, and therefore may tend to discourage an unsolicited or unfriendly takeover bid. The Company's Class B common stock is entitled to five votes per share and currently constitutes 81.5% of the voting power of the Common Stock. All of the issued and outstanding Class B common stock is owned, and after the Offering will continue to be owned, by employee stockholders of the Company, all of whom have granted proxies to the Chief Executive Officer of the Company to vote their shares. Therefore, the Chief Executive Officer (or his successors) will have the power to determine all matters submitted to a vote of shareholders, including any matter related to a change in control of the Company. The charter and bylaws of the Company also provide that special stockholders meetings may be called only by the Chairman of the Board of Directors, by the Secretary at the direction of the Board of Directors, or by stockholders holding at least 30% of the shares of outstanding Common Stock. Notice of stockholder proposals at annual meetings of stockholders must be presented to the Company at least 45 days prior to the date of the meeting. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. See "DESCRIPTION OF CAPITAL STOCK."

          No Dividends. To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. Further, the secured credit agreement with the Company's commercial lender prohibits payment of dividends or other distributions on the Company's Common Stock. See "DIVIDEND POLICY."

          Cancellation of Rights Offering. If the conditions precedent to the sale to the Underwriters of the Excess Unsubscribed Shares on the sixth business day after the Expiration Date (the "Closing Date") are not satisfied (assuming that there are Excess Unsubscribed Shares), the Underwriters may elect, on or before the Closing Date, to cancel the Rights Offering and the Company and the Selling Stockholders will not have any obligations with respect to the Rights except to return promptly, without interest, any payment received in respect of the Exercise Price. See "THE OFFERING--Cancellation of Rights Offering" and "UNDERWRITING." The Company has been advised by the NASD that it is likely that trades in the Rights and the when-issued shares of Common Stock in the market would be canceled if the Rights Offering is not consummated.

                                  THE OFFERING

          The Company is granting, at no cost, to the holders of Safeguard Common Shares of record at the close of business on the Record Date, Company Rights, on the basis of one Company Right for every ten Safeguard Common Shares. The Selling Stockholders have agreed with the Company to sell 1,550,000 shares of Class A common stock upon the exercise of the Company Rights. The Company will sell the remaining 1,550,000 shares of Class A common stock upon the exercise of the Company Rights. The Company is granting, at no cost, the 155,000 Direct Rights to the Direct Purchasers. Each Right enables the holder to purchase one share of Class A common stock at an assumed Exercise Price of $5.50 per share. As of the close of business on the day before the date of this Prospectus, there were approximately ___________ Safeguard Common Shares outstanding. Accordingly, subject to changes in the number of outstanding Safeguard Common Shares through the Record Date (principally as a result of the exercise of options and the conversion of convertible securities to purchase Safeguard Common Shares), a total of approximately _________ Company Rights are expected to be issued to holders of Safeguard Common Shares outstanding on the Record Date. In the event that Company Rights to purchase fewer than _________ shares of Common Stock are issued to holders of Safeguard Common Shares, the shares of Common Stock subject to such Undistributed Rights will be offered by the Company to the Other Purchasers at the Exercise Price.

Background

          The Company has agreed with the Selling Stockholders to make a Rights Offering to holders of Safeguard Common Shares on the terms set forth in this Prospectus. The Company believes that the Rights Offering offers several advantages over a traditional initial public offering, including, the opportunity to offer its Common Stock to investors who, as Safeguard shareholders, already have some knowledge of the Company's business, the opportunity to achieve a broader distribution to a more stable shareholder base and the minimization of underwriting discounts and commissions. In addition, Safeguard has advised the Company that it prefers the Rights Offering to a traditional initial public offering because it allows its shareholders the opportunity to purchase shares of Common Stock at the initial offering price before such shares are offered to the general public by the Underwriters.

          Prior to the Rights Offering, there has been no public market for the Common Stock or the Rights. Consequently, the Exercise Price was determined by negotiations among the Company, the Selling Stockholders and the Underwriters. In determining the Exercise Price, the Underwriters, the Board of Directors of the Company and the Selling Stockholders considered such factors as the future prospects and historical growth rate in revenues and earnings of the Company, its industry in general and the Company's position in its industry; revenues, earnings and certain other financial and operating information of the Company in recent periods; market valuations of the securities of companies engaged in activities similar to those of the Company; the management of the Company; and, with respect to the Company, the advice of the Underwriters.

Exercise Privilege

          Each Right will entitle the holder thereof to receive, upon payment of the Exercise Price, one share of Class A common stock, subject to the restrictions described herein (the "Exercise Privilege"). Persons may not exercise Rights for fewer than 50 shares of Common Stock. In the event that a holder of Rights meeting the minimum exercise requirement elects to exercise in multiple transactions and one such transaction involves less than the minimum exercise requirement, such holder should provide to the Rights Agent a letter stating that such holder has already exercised a sufficient number of Rights to satisfy the minimum exercise requirement. For purposes of the Rights Offering, a person that holds Safeguard Common Shares in multiple accounts must meet the 50 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 50 Rights in an account should consider the advisability of consolidating the Rights in one account, selling Rights, or purchasing additional Rights to comply with the minimum exercise requirements of the Rights Offering. The Company has established these minimum exercise requirements primarily to limit the costs associated with a significant number of odd lots of the Common Stock.

No Fractional Rights

          No fractional Rights will be issued in the Rights Offering and a holder of a number of Safeguard Common Shares not evenly divisible by ten will be entitled to receive the next higher whole number of Rights. For purposes of this rounding process, record holders of Safeguard Common Shares known to be acting as nominees for beneficial holders of Safeguard Common Shares will be disregarded, and the rounding process will take place with respect to the aggregate holdings of Safeguard Common Shares by the beneficial holder.

Expiration Date

          The Rights Offering will terminate, and the Rights will expire, at 5:00 p.m., Eastern Standard time, on _____, 1997, the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. Neither the Company nor any Selling Stockholder will be obligated to honor any purported exercise of Rights received by ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the delayed delivery procedures described below under "-- Method of Exercising Rights."

Method of Transferring Rights

          Rights may be transferred, in whole or in part, by endorsing and delivering to the Rights Agent, at the addresses set forth below under "--Method of Exercising Rights," a Rights certificate that has been properly endorsed for transfer, with instructions to reissue the Rights, in whole or in part, in the name of the transferee. The Rights Agent will reissue certificates for the transferred Rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the Rights, in each case to the extent it is able to do so prior to the Expiration Date. Safeguard and the Company believe that a market for the Rights may develop during the period preceding the Expiration Date. The Company has applied with the Nasdaq National Market to have the Rights approved for quotation for the period ________, 1997 through ______, 1997 and has reserved "DTPIR" as the Nasdaq symbol under which the Rights will trade during such period. Any questions regarding the transfer of Rights should be directed to the Rights Agent at P.O. Box 798, Midtown Station, New York, NY 10018, Attention: Reorganization Department, telephone number (800) 223-6554.

          Because persons may not exercise Rights for fewer than 50 shares of Common Stock, persons holding fewer than 491 Safeguard Common Shares in one account will not be entitled to exercise Rights unless they consolidate Rights received in multiple accounts or acquire enough additional Rights in the market to satisfy the 50 share minimum exercise requirement. Such holders should consult with their regular investment advisor and review various alternatives, including acquiring additional Rights or selling or otherwise transferring their Rights. All commissions, fees and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase or sale of Rights are for the account of the transferor and transferee of Rights, and none of such commissions, fees or expenses will be paid by the Company or the Selling Stockholders.

Method of Exercising Rights

          Rights may be exercised by completing and signing the election to purchase form that appears on the back of each Rights certificate. The completed and signed election to purchase form, accompanied by payment in full of the Exercise Price for all shares for which the Exercise Privilege has been exercised, must be received by the Rights Agent on or before the Expiration Date. Neither the Company nor the Selling Stockholders will be obligated to honor any purported exercise of Rights received by the Rights Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the delayed delivery procedures described below. Therefore, the Company and Safeguard suggest, for the holders' protection, that Rights be delivered to the Rights Agent by overnight or express mail courier, or, if mailed, by registered mail. Persons may not exercise Rights for fewer than 50 shares of Common Stock in each account.


          The Rights and Exercise Price, if any, should be mailed or delivered to the Rights Agent as follows:

          By Mail:                        By Hand or by Overnight/Express Mail
                                          Courier:
          ChaseMellon Shareholder
           Services, L.L.C.               ChaseMellon Shareholder
          Reorganization Department       Services, L.L.C.
          P.O. Box 798                    Reorganization Department
          Midtown Station                 120 Broadway, 13th Floor
          New York, NY  10018             New York, NY  10271

Payment of the Exercise Price must be made in U.S. dollars by cash, check or money order payable to "Safeguard Escrow Account." Mellon Bank N.A. will serve as the escrow agent of the Safeguard Escrow Account.

          An exercise also will be in acceptable form if, on or before the Expiration Date, the Rights Agent has received payment in full of the Exercise Price for shares to be purchased pursuant to the Exercise Privilege and a letter or telegraphic notice from a bank, trust company or member firm of the New York or American Stock Exchange setting forth the subscriber's name, address and taxpayer identification number, the number of shares subscribed for pursuant to the Exercise Privilege, and guaranteeing that a properly completed and signed election to purchase form will be delivered to the Rights Agent within three business days after the Expiration Date. Acceptance of subscriptions in the foregoing manner will be subject to receipt of the duly executed election to purchase form with respect to the Exercise Privilege within such three business day period. No formal arrangements for the deposit of election to purchase forms have been made with any bank, trust company or member firm.

          A holder of Rights who purchases less than all the shares of Common Stock represented by his Rights certificate will receive from the Rights Agent a new Rights certificate representing the balance of the unsubscribed Rights, to the extent that the Rights Agent is able to reissue a Rights certificate prior to the Expiration Date.

          Certificates representing the Common Stock purchased by exercising the Exercise Privilege will be issued as soon as practicable after the sale of the Unsubscribed Shares and in no event later than six business days after the Expiration Date. See "--Sales of Unsubscribed Shares; Standby Commitment." All funds received by the Rights Agent in payment of the Exercise Price will be retained in escrow by the Escrow Agent and will not be delivered to the Company or the Selling Stockholders until the certificates representing Common Stock have been issued.

          Record holders of Safeguard Common Shares who hold such shares for the account of others (e.g., brokers or depositories for securities), and who thus receive Rights certificates representing Rights for the account of more than one beneficial owner, should provide such beneficial owners with copies of this Prospectus and should ascertain and execute on their behalf the intentions of such beneficial owners as to the exercise or transfer of such Rights.

          All questions as to the validity, form, eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions) and acceptance of subscription forms and the Exercise Price will be determined by the Company and Safeguard, whose determination will be final and binding. Once made, subscriptions are irrevocable, and no alternative, conditional or contingent subscriptions will be accepted. The Company and Safeguard reserve the absolute right to reject any or all purchases not properly submitted or the acceptance of which would, in the opinion of its counsel, be unlawful. The Company and Safeguard also reserve the right to waive any irregularities (or conditions) and their interpretations of the terms (and conditions) of the Rights Offering shall be final and binding. Any irregularities in connection with purchases must be cured within five business days of the giving of notice of defect by the Rights Agent, but no later than three business days after the Expiration Date, unless waived by the Company and Safeguard. The Company, the Selling Stockholders, the Underwriters and the Rights Agent are not under any duty to give notification of defects in such subscriptions and will not have any liability for failure to give such notifications. Exercises will not be deemed to have been made until such irregularities have been cured or waived and rejected exercises and the Exercise Price paid therefor will be returned promptly by the Rights Agent to the appropriate holders of the Rights.

Investor Information

          Investors who desire additional copies of this Prospectus or additional information should contact Gregory R. Rush at Tucker Anthony Incorporated, One Beacon Street, Boston, Massachusetts 02108, telephone number
(617) 725-1757 or William J. Filip at Robert W. Baird & Co. Incorporated,
777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202-5391, telephone number
(414) 298-7665.

Expectations Concerning the Exercise of Rights

          Warren V. Musser, the chairman and chief executive officer of Safeguard, and/or his assignees are expected to exercise all Rights distributed to them and acquire approximately 291,000 shares of Common Stock through the Rights Offering.

Sales of Unsubscribed Shares; Standby Commitment

          The Unsubscribed Shares will be sold, as to the first 300,000 Unsubscribed Shares, at the Exercise Price to the Other Purchasers (who are persons selected by the Company having a relationship with the Company, Safeguard, one of Safeguard's other partnership companies or other persons selected by the Company) and, as to the number of Unsubscribed Shares exceeding the 300,000 shares of Common Stock offered to the Other Purchasers (the "Excess Unsubscribed Shares"), to the Underwriters at the Exercise Price less the Total Underwriting Discount pursuant to the Standby Underwriting Agreement.

          The Company is offering the first 300,000 Unsubscribed Shares at the Exercise Price to the Other Purchasers and expects to enter into, prior to the Expiration Date, agreements obligating it to sell up to an aggregate of 300,000 Unsubscribed Shares to the Other Purchasers and obligating the Other Purchasers to purchase from it up to an aggregate of 300,000 Unsubscribed Shares. In the event that less than 300,000 Unsubscribed Shares are available for sale to the Other Purchasers as of the Expiration Date, the number of remaining Unsubscribed Shares will be sold to each Other Purchaser, on a discretionary basis, as derived by multiplying the maximum number of Unsubscribed Shares each Other Purchaser has agreed to purchase by the fraction obtained after dividing the aggregate number of remaining Unsubscribed Shares by 300,000. In the event that the Other Purchasers fail to purchase any of the Unsubscribed Shares which they are obligated to purchase such circumstances would result in the failure to satisfy a condition precedent to the Underwriters' obligation to purchase Excess Unsubscribed Shares under the Standby Underwriting Agreement which would result in the termination of the Rights Offering and the return of payments received in respect of the Exercise Price without interest unless the Underwriters elect to purchase all, but not less than all, of the remaining Unsubscribed Shares. See "--Cancellation of Rights Offering" and "UNDERWRITING."

          In accordance with the Standby Underwriting Agreement, the Underwriters (i) will receive the Financial Advisory Fee of 3% of the Exercise Price for each share of Common Stock subject to the Offering, and (ii) will purchase, within six business days after the Expiration Date and subject to the terms and conditions of the Standby Underwriting Agreement, the Excess Unsubscribed Shares at a price per share equal to the Exercise Price less the Underwriting Discount equal to 4% of the Exercise Price for each Excess Unsubscribed Share, in addition to the Financial Advisory Fee for such shares. Under certain circumstances, the Underwriters may be entitled to receive the Underwriting Discount for shares of Common Stock acquired by them pursuant to the exercise of Rights purchased by them. See "UNDERWRITING." The Excess Unsubscribed Shares acquired by the Underwriters pursuant to the Standby Underwriting Agreement, the Common Stock acquired by the Underwriters pursuant to the exercise of Rights and the Common Stock acquired by the Underwriters in the market will be offered by the Underwriters to the public at prices which may vary from the Exercise Price. If all of the Rights are exercised, or if the number of Unsubscribed Shares is 300,000 or less, there will be no Excess Unsubscribed Shares and the Underwriters will not be required to purchase any Common Stock pursuant to the Standby Underwriting Agreement unless the Other Purchasers do not fulfill their obligations to purchase the Unsubscribed Shares. The Underwriters may terminate their obligations under the Standby Underwriting Agreement if certain events occur, or if the Company or any Selling Stockholder fails to comply with any of their respective obligations under the Standby Underwriting Agreement. See "UNDERWRITING." The Company has granted to the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of 310,000 additional shares of Common Stock to cover over-allotments, if any. See "UNDERWRITING." The Company intends to supplement the Prospectus after the Expiration Date to set forth the results of the Rights Offering, the transactions by the Underwriters during the Exercise Period, the number of Unsubscribed Shares purchased by the Other Purchasers, if any, the number of Unsubscribed Shares purchased by the Underwriters, if any, and the subsequent reoffering thereof.

Cancellation of Rights Offering

          If the conditions precedent to the sale to the Underwriters of the Excess Unsubscribed Shares on the sixth business day after the Expiration Date (the "Closing Date") are not satisfied (assuming that there are Excess Unsubscribed Shares), the Underwriters may elect, on or before the Closing Date, to cancel the Rights Offering and the Company and the Selling Stockholders will not have any obligations with respect to the Rights except to return, without interest, any payment received in respect of the Exercise Price. See "UNDERWRITING." The Company has been advised by the NASD that it is likely that trades in the Rights and the when-issued shares of Common Stock in the market would be canceled if the Rights Offering is not consummated.

Federal Income Tax Consequences

          The following is a summary of the material federal income tax consequences affecting holders of Safeguard Common Shares receiving Company Rights in the Offering. In the opinion of Morgan, Lewis & Bockius LLP, the distribution of the Company Rights by the Company may constitute taxable income to holders of Safeguard Common Shares under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be subject to state or local income taxes. Because of the complexity of the provisions of the Code referred to below and because tax consequences may vary depending upon the particular facts relating to each holder of Safeguard Common Shares, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of the Offering under the Code and under any applicable state, local or foreign tax laws.

          Safeguard has been advised by Morgan, Lewis & Bockius LLP that, under current interpretations of case law, the Code, and applicable regulations thereunder, the federal income tax consequences applicable to holders of Safeguard Common Shares receiving Company Rights in the Offering generally are as follows:

Distribution of Company Rights to Holders of Safeguard Shares

          The Company Rights, representing the right to acquire shares of Common Stock from the Company or the Selling Stockholders, can be considered as constituting "property" within the meaning of Section 317(a) of the Code. The federal income tax consequences of a distribution by the Company of the Company Rights which are considered "property" to holders of Safeguard Common Shares, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of Safeguard Common Shares will be deemed to have received a distribution from Safeguard, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the Company Rights, as of the date of distribution, (ii) each corporate holder of Safeguard Common Shares (other than foreign corporations and S corporations) will be deemed to have received a distribution from Safeguard (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the Company Rights, as of the date of distribution; and (iii) the tax basis of the Company Rights in the hands of each holder (whether corporate or noncorporate) of Safeguard Common Shares will be equal to the fair market value (if any) of the Company Rights as of the date of distribution. Because of the predominantly factual nature of determining the fair market value, if any, of the Company Rights, Morgan, Lewis & Bockius LLP has expressed no opinion with respect to the fair market value of the Company Rights.

          Since the fair market value of the Company Rights will determine the amount of taxable income deemed received by the holders of Safeguard Common Shares, the determination of the fair market value of each Right as of the date of distribution is critical. The Exercise Price was determined through arms-length negotiations among the Company, the Selling Stockholders and the Underwriters. Based on these negotiations and because Safeguard views the Company Rights as merely a mechanism that permits the purchase of the Common Stock, Safeguard's Board of Directors believes that the per share value of Common Stock represented by the Company Rights at the date of the commencement of the Offering approximates the Exercise Price, and that the Company Rights should have no value for federal income tax purposes. However, the Internal Revenue Service is not bound by this determination. See "--Background."

Exercise of Rights

          Holders of Company Rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the Company Rights. A holder of Company Rights who receives shares of Common Stock upon the exercise of the Company Rights will acquire a tax basis in such shares equal to the sum of the Exercise Price paid under the Offering and the tax basis (if any) of the holder of Company Rights in the Company Rights.

Transfer of Rights

          The transferable nature of the Company Rights will permit a holder of Company Rights to sell Company Rights prior to exercise. Pursuant to Section 1234 of the Code, a Company Rights holder who sells Company Rights prior to exercise will be entitled to treat the difference between the amount received for the Company Rights and the adjusted tax basis (if any) of the holder of Company Rights in the Company Rights as a short-term capital gain or capital loss, provided that Common Stock subject to the Company Rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the Company Rights will have been held for not longer than one year.

Non-Exercise of Rights

          The income tax treatment applicable to holders of Company Rights who fail to exercise or transfer their Company Rights prior to the Expiration Date also is set forth in Section 1234 of the Code. Holders of Company Rights who allow their Company Rights to lapse are deemed under the Code to have sold their Company Rights on the date on which the Company Rights expire. Since upon such lapse no consideration will be received by a holder of Company Rights, and since the Company Rights will have been held for not longer than one year, a short-term capital loss equal to the tax basis (if any) in the Company Rights will be sustained by the holder on such lapse, provided that Common Stock subject to the Company Rights would have been a capital asset in the hands of the holder had it been acquired by him.

                                USE OF PROCEEDS

          The minimum net proceeds to the Company from the sale of the 1,705,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $8.1 million after deducting estimated offering expenses allocable to and payable by the Company (including the maximum applicable non-accountable expense allowance to the Underwriters) and assuming the sale of all such shares pursuant to the Standby Underwriting Agreement (other than the 155,000 shares sold to the Direct Purchasers pursuant to the exercise of the Direct Rights), the payment to the Underwriters of the Total Underwriting Discount with respect to the shares sold by the Company pursuant to the Standby Underwriting Agreement and the payment of only the Financial Advisory Fee with respect to the shares of Common Stock sold by the Company to the Direct Purchasers through the Direct Rights. In the event more of the shares of Common Stock offered hereby are sold pursuant to the exercise of Rights, the Company will not be obligated to pay the Underwriting Discount with respect to such shares and will, therefore, realize an amount of net proceeds greater than approximately $8.1 million. See "RISK FACTORS--Liquidity" and "--Broad Discretion in Application of Proceeds," "THE
OFFERING--Sales of Unsubscribed Shares; Standby Commitment" and "UNDERWRITING." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

          The principal reason for the Offering is to establish a stronger capital base for the Company to support the continued expansion of its revenues. The Company intends to use the net proceeds, together with cash flow from operations, to repay a $2.0 million loan from Safeguard (the "Safeguard Loan") and for working capital, general corporate purposes and capital expenditures. The Safeguard Loan has a maturity date of November 1, 2001 but must be prepaid in full upon the consummation of this Offering and bears interest at rates which escalate 1.0% annually, starting at 6.0% in the initial year. In addition, the Company may expand its technical and marketing capabilities through the acquisition of other companies or businesses that are complementary to the Company's current business. A portion of the net proceeds from the Offering may be used in the future for such acquisitions, although the Company has no commitments or understandings with respect to future acquisitions, nor is it currently actively considering any particular acquisition. The Company has not determined the amounts it intends to utilize on each of the listed uses, or the timing of such uses. The amounts actually expended for each use may vary significantly depending upon a number of factors, including future revenue growth, if any, the amount of cash generated or used by the Company's operations and the status of acquisition opportunities, if any, presented to the Company. The Company believes that the net proceeds from the sale of the Common Stock offered hereby, together with its current cash balances and cash flow from future operations will be sufficient to fund its operating requirements for the 12 months following the consummation of this Offering. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment-grade, interest-bearing securities. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION--Liquidity and Capital Resources."

                                DIVIDEND POLICY

          To date, the Company has not paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend, among other things, on the Company's results of operations and financial condition, any restriction in the Company's secured credit agreement and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. The Company's secured credit agreement with its commercial lender currently prohibits the payment of dividends.

                                 CAPITALIZATION

          The following table sets forth the total capitalization of the Company as of December 31, 1996, and as adjusted to reflect the sale of 1,705,000 shares of Class A common stock by the Company pursuant to the Offering and the application of the estimated minimum net proceeds of approximately $8.0 million therefrom. This table should be read in conjunction with the Financial Statements and related notes thereto and other financial information included elsewhere in this Prospectus.


                                                                                              December 31, 1996
                                                                                         ---------------------------
                                                                                           (dollars in thousands,
                                                                                            except per share data)

                                                                                            Actual      As  Adjusted
                                                                                         -----------    ------------
                                                                                                           (1)
Long-term debt, including current portion(3)............................................     $ 2,177         $   177
                                                                                             -------          ------
Stockholders' equity:
   Preferred Stock, $.001 par value; 2,000,000 shares authorized, and no shares issued
   and outstanding......................................................................           -               -

   Class A common stock, $.001 par value; 40,000,000 shares authorized, and
   4,271,439 and 5,976,439 (as adjusted) shares issued and outstanding(2)...............           4               6

   Class B common stock, $.001 par value; 20,000,000 shares authorized, and
   5,281,612 and 5,281,612 (as adjusted) shares issued and outstanding(2)...............           5               5

   Additional paid-in capital(2)........................................................       9,294          17,352

   Notes receivable from sale of Common Stock...........................................        (146)           (146)

   Accumulated deficit..................................................................        (406)           (406)
                                                                                             -------          ------
   Total stockholders' equity...........................................................       8,751          16,811
                                                                                             -------          ------

Total capitalization....................................................................     $10,928         $16,988
                                                                                             =======          ======

---------------

(1) Adjusted to give effect to the sale by the Company of 1,705,000 shares of Class A common stock and the receipt and application of approximately $8,060 in net proceeds from this Offering, after deducting the maximum Total Underwriting Discount with respect to such shares of approximately $492 and estimated offering expenses of $825 (including $125 representing the maximum applicable non-accountable expense allowance to the Underwriters).

(2) Excludes as of January 28, 1997 (i) 2,762,240 shares of Common Stock issuable upon the exercise of options (of which options to purchase 24,750 shares were exercisable at January 28, 1997) at a weighted average exercise price of $2.16 per share and (ii) 526,598 shares of Common Stock issuable upon the exercise of warrants (all of which were exercisable as of January 28, 1997) at an exercise price of $5.50 per share. See "MANAGEMENT--Stock Options" and "CERTAIN TRANSACTIONS."

(3) The "As Adjusted" long-term debt amount reflects the repayment of a $2,000 loan from Safeguard using net proceeds from this Offering. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" and "USE OF PROCEEDS."

                                    DILUTION

          The net tangible book value of the Company as of December 31, 1996 was approximately $8.6 million or $0.90 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after December 31, 1996, other than to give effect to the items described in Note 1 appearing immediately below the following table, the pro forma net tangible book value of the Company as of December 31, 1996 would have been approximately $16.7 million or $1.48 per share. This represents an immediate increase in such pro forma net tangible book value of $0.58 per share to existing stockholders and an immediate dilution of $4.02 per share to investors purchasing Common Stock at the Exercise Price in the Offering. New stockholders that acquire Common Stock from the Underwriters at a price greater than the Exercise Price will experience greater dilution. The following table illustrates this per share dilution in net tangible book value:

Exercise Price..................................................           $5.50
  Net tangible book value per share as of December 31, 1996.....    $0.90
  Increase per share attributable to new stockholders (1).......     0.58
Pro forma net tangible book value per share as of December 31,       ----
 1996...........................................................            1.48
                                                                           -----
Dilution per share to new stockholders..........................           $4.02
                                                                           =====

--------------------

(1) Reflects the sale by the Company of 1,705,000 shares of Common Stock and the receipt of approximately $8.1 million in net proceeds from the Offering after deducting the maximum Total Underwriting Discount with respect to such shares of approximately $492,000 and estimated offering expenses of $825,000 (including $125,000 representing the maximum applicable non-accountable expense allowance to the Underwriters).

     The following table sets forth, on an adjusted basis as of January 28, 1997, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid upon original issuance to stockholders prior to the Offering and by new investors, based upon the Exercise Price of $5.50 per share before deducting the Underwriters' compensation and estimated offering expenses:

                                                                                                Average
                                             Shares                     Total                    Price
                                         Purchased (1)           Consideration (2)(3)         per Share (2)
                                     ------------------        -----------------------        -------------
                                    Number    Percentage         Amount      Percentage
                                    ------    ----------         ------      ----------
Existing shares..............     9,553,051     84.9%          $9,774,631       51.0%              $1.02
New shares...................     1,705,000     15.1            9,377,500       49.0                5.50
                                  ---------    -----          -----------      -----
    Total....................    11,258,051    100.0%         $19,152,131      100.0%               1.70
                                 ==========    =====          ===========      =====

--------------------

(1) Sales by the Selling Stockholders in the Offering will cause the number of shares held by existing stockholders to be reduced to approximately 8,003,051 shares or 71.1% of the total shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to approximately 3,255,000 shares, or 28.9% of the total shares of Common Stock to be outstanding after the Offering. See "PRINCIPAL AND SELLING STOCKHOLDERS."

(2) Reflects gross consideration from the issuance of Common Stock and therefore does not reflect deductions for stock issuance costs of $471,000 and notes issued in exchange for stock issuance of $146,000.

(3) Reflects gross consideration from the issuance of Common Stock and therefore does not reflect deductions for the maximum Underwriting Discount with respect to such shares of approximately $492,000 and estimated offering expenses of $825,000.


     The foregoing tables do not assume the exercise of any options. As of January 28, 1997, there were outstanding options to purchase an aggregate of 2,762,240 shares of Common Stock (of which 24,750 were exercisable at January 28, 1997) at a weighted average exercise price of $2.16 per share and excludes 526,598 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.50 per share. As of January 28, 1997, the Company had an additional 719,710 shares of Common Stock available for future grants and other issuances under its Stock Option Plan. See "MANAGEMENT--Stock Options," "CERTAIN TRANSACTIONS" and Note 7 to the Consolidated Financial
Statements appearing elsewhere in this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

          The financial data presented below has been derived from the Company's consolidated financial statements. The audited balance sheets as of March 31, 1995 and 1996 and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended March 31, 1996 and for the period from January 28, 1994 (inception) to March 31, 1994 and the KPMG Peat Marwick LLP report thereon and the Company's unaudited balance sheet as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the period then ended are included elsewhere in this Prospectus. The data presented below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," the Consolidated Financial Statements and the notes thereto and other financial information appearing elsewhere in this Prospectus.


                                             Inception             Year Ended             Nine Months Ended
                                                to                  March 31,               December 31,
                                             March 31,         -------------------       -------------------
                                               1994              1995       1996           1995        1996
                                            ----------         --------   --------       -------      ------
Statement of Operations Data:
Net revenues........................         $  261             $12,843    $26,339       $18,756     $26,245
                                              -----              ------     ------        ------      ------
Operating expenses:
 Project personnel and related
 expenses...........................            633               8,351     15,312        10,710      16,307
 Professional development and
 recruiting.........................            106               1,395      4,587         3,508       4,478
 Marketing and sales................             94                 451        606           430       1,189
 Management and administrative
 support............................            317               3,108      4,460         3,163       4,840
                                              -----              ------    -------        ------      ------
    Total operating expenses........          1,150              13,305     24,965        17,811      26,814
                                              -----              ------     ------        ------      ------
 Income (loss) from operations......           (889)               (462)     1,374           945        (569)
 Interest income, net...............              3                  85        164           119          82
                                              -----              ------     ------        ------      ------
 Income (loss) before taxes.........           (886)               (377)     1,538         1,064        (487)
 Income taxes.......................             --                  --      ( 302)         (209)        107
                                              -----              ------     ------        ------      ------
 Net income (loss)..................          $(886)              $(377)    $1,236        $  855     $  (380)
                                              =====              =======    ======        ======      ======
 Pro forma net income (loss) per
 share of Common Stock(1)...........          $(.35)             $(0.05)     $0.13         $0.09      $(0.04)
 Shares used in computing pro forma
 net income (loss) per share(1).....          2,509               8,270      9,821         9,759      10,437


                                                             March 31,                    December 31,
                                               ------------------------------------     ---------------
                                                  1994         1995         1996             1996
                                               ----------   ----------   ----------      -------------
Balance Sheet Data:

Cash and cash equivalents.............          $1,148        $4,690       $4,635           $7,132
Working capital.......................             558         4,345        4,396            6,312
Total assets..........................           1,456         7,513       11,615           13,928
Long-term debt, including current
portion(2)............................             --            256          125            2,177
Total stockholders' equity............            766          5,187        6,568            8,751

-----------------------

(1) Pro forma net income (loss) per share is computed using the weighted average number of shares of Common Stock and Common Stock equivalent shares (stock options and warrants) outstanding unless anti-dilutive. As required by Staff Accounting Bulletin No. 83 issued by the Securities and Exchange Commission, Common Stock and Common Stock equivalent shares issued by the Company during the twelve-month period preceding the initial filing of the Registration Statement have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the assumed public offering price).
(2) As of December 31, 1996, the Company had long-term debt of approximately $2,177, which includes a loan from Safeguard for $2,000 made on November 8, 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     The following information should be read in connection with the information contained in the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "RISK FACTORS."

Overview

     Diamond is a management consulting firm that devises business strategies enabled by information technology ("IT") and manages the implementation of those strategies. Diamond was founded upon, and continues to stress, a business culture in which strategic consulting and IT expertise are optimally integrated to provide superior client solutions. The Company has experienced substantial revenue growth as its net revenues have increased from $12.8 million in its first full fiscal year of operations ending March 31, 1995 to $26.3 million in fiscal 1996 while growing its client base from 16 clients served in fiscal 1995 to 24 clients served in fiscal 1996. The number of the Company's client-serving professionals has also grown during this two-year period from 69 to 115 at the end of fiscal 1995 and fiscal 1996, respectively.


     The Company's revenues are comprised of professional fees for services rendered to clients which are billed either monthly or semi-monthly in accordance with the terms of the client engagement. Prior to the commencement of a client engagement, the Company and its client agree on fees for services based upon the scope of the project, Diamond staffing requirements and the level of client involvement. The Company recognizes revenues as services are performed in accordance with the terms of the client engagement. Out-of-pocket expenses are reimbursed by clients and offset against expenses incurred and are not included in recognized revenues. Provisions are made for estimated uncollectible amounts based on the Company's experience. Although the Company from time to time has been required to make revisions to its clients' estimated deliverables, to date none of such revisions has had a material adverse effect on the Company's operating or financial results.

     The largest portion of the Company's costs consist primarily of employee-related expenses for its client-serving professionals and other direct costs, such as third-party vendor costs and unbilled travel costs associated with the delivery of services to clients. The remainder of the Company's costs are comprised of the expenses associated with the development of the business and the support of its client-serving professionals, such as professional development and recruiting, marketing and sales, and management and administrative support. Professional development and recruiting expenses consist primarily of recruiting and training costs. Marketing and sales expenses consist primarily of the costs associated with the Company's development and maintenance of its marketing materials and programs, in addition to other marketing programs. Management and administrative support expenses consist primarily of the costs associated with operations, finance, human resources, information systems, facilities and other administrative support for project personnel.

     The Company regularly reviews its fees for services, professional compensation and overhead costs to ensure that its services and compensation are competitive within the industry. In addition, Diamond monitors the progress of client projects with client senior management on a periodic basis. The Company manages activities of its professionals by closely monitoring engagement schedules and staffing requirements for new engagements. Because most of the Company's client engagements are, and may be in the future, terminable by the client without penalty, an unanticipated termination of a client project could require the Company to maintain under-utilized employees, resulting in a higher than expected percentage and number of inactive professionals. While professional staff must be adjusted to reflect active engagements, the Company must maintain a sufficient number of senior professionals to oversee existing client engagements and participate with the Company's sales efforts to secure new client assignments.

Recent Developments

     The Company's net revenues of $10.2 million during the quarter ended December 31, 1996 increased $1.8 million, or 21.8%, from the prior quarter's net revenues. This increase, combined with the impact of the cost reductions described in the following paragraphs, resulted in net income of $719,000 during the quarter, substantially offsetting the net losses during the six months ended September 30, 1996 of $1.1 million.

     The Company's net revenues continued to grow during each of the three quarters ended December 31, 1996, despite the cancellation of two significant projects during the last quarter of fiscal 1996 and the first quarter of fiscal 1997. The cancellation of these projects resulted from (a) one client's acquisition of an existing business which eliminated its need for Diamond's continued services in assisting the client in the establishment of a similar business and (b) the other client's cancellation of the business initiative for which the Company had been retained. The revenues from these two clients represented approximately $3.8 million in the quarter ended March 31, 1996 and, after such cancellations, represented approximately $1.5 million in the quarter ended June 30, 1996, $300,000 in the quarter ended September 30, 1996 and zero in the quarter ended December 31, 1996. At the time of these project cancellations, the Company was in the process of increasing the number of its client-serving professionals to support anticipated revenue growth.
Accordingly, the lost revenue associated with these projects, together with the expanded capacity for future anticipated revenue growth, resulted in a higher than expected percentage of unassigned professionals during each of the quarters ended June 30, 1996 and September 30, 1996 and net losses of $714,000 and $385,000, respectively. The Company responded to the impact of this lost revenue and reduced utilization of its client-serving professionals by evaluating its cost structure and eliminating, or deferring, certain planned spending and terminating certain non-client-serving professionals. At the same time, the Company elected to retain existing client-serving professionals so that it could be in a position to respond to anticipated future growth.
Finally, the following compensation reductions were implemented to help the Company recover from the situation.

     .    The Company eliminated employee bonuses for the year ending March 31,
     1997.

     .    The Partners agreed to a temporary 8.3% reduction in compensation for one year commencing with the quarter ending December 31, 1996.

     .    Certain of the Partners forgave prior years' deferred compensation totalling approximately $485,000 during the quarter ended December 31, 1996. These Partners also agreed to forgive an additional $485,000 of deferred compensation during the quarter ending March 31, 1997 if the Company does not achieve certain revenue thresholds during that quarter. To the extent that such amounts are forgiven in the quarter ending March 31, 1997, the Company will recognize the amount as a reduction in operating expenses in the period.

     The Company's response to these project cancellations and the resulting business circumstances effectively reduced spending levels, while maintaining the consulting capacity required to support future growth. In the aggregate (assuming the revenue thresholds related to potential forgiveness of deferred compensation described above are not met), the Company reduced or will reduce its expense levels by approximately $800,000 in the quarter ended September 30, 1996, approximately $1.1 million in the quarter ended December 31, 1996, $1.1 million in the quarter ending March 31, 1997, and $200,000 in each quarter ending June 30, 1997 and September 30, 1997 as compared to the expense levels included in the quarter ended June 30, 1996.

Results of Operations

     The Company's operations during the period from inception on January 28, 1994 to March 31, 1994 (the "Inception Period") reflect a loss of $886,000 which was attributable to the developmental nature of the business during the start-up phase of operations. The Company's investment in its consulting capacity and marketing programs during the Inception Period was focused primarily on the development of a core group of consultants and administrative personnel to start the business, recruitment of new consultants to support the future growth of the business and development of a corporate identity and marketing approach. Accordingly, a comparison of fiscal 1995 to the Inception Period is not meaningful and the discussion that follows is only directed toward a comparison of the nine months ended December 31, 1996 and 1995 and a comparison of fiscal 1996 and fiscal 1995.

     The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of net revenues:

                                                              Nine Months Ended
                                    Year Ended March 31,         December 31,
                                   ---------------------      -----------------
                                    1995     1996           1995          1996
                                   -------  ------         -----         ------
Statement of Operations Data:
Net revenues.....................  100.0%   100.0%         100.0%        100.0%
                                   -----    -----          -----         -----
Operating expenses
 Project personnel and related
 expenses........................   65.0     58.1           57.1          62.1

 Professional development and
 recruiting......................   10.9     17.4           18.7          17.1

 Marketing and sales.............    3.5      2.3            2.3           4.5
 Management and administrative
 support.........................   24.2     17.0           16.9          18.4
                                   -----    -----          -----         -----
    Total operating expenses.....  103.6     94.8           95.0         102.1
                                   -----    -----          -----         -----
Income (loss) from operations....   (3.6)     5.2            5.0          (2.1)
Interest income, net.............    0.7      0.6            0.7           0.3
                                   -----    -----          -----         -----
Income (loss) before taxes.......   (2.9)     5.8            5.7          (1.8)
Income taxes.....................     --     (1.1)          (1.1)          0.4
                                   -----    -----          -----         -----
Net income (loss)................   (2.9%)    4.7%           4.6%         (1.4%)
                                   =====    =====          =====         =====


Nine Months Ended December 31, 1996 Compared to Nine Months Ended December 31, 1995

     The Company's net revenues increased 39.9% to $26.2 million during the nine months ended December 31, 1996, as compared to the same period in the prior year. The increase in the Company's net revenues reflects an increase in the volume of services delivered to new clients, as well as the leveraging of the Company's existing client base by undertaking additional projects for these clients. For the nine months ended December 31, 1996, $9.4 million of revenue was derived from services delivered to new clients and $16.8 million related to the completion of projects or undertaking additional projects from the Company's client base of the previous fiscal year. The Company served 39 clients during the nine months ended December 31, 1996 (of which 16 were clients during the prior fiscal year) as compared to 18 clients during the same period in the prior year.

     Project personnel and related expenses increased $5.6 million to $16.3 million during the nine months ended December 31, 1996 from the same period in the prior year. In aggregate, project personnel and related expenses increased 52.3% from the same period in the prior year due to the increase in the number of its client-serving professionals hired during the period to respond to anticipated future growth. The Company increased its client-serving professional staff from 100 at December 31, 1995 to 143 at December 31, 1996. As a percentage of net revenues, project personnel and related expenses increased from 57.1% to 62.1% during the nine months ended December 31, 1996. This largely reflects the impact of the reduced utilization that occurred as a result of the cancellation of two significant projects in March and April 1996 as previously noted.

    Professional development and recruiting expenses increased from $3.5 million to $4.5 million, or 27.7%, during the nine months ended December 31, 1996 due to the increase in recruiting and the training of a higher number of professional consultants. The increase also reflects the Company's continued emphasis on its investment in recruiting and training to support the growth of its business as partially offset by certain cost containment initiatives undertaken in response to the events described in "--Recent Developments." As a percentage of net revenues, professional development and recruiting expenses decreased to 17.1% as compared to 18.7% during the same period in the prior year.

     Marketing and sales expenses increased from $430,000 to $1.2 million during the nine months ended December 31, 1996. As a percentage of net revenues, these expenses increased from 2.3% to 4.5%, reflecting the Company's expanded investment in its marketing and sales programs.

     Management and administrative support expenses increased from $3.2 million to $4.8 million during the nine months ended December 31, 1996. As a percentage of net revenues, these expenses increased from 16.9% to 18.4%, reflecting the costs associated with the additional facilities, equipment and personnel necessary to support the Company's growth and increased consulting capacity and the recognition of certain legal expenses. See "CERTAIN TRANSACTIONS-- Cancellation of Promissory Note."

Fiscal 1996 Compared to Fiscal 1995

     The Company's net revenues increased 105.1% to $26.3 million in 1996, as compared to $12.8 million in 1995. The increase in the Company's net revenues reflects an increase in the volume of services delivered to new clients, as well as the leveraging of the Company's existing client base by undertaking additional projects for these clients. The Company served 24 clients during 1996 (of which 12 were clients during the prior year) as compared to 16 clients during the same period in the prior year.

     Project personnel and related expenses increased from $8.4 million to $15.3 million, or 83.4%. This reflects the increase in the number of professional consultants required to support the Company's growth during the period and to respond to anticipated future growth. In response to the Company's requirements for additional project personnel, the Company increased its number of client-serving professionals from 69 at March 31, 1995 to 118 at March 31, 1996.

As a percentage of net revenues, these expenses decreased from 65.0% to 58.1% during 1996, reflecting the Company's improved utilization of its client-serving professionals relative to the preceding year.

     Professional development and recruiting expenses increased from $1.4 million to $4.6 million during 1996. As a percentage of net revenues, these expenses increased from 10.9% to 17.4% in 1996. This increase reflects the Company's emphasis on its investment in recruiting and training to support the growth of the business and to conduct internal training to support the assimilation and development of its highly skilled employee base.

     Marketing and sales expenses increased from $451,000 to $606,000, or 34.4% as a result of the Company's expanded investment in its marketing and sales programs. As a percentage of net revenues, these expenses decreased from 3.5% in 1995 to 2.3% in 1996.

     Management and administrative support expenses increased from $3.1 million to $4.5 million, or 43.5% as a result of the additional facilities, equipment and personnel necessary to support the Company's growth and increased consulting capacity. As a percentage of net revenues, these expenses decreased from 24.2% to 17.0% as a result of the Company's improved operating leverage resulting from the Company's net revenue growth.

     The Company's effective tax rate of 19.6% in 1996 was lower than the federal statutory rate primarily due to the recognition of benefits not recognized during fiscal 1994 and 1995. The Company did not recognize these benefits in 1994 and 1995 because of its operating losses during those years, its limited operating history and the likelihood of their realization at the end of each of those fiscal years.

Unaudited Quarterly Results

     Set forth below are selected statements of operations data for each of the Company's full quarters since inception. In the Company's opinion, this data has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for the period presented when read in conjunction with the Consolidated Financial Statements and notes thereto contained elsewhere herein. Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future period.


                                                               Quarter Ended
                             -------------------------------------------------------------------------------------------------------
                             Jun. 30,  Sept. 30, Dec. 31, Mar. 31, Jun. 30, Sept. 30,  Dec. 31, Mar 31, Jun. 30, Sept. 30, Dec. 31,
                               1994      1994      1994     1995     1995     1995       1995    1996     1996     1996      1996
                             --------  --------  -------- -------- -------- --------   -------- ------- -------- --------- --------
                                                            (dollars in thousands)
Net revenues                   $1,332    $2,859    $3,542   $5,110   $5,863   $5,975   $6,918   $7,583   $7,753   $8,336  $10,156
Income (loss) from
  operations                  $(1,188)   $ (271)   $  112   $  885   $  363   $  149   $  433   $  429  $(1,215)   $(589)   1,235
Net income (loss)             $(1,178)   $ (243)   $  146   $  898   $  312   $  159   $  383   $  382    $(714)   $(385)     719

Other Operating Data:
Number of clients served            9        12        10       10       13       10       13       17       21       25       29
Number of clients
 generating revenues
 greater than $250,000              2         4         5        6        8        9        8        7       11       11       16
Avg. revenue per client          $148    $  238    $  354   $  511   $  451   $  598   $  532   $  446     $369     $333     $350

     The Company has experienced quarterly fluctuations in its operating results partially due to its rapid growth since inception, together with the impact of the Company's considerable investments in recruiting and training during the periods. Because the Company's revenues are derived from professional fees and the Company is in its early stages of investment with many of its clients, quarterly results can be affected by the commencement and completion of client engagements and the booking of new business. In addition, expenses are impacted by the investment made in training programs, campus recruiting and the development of new business.

     The Company's loss from operations during the quarters ended June 30, 1994 and September 30, 1994 reflects the impact of the costs incurred in the Company's efforts to increase the number of its client-serving professionals and develop its corporate identity and marketing programs. Since that time, the Company has expanded its client base and key client relationships, thereby
generating substantial growth in net revenues.   The Company increased its
investment in recruiting and training during each of the quarters of fiscal 1996 partially offsetting the impact of increased revenues in these quarters. During each of the three quarters ended December 31, 1996, the Company continued to expand its client base, key client relationships and client-serving professionals, despite the cancellation of two significant projects. See "-- Recent Developments" and "RISK FACTORS -- Concentration of Revenues."

Liquidity and Capital Resources

     Historically, the Company has used proceeds from the private sales of Common Stock and cash from operations to fund its operating and capital requirements. The Company expects that cash from operations and the proceeds from this Offering will provide the principal sources of future liquidity for the Company. Variations in the Company's operating results have occurred in the past and any significant decreases in net income could adversely affect liquidity.

     The Company is currently experiencing a period of growth which could place a strain on the Company's financial resources. The Company expects to increase its client-serving professional staff by nearly 30% during the next 12 months. Although the Company's plans to hire personnel are driven in response to increased demand for the Company's consulting services, a portion of these expenses may be incurred in anticipation of increased demand. Operating results and liquidity may be adversely affected if market demand and revenues do not increase as anticipated. Capital expenditures for computer equipment, telecommunications equipment, and furniture and fixtures and leasehold improvements totaled $1.2 million during the nine months ended December 31, 1996 and $1.8 million during the year ended March 31, 1996. The Company anticipates that its capital expenditures for fiscal 1998 will not exceed $1.0 million.

     The Company entered into a $2.0 million subordinated loan agreement with Safeguard on November 8, 1996 for general working capital purposes. In connection with this loan, the Company issued warrants to Safeguard for the purchase of 526,598 shares of the Company's Common Stock at $5.50 per share. The loan has a maturity date of November 1, 2001 but must be repaid in full upon the consummation of this Offering and bears interest at rates which escalate 1.0% annually, starting at 6.0% in the initial year.

     The Company also obtained a revolving line of credit (pursuant to the terms of a secured credit agreement) from a commercial bank under which the Company may borrow up to $3.0 million at an annual interest rate based on the prime rate or based on the LIBOR rate plus 2.5%, at the Company's discretion. As of December 31, 1996, the Company had approximately $2.7 million available under this line of credit. See Note 6 of Notes to Consolidated Financial Statements.

     The Company may expand its capabilities through the acquisition of other businesses that are complementary to the Company's business. A portion of the net proceeds from this Offering may be used in the future for such acquisitions, although the Company is not currently engaged in active discussions with respect to any acquisition. See "USE OF PROCEEDS."

     The Company currently anticipates that the net proceeds received by the Company from this Offering, together with amounts available under its current revolving line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for the 12 months following the consummation of this Offering. Should the Company's business expand more rapidly than expected, the Company believes that additional bank credit would be available to fund such operating and capital requirements. In addition, the Company could consider seeking additional public or private debt or equity financing to fund future growth opportunities.

Recently Issued Accounting Standards

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") was issued in March 1995. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company anticipates the adoption of SFAS 121 will not have a material impact on its results of operations or financial position.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued in October 1995. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock based awards or to continue to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") with pro forma disclosures of net income and net income per share as if the fair value method had been applied. The Company intends to continue to apply APB 25 for future stock options and stock based awards, and accordingly, does not anticipate that the adoption of SFAS 123 will have a material impact on its results of operations or financial position.

     The Company will adopt both SFAS 121 and 123 effective for its fiscal year ending March 31, 1997.

                                    BUSINESS

Overview

     Diamond is a management consulting firm that devises business strategies enabled by information technology ("IT") and manages the implementation of those strategies. Diamond was founded upon, and continues to stress, a business culture in which strategic consulting and IT expertise are optimally integrated to provide superior client solutions. The Company believes that the distinguishing qualities of its consulting process are its ability to synthesize strategy with technology, deliver solutions with measurable results, deliver services through small multidisciplinary project teams and maintain objectivity in solution recommendations.

     The Company leads its clients through a process which broadens their understanding of the ways that IT can be incorporated into their businesses to gain competitive advantage in their markets. Diamond's professionals, working closely with client personnel, perform thorough analyses of the client's current business with a focus on alternative IT-driven business strategies. When an appropriate strategy has been developed, Diamond's professionals provide important management oversight of the strategy implementation process, which generally includes design, deployment and integration of IT solutions together with modification of business processes and organizational structure. Diamond manages the deployment phase by utilizing the client's internal resources or third-party resources selected by Diamond for their particular expertise. Throughout the entire process, Diamond transfers relevant knowledge to the client organization.

     Diamond differentiates itself from other management consultants primarily by its in-depth knowledge of IT and its broader scope of services, including implementation management. The Company differentiates itself from systems integrators primarily by its ability to devise business strategies, its focus on knowledge transfer and program management during implementation, and its objectivity in recommending solutions. Finally, in comparison to firms that offer both management-consulting and systems-integration services through separate business units, Diamond differentiates itself by its ability to offer integrated strategy and IT services simultaneously through a single multidisciplinary team and by its objectivity.

     Diamond was founded in January 1994 by executives with extensive experience with both major consulting firms and emerging growth technology businesses. Diamond has grown rapidly since its inception, serving clients in a variety of industries ranging in size from Fortune 500 companies to smaller private companies.


Industry Background

     The organizational structure and service offerings of consulting firms at any given time coincide with the concerns of the businesses these firms serve. For many decades, business organizations have retained management consultants to provide general strategic advice. The advent of the computer, however, changed the way businesses operate. Consequently, software developers emerged to offer custom software applications that would improve the functionality of the hardware in which businesses had invested. In the 1970s and 1980s, as the investments businesses made in IT continued to grow (including investments in hardware, networks and software provided by different vendors), systems integrators emerged to help businesses integrate and deploy these products. By the 1990s, IT had become a significant part of most business operations, and was starting to be used for more strategic purposes. In response to these developments, many consulting firms created or acquired complementary business units in an attempt to provide a single source for all consulting needs of a business.

     Many large corporations face a rapidly changing business environment and new bases of competition. Success in the midst of change may require mastering increasing complexity, adapting products and services to dynamic market conditions, reducing costs and improving quality. With businesses and consumers becoming more comfortable with technology, IT is increasingly being used in a variety of innovative, strategic ways to create new businesses, products and services, open new sales and marketing channels and provide cost reduction and time-to-market advantages. IT is also, however, creating new competitors, eliminating established sales and marketing channels, and shortening research and development cycles. In response, the Company's experiences indicate that business leaders are developing a different and more sophisticated view of how technology can be used to create a business strategy, rather than simply to enable a business strategy.

     There is increasing recognition of the change in the business environment driving this new use of technology. A company looking for help to develop a business strategy incorporating IT generally has two choices: hire two separate firms (a management consultant followed by a systems integrator) or hire one firm that offers both management-consulting and systems-integration services.

     When hiring separate firms, a management consultant first works with the senior management of the company to develop a new business strategy. Senior management then hires a systems integrator to determine and develop the information systems to support the business strategy. The Company believes that there are several inherent disadvantages to this two-step approach. First, a management consultant that does not have a comprehensive understanding of IT may not recognize the strategic potential of IT for that business, and therefore not recommend a strategy that fully incorporates IT. Second, after a systems integrator is hired to deploy the strategy, transition time is often required for the integrator to fully understand the strategy recommended by the management consultant. This transition between the two firms generally increases the overall risk and length of the project (i.e., time-to-market), and may threaten the integrity of the original strategy. In addition, systems integrators often have proprietary software or have hardware reseller agreements that give them an economic incentive to recommend a particular solution over a potentially more advantageous one. The second alternative is to hire one firm that offers both management-consulting and systems-integration services. However, these services are typically delivered by separate practices or business units within the same firm. The separate units generally function like two separate firms, and typically require a transition period between strategy, development and deployment.

     The Company believes that it competes in a developing market comprised of portions of the management-consulting market and the systems-integration market. International Data Corporation ("IDC"), an industry analyst, defines the market for management-consulting service to include strategy, business process reengineering, change management services, operational analysis, process improvement and technology consulting. Diamond participates in this entire market. IDC defines the market for systems-integration services to include IT planning, IT design, custom software development, project management, test and debug, installation, training/knowledge transfer, system migration, staging, relocation services, system configuration, software reengineering, site preparation, documentation service, and business recovery. Diamond participates in the project management and training/knowledge transfer segments of this market. IDC estimates aggregate revenue from these segments of the systems-integration market and the management-consulting market were $20.6 billion in 1995 and will grow at a compound annual growth rate of 13.7% to $39.2 billion in the year 2000.

The Diamond Advantage

     Diamond was founded with the objective of creating a common business culture in which strategic consulting and IT expertise are optimally integrated to provide superior client solutions. The Diamond solution is defined by the ability to (i) consult with clients to synthesize strategy with technology,
(ii) deliver an operating solution with measurable results, (iii) deliver services through small multidisciplinary project teams and (iv) maintain solution objectivity.

Consult with Clients to Synthesize Strategy with Technology. Diamond simultaneously provides expertise in strategy consulting, business processes and IT. This enables the Company to identify strategic opportunities that might not otherwise be considered by a management consulting firm or a systems integration firm.

Deliver a Solution with Measurable Results. Diamond delivers a solution with measurable goals for its clients that is supported by a cost/benefit analysis. Because the solution is delivered to the client by the same multidisciplinary team that created the strategy, the time-to-market and risk associated with these projects is reduced.

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

Utilize Small, Multidisciplinary Project Teams. The Company's services are delivered through small, experienced and multidisciplinary teams that work collaboratively with a client. The Company refers to its project staffing model as a "diamond," which contemplates a team configuration of highly skilled professionals representing multiple areas of expertise. The size and composition of a "diamond" is determined based upon the needs of a given project. Diamond consultants, working closely with the client, create an environment in which knowledge and skills are constantly shared. This transfer of knowledge is of significant value to the client.

Maintain Solution Objectivity. Diamond has intentionally refrained from entering into alliances that might influence, or be perceived to influence, the strategy that it recommends to a client. Furthermore, the Company does not offer systems integration programming services that might bias its recommendation. Diamond believes this objectivity is critical to its ability to address strategic issues and earn its clients' trust.

Diamond's Strategy

     Diamond's goal is to become the leader in the development and deployment of business strategies that are enabled by IT. As a professional services firm, there are two constituencies critical to the realization of this goal: the Company's professionals and its clients. Accordingly, each of the following strategies focus on developing, attracting and retaining the Company's professionals and clients.

Develop a Culture of Multidisciplinary Teams. The Company seeks to develop and sustain a strong culture that equally supports all disciplines within the Company through common career paths, compensation programs and training. The Company seeks to promote its culture by exposing its professionals to all of the various services that Diamond provides while further developing skills in each professional's principal area of expertise.

Develop Long-Term Client Relationships. The Company seeks to continue to develop strong relationships with clients to sustain and grow repeat business. The Company plans to expand marketing activities designed to strengthen, encourage and accelerate relationship building with both current and prospective clients.

Identify and Disseminate Intellectual Capital. Diamond utilizes its accumulated knowledge and experience to provide relevant intellectual capital to a given project and to develop innovative solutions for its clients. The Company continuously seeks to identify and disseminate new intellectual capital throughout its organization to keep abreast of business and technology trends. Intellectual capital is provided by individuals both within and outside the Company and incorporated into the Company's practice and training to insure that all of the Company's professionals are provided with the most current information on relevant topics.

Develop Diamond Brand Image. Diamond intends to continue to invest in the creation and maintenance of its brand identity in the marketplace. The Company promotes its name and credentials through publications, speaking engagements, media relations, direct marketing and other efforts. The Company believes that building a brand image facilitates the lead generation process by raising awareness of the Company, and consequently, increasing the number of opportunities to propose on new projects.

Refrain from Entering into Hardware or Software Agreements. In order to maintain its objectivity, the Company intentionally refrains from entering into relationships with computer hardware and software vendors that may create a real or perceived bias in the solution it recommends to a client.

Diamond's Services

     The Company devises and implements business strategies enabled by IT. Diamond leads a client through a process combining creative and analytical thinking with an in-depth understanding of IT to enable the client to conceptualize its business differently, and then develop and implement a business strategy that more effectively

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

incorporates IT. This is fundamentally different than the traditional, sequential approach that addresses strategy first, followed by development of new or revised IT solutions.

     While Diamond manages the implementation of IT-driven strategies, it does not provide programming services. The Company's collaborative approach utilizes the client's IT staff for programming functions. In the event that a client's organization is unable to provide such functions internally, Diamond subcontracts to third-party software programmers or systems integrators selected for their expertise.

     A small project team of Diamond consultants with expertise in strategy, business processes and IT works closely with the client throughout this process. See "--Human Resources and Culture--Organization." The phases which are included on any given client project, and the amount of time spent on each phase vary greatly depending upon the scope of work and the readiness of the client organization to change. The Company's Service Delivery Process is generally outlined in the following diagram:



Learning - Collaboration - Prototyping - Strategy - Architecture - Development -
                                  Deployment




                 Executive Alignment  ---   Program Management


Executive Alignment Segment

     The executive alignment segment of the process is designed to help the client explore the new strategic possibilities of technology before determining a strategy. This segment consists of three phases: learning, collaboration and prototyping. Learning helps clients explore and understand the new strategic possibilities of technology in order to set preliminary goals, collaboration gains consensus within the client's organization on these preliminary goals and prototyping tests the goals to ensure they are realistic and prioritizes them based on desired results. This segment leads to the development of an IT-driven business strategy to achieve a client's objectives.

     Learning -- The objective of the learning phase is to help the client evaluate the strategic possibilities of IT for its business and explore an appropriate range of potential goals. During the learning phase, all aspects of the attendant business issues (e.g., shrinking margins, heightened competition, reduced market share, etc.) are examined in order to identify and understand new alternatives based on relationships between emerging technologies and the marketplace.

     Collaboration -- The collaboration phase is an extension of the learning phase in which specific alternatives are shared with key members of the client organization. During the collaboration phase, Diamond works with the client to gain consensus on the goals that were preliminarily established in the learning phase.

     Prototyping -- During the prototyping phase, the goals agreed upon in the collaboration phase are translated into potential strategies. These strategies are then modeled in a number of ways, including using computer simulation technology or conducting a small market test. Prototyping helps to prioritize and determine which strategies are realistic by understanding their effect on the client's customers, processes, organization and technology.

Strategy Segment

     Based on the results of the executive alignment segment, an IT-driven business strategy is then determined by the Company and the client. The strategy is a blueprint to help the client reach its goal. When determining the strategy, the team further evaluates the dynamics of the client's competitive and financial environments. Importantly, specific performance goals and detailed deployment plans for the new strategy are created, which constitute milestones by which the client can readily measure results during the deployment phase. The deployment plans developed in this phase correspond to the requirements of the project, but generally include an organizational strategy, a process redesign strategy and an IT strategy.

Program Management Segment

     The objective of the program management segment is to keep client and/or third-party resources focused on the business value of the project throughout the implementation of the strategy. Diamond's program management services provide the leadership and management needed to implement adjustments to the deployment plan as needed to deliver a solution on time and within budget. Key variables managed throughout this segment include project content, constituencies affected by the project, knowledge transferred, risk associated with the project and resources utilized.

     Program management services are delivered either as part of the implementation of a strategy, or as a service by itself. As part of the implementation of a strategy, program management consists primarily of three phases: architecture, development and deployment. When delivered as a separate service, program management services are used to manage very large, enterprise-wide initiatives, or to help a client regain control of a project that has materially deviated from plan.

     Architecture--The architecture phase of the process defines how the new strategy will be implemented. During this phase, the team examines and defines the business and technical components of the solution. Examples of business components include new/renovated buildings, new/redesigned business processes, personnel training, or organizational redesign. Technical architectures address tools, methodologies, procedures and controls to build and support new and existing IT systems; physical networks; and hardware and software standards.

     Development--The processes and systems to realize the benefits of the new strategy are put into place during the development phase. Diamond's program management services are most prominent in this phase. During development, Diamond teaches, coaches and manages the implementation team comprised primarily of client IT staff. Specific knowledge about new technologies and processes are transferred more broadly to the client organization during this phase, as the team aligns the people, processes and technologies required for a successful deployment.

     Deployment--The strategy becomes operational during the deployment phase. Diamond manages the implementation of the strategy using the client's IT management and programming resources and, if needed, third-party programmers or systems integrators. Diamond measures results against the performance goals defined in the strategy phase.

Representative Projects

     Diamond currently focuses on providing services to clients primarily in four major industries: telecommunications, insurance, financial services, and consumer products and services. The Company intends to expand the industries in which it focuses as its expertise and market demands evolve.

     The following are examples of projects that are representative of the Company's business:

Consumer Products Company -- The operations of this consumer products company were not able to keep pace with its rapid growth spurred primarily by new international markets. A team of Diamond and client professionals examined and evaluated potential benefits in various areas across the client's organization. The team identified the following functions as having the highest potential positive impact and addressed them simultaneously: IT architecture, supply-chain processes and marketing strategy. The team updated the IT architecture to accommodate international standards (e.g., multiple languages, currencies, procedures and cultures), addressing all components of the architecture, including network, operations, applications, data, execution and development. The team also recommended and implemented supply-chain improvements to more closely link the organization with its key vendors to improve forecasting, accountability and delivery. Finally, recommendations to the marketing strategy were made to reflect the growth that the client's operations were now able to support.

Insurance Company -- This insurance company initially engaged Diamond to assess its IT capabilities in light of a corporate cost-cutting mandate. Through its multidisciplinary approach, the client more than met its cost-cutting goals and the team helped the client identify an opportunity to integrate IT in a new sales strategy to give it an advantage over its competitors. During the assessment, the team of Diamond and client personnel reviewed the client's IT architecture, organization and operations, as well as the current and potential impact of IT on the business. This assessment helped the project team identify opportunities for improvement in four areas of the business: new business, collections, policy service and claims. The team redesigned business processes and deployed notebook computers throughout the field sales force, fundamentally improving the way sales personnel sold new business, served existing customers, managed claims and collected premiums.

Telecommunications Provider--This traditional telecommunications provider engaged Diamond to define the requirements and costs of the customer service and sales functions of a new market it was preparing to enter. The Diamond project team identified a strategy to design and implement two sophisticated, integrated inbound/outbound call centers. The call centers use various technologies, including interactive voice response, computer/telephony integration and knowledge-based systems (compilations of information and experiences supported and distributed by IT) in order to create facilities that are able to provide feedback and support to the marketing, customer service and operations of the business. The project team designed and implemented telephony and IT systems, as well as new processes, procedures and training for the call center agents, supervisors and management. The creation of the centers to support both inbound and outbound contacts enabled the company to leverage critical information gathered in the centers with other areas of its business.

Intellectual Capital

     Consulting firms are notably knowledge-intensive organizations. In the past, the existence of accumulated experience within a consulting firm was enough to attract and retain clients. Today, information is more readily accessible and the useful life of new knowledge is shortening. In recognition of this trend, Diamond has developed programs to identify, capture and disseminate intellectual capital from individuals both within and outside the Company.

Knowledge Leaders--The Company has created a career path for certain of its professionals who desire to specialize in a particular area, such as technical architecture, electronic commerce or supply-chain operations. Diamond refers to these professionals as "knowledge leaders" within its organization. Knowledge leaders are responsible for identifying new developments within their respective areas of expertise and capabilities, and applying that knowledge on client projects. Diamond currently has four Partner-level knowledge leaders and anticipates that more knowledge leaders will be added in the future.

Diamond Exchange--The Diamond Exchange is an executive learning forum that the Company plans to launch in February 1997. Senior executives ranging from CEOs to CIOs will be invited to participate in the Diamond Exchange. The Company will provide its paid-subscription members with innovative, leading-edge research to explore and understand the strategic risks and opportunities of emerging technologies. The Company anticipates that Diamond Exchange members will meet three times a year to discuss research findings and their business implications. During these meetings, Diamond will provide the members of the Diamond Exchange with the opportunity to discuss their issues with Diamond Network members and other business leaders. There will also be a number of smaller working sessions throughout the year. The objectives of this program are threefold: (i) to help clients and prospects learn and research the strategic possibilities of technology, (ii) to maintain and develop relationships with clients, and (iii) to build intellectual capital and integrate it into the Company.

Diamond Network--The Diamond Network is a group currently comprised of 12 recognized business and technology leaders associated with the Company. Members of the Diamond Network provide Diamond with a set of skills which augment and enhance the value which Diamond can provide to its clients. Diamond Network members provide a source of intellectual capital, introduce the Company to prospective clients, participate in joint-marketing initiatives, and participate in client projects. Members are contractually committed to a certain number of days dedicated to Diamond to support marketing, sales, and client work. Diamond Network relationships are generally non-exclusive, two-year contracts. Network members may work for other employers, however, the members must be able to continue working with Diamond in their designated roles. Members are compensated with a combination of stock options and per diem payments for services actually provided to clients of the Company on the Company's behalf. Current members of the Diamond Network include:

       John Perry Barlow is a writer and lecturer on the social, legal and economic issues arising on the border between the physical and virtual worlds. Mr. Barlow is a Diamond Exchange fellow, a faculty member of Diamond Technology Partners. He is a contributing editor of numerous publications, ranging from Communications of the ACM to Mondo 2000. He has been a contributing writer for Wired magazine since its first issue. Mr. Barlow is co-founder and vice chairman of the Electronic Frontier Foundation, an organization that promotes freedom of expression in digital media.

       Gordon Bell is a senior researcher with Microsoft Corporation, computer consultant-at-large and Diamond Exchange fellow. Mr. Bell spent 23 years at Digital Equipment Corp. as vice president of research and development where he managed the development of the first time-sharing and mini computers, and led the development of the DEC VAX. He has been a founder, advisor and investor of numerous start-up companies. Mr. Bell also directed the National Science Foundation's computing research, has written numerous books and has been awarded several patents.

       Leonard L. Berry, Ph.D. is a professor of marketing and director of the Center for Retailing Studies at the College of Business Administration at Texas A&M University. Dr. Berry is the former national president of the American Marketing Association and holds the JC Penney Chair in Retailing Studies. Dr. Berry is the author of "On Great Service: A Framework for Action" (1995, Free Press) and co-author of "Marketing Services: Competing Through Quality" (1991, Free Press).

       Tim Gallwey consults in the area of learning in the business environ-ment and is a Diamond Exchange fellow. Mr. Gallwey has worked with a number of major corporations to develop the coaching skills of their managers and to create work environments that support learning and peak performance. He is also the author of the "inner game" series of instructional books on tennis, golf and skiing.

       James H. Gilmore is a co-founder (with B. Joseph Pine II) of Strategic
           Horizons LLP. Mr. Gilmore provides expertise in the areas of creativity and Mass Customization (using technology to efficiently customize goods and services to individual customers). Prior to co-founding Strategic Horizons, Mr. Gilmore served as head of the process redesign practice to CSC Consulting.

       Alan Kay, Ph.D. is a Disney fellow and vice president of research and development for Walt Disney Imagineering. Dr. Kay is also a Diamond Exchange fellow and a member of Diamond's Board of Directors. Dr. Kay was also a founding principal of the Xerox Palo Alto Research Center
           (PARC), chief scientist of Atari, Inc. and an Apple Computer fellow. Dr. Kay was one of the principal inventors of personal computing, the bit map screen, overlapping window interfaces, and object-oriented programming. He contributed to the inventions of 3D graphics and the ARPANet (now the Internet).

       Andrew Lippman, Ph.D. is an associate director and a founding member of the Media Lab at the Massachusetts Institute of Technology. Mr. Lippman has served on advisory boards of IBM and various technology start-up companies. He has presented his views on the future of the information and television industries to Congressional subcommittees, the National Endowment for the Arts, and the National Academy of

           Sciences. Currently, he is on the science council of the Corporation for National Research Initiatives' program to develop global information infrastructures.

       B. Joseph Pine II is a co-founder (with James H. Gilmore) of Strategic Horizons LLP. Mr. Pine provides expertise in the area of Mass Customization (using technology to efficiently customize goods and services to individual customers). He is author of "Mass
           Customization: The New Frontier In Business Competition" (Boston:
           Harvard Business School Press, 1993). Mr. Pine is a Diamond Exchange fellow, and a member of the Executive Education faculty at the UCLA Anderson Graduate School for Management.

       David P. Reed, Ph.D. is an information architect and independent entrepreneur who focuses on designing the information space in which people, groups and organizations operate. Dr. Reed is a Diamond Exchange fellow. He was a senior scientist at Interval Research Corp., vice president and chief scientist for Lotus Development Corp., and vice president of research and development and chief scientist at Software Arts Inc. (the creators of VisiCalc, the first electronic spreadsheet). Before joining Software Arts, he was an assistant professor of computer science and engineering at the Massachusetts Institute of Technology.

       John J. Sviokla, DBA is an associate professor at the Harvard Business
           School. Dr. Sviokla's current work focuses on electronic commerce and knowledge management. He is the author of several books including "Keeping Customers" (1993, Harvard Business School Press) and "Seeking Customers" (1993, Harvard Business School Press), as well as several Harvard Business Review articles including "Managing in the Marketplace" and "Exploiting the Virtual Chain." Dr. Sviokla consults to large and small firms, and teaches regularly in the Harvard Business School masters in business program, as well as with a variety of executive education programs.

       Richard Y. Wang, Ph.D. is co-director for Total Data Quality Management
           (TDQM) Research Program at the Massachusetts Institute of Technology and founder of Cambridge Research Group, a firm specializing in data quality management. Dr. Wang is regularly called upon for advice by both the public and private sectors. He has published extensively in leading academic journals addressing issues related to the development of concepts, models and methods fundamental to the field of data quality research and practice.

DiamondWorks--DiamondWorks is a proprietary knowledge management system (a compilation of information and experiences supported and distributed by IT) that accumulates, generates and disseminates intellectual capital developed by Diamond professionals. The system shares the intellectual capital of the Company among its employees by gathering best practices and synergies within and across industries. DiamondWorks also provides Diamond consultants a single place to search for information, approaches and frameworks across all disciplines.

    The intellectual capital gathered through these various programs is shared throughout the Company in both formal and informal ways. Some formal venues include frequent all-hands meetings, an interactive case-based training system called ASK Diamond, and the Company's training and development programs .

Sales, Marketing and Clients

       The Company primarily markets its services to senior executives of large, national and multinational corporations. The Company markets its services both directly and on a collaborative basis with members of the Diamond Network and through relationships with certain third-party industry sector specialists. To date, Diamond has focused its efforts primarily in four industries: telecommunications, insurance, financial services, and consumer products and services. The Company expects this list of industries to change and grow as Diamond's expertise and market demands evolve. As of December 31, 1996, Diamond had six dedicated marketing personnel, including three full-time Partners responsible for managing overall marketing, the Diamond Exchange, the Diamond Network, lead identification and follow up. The majority of Diamond's sales activities are pursued by its Partners.

       Personal referrals and relationships have historically been among the most successful methods of gaining new business. The Company has initiated a number of relationship marketing programs designed to encourage and accelerate personal relationships. The Diamond Network and the Diamond Exchange are two such relationship marketing programs currently underway. See "-- Intellectual Capital." The Company employs a variety of other business development and marketing techniques to communicate directly with current and prospective clients, including authoring articles, maintaining media and industry analyst relations, conducting direct marketing, participating in conferences as speakers and panelists, and providing a home page on the World Wide Web.

       Although every client relationship is unique, the Company's client relationships to date generally have included multiple projects for a client. Fees generated from each of these projects generally ranged from less than $100,000 to more than $3.0 million, and have spanned from one month to more than 20 months. Diamond's objective is to develop long-term relationships with its clients in several different areas of the client organization, as appropriate, over a period of time. While it is a goal of the Company to have less than 10% of its net revenues from any given client, during fiscal 1996 the Company had three clients which individually accounted for more than 10% of its net revenues
and collectively accounted for 51% of its net revenues.   For the nine months
ended December 31, 1996, the Company had one client that individually accounted for 15% of its net revenues.

Competition

       While the Company believes that no one firm competes with it in all service areas, several firms compete with it in one or more areas. The Company's primary competitors include management consulting firms, systems integrators and firms that provide both management-consulting and systems-integration services. The Company believes that it competes favorably with these firms. In addition, Diamond believes that future competition will also come from new entrants into the market. Against these new entrants, the Company will compete based on its early entry in the market and the reputation and awareness it is currently developing. The Company believes that the principal criteria considered by prospective clients when selecting a consulting firm to develop and implement business strategies that incorporate IT include: scope of services, service delivery approach, technical and industry expertise, perceived value, objectivity and a results orientation. Many of the Company's competitors are substantially larger than the Company and have significantly greater financial, technical and marketing resources, greater name recognition and generate greater revenues than the Company.

   The recent growth in the IT services market has attracted many new competitors and has afforded traditional competitors significant growth opportunities. Diamond believes that a new and growing portion of this market in the future is for consulting firms that are able to help clients synthesize strategy with technology. While the Company believes that there will be a market for general management consulting firms, it believes that firms that deliver management consulting based on an in-depth understanding of technology will have the greatest opportunity to grow. Furthermore, the Company believes that the firms that will be sustainable will also be able to maintain solution objectivity and to deliver an operating solution with measurable results. While the Company believes some existing management consultants and systems integrators will eventually be able to position themselves in such a manner, there is currently a window of opportunity to establish an early and defensible market position.

Human Resources and Culture

       As of December 31, 1996, Diamond had 143 client-serving professionals, comprised of 26 Partners, 27 senior principals, 25 principals, 48 associates and 17 analysts. Employees designated as Partners also serve as officers of the Company in the capacity of vice presidents. In addition, the Company had 34 management and administrative personnel comprising marketing, human resources, finance, accounting, internal information systems and administrative support.

       The responsibilities of a Partner include client relationship development, business development, client management, program management, thought leadership, professional staff development and mentoring. Partners typically have ten to 20 years, or more, of experience. Senior principals and principals have six to ten years, or more, of experience. Consultants at these levels generally have an advanced degree and are primarily responsible for project management, cost/benefit analysis, interview design and conduct, operations and process evaluation, technical architecture design and evaluation, and recommendation development and execution. Associates generally have four to seven years of experience and are responsible for project team management, financial modeling, process mapping, and economic analysis. Analysts have up to five years of experience and are responsible for data collection and analysis, industry and competitive research development, application design and presentation development.

Culture

       Diamond believes its ability to simultaneously provide expertise in strategy, business processes and IT is dependent upon its ability to develop and sustain a business culture that is common across all disciplines in the organization. There are three primary elements that comprise Diamond's culture:
(i) an environment that intellectually challenges its people through continuous training and client work; (ii) consistency in compensation and career paths across all disciplines and skill sets within the firm; and (iii) participation by all employees in the continuing development and ownership of the firm. The Company plans to further strengthen its culture through various policies and programs and by continuing to increase promotions from within the organization.


       Examples of culture-developing programs include the Company's all-hands meetings and its assimilation program. The Company has brought its employees together in all-hands meetings on a regular basis (four to six times annually) to further develop and reinforce Diamond's culture while also introducing outside perspectives from leaders in business, technology and industry. During these all hands meetings, employees are encouraged to exchange ideas and issues related to the development of the Company. The Company's assimilation program is designed to introduce new employees to Diamond's culture. It is supported by an interactive computer system, ASK Diamond, that shares the knowledge and observations of the Company's founders ("corporate memories") through indexed video clips.

Organization

       Diamond's organization also reflects its multidisciplinary culture. Diamond's client-serving professionals below the senior principal level are not organized internally by skill or industry. Rather, in order to reduce the barriers between people with different functional skills, the Company's professional organization is grouped into multidisciplinary "staff teams." The composition of the staff teams reflects the combination of skills represented on a typical project. Project teams are generally comprised of professionals from various staff teams.

       Each staff team is typically comprised of ten to 15 people and is led by a Partner. Team members interact as a group to build relationships and for general communications, and individually with the Partner for project assignments, annual performance reviews and general career development advice and direction. While mentoring is the primary responsibility of the staff team Partner, all Partners provide mentoring to Diamond's professionals to give individuals access to numerous senior people with various perspectives and experiences.

       A project team's composition generally reflects the shape of a diamond and represents the Company's commitment to provide services to its clients through small, multidisciplinary teams of highly skilled and experienced professionals. The size and composition of a "diamond" is determined by the particular needs of a given project and is generally comprised of a Partner, who serves as the project leader, three to five senior principals or principals and two to four associates or analysts. Partners may, in some cases, serve as project leader for more than one project team simultaneously.

       From a marketing and client service perspective, Partners and senior principals are assigned to one of several market-focused teams. These teams are designed to capitalize on common issues impacting clients within the same industry. To date, Diamond has concentrated its services primarily in four industries: telecommunications, insurance, financial services, and consumer products and services. The Company expects this list of industries to change and grow as Diamond's expertise and market demands evolve.

Recruiting

       The Company intends to grow primarily from within to maintain a strong culture. The Company's success will depend on its ability to continue to attract, retain and motivate highly skilled employees to support current operations and future growth. The Company attributes its success in hiring these people to its ability to provide individuals with competitive compensation, multidisciplinary training and career development, attractive long-term career advancement opportunities, small teams and a collaborative approach to consulting.

       Although a significant number of the Company's current employees were hired directly from other firms, a growing number of associates are being hired annually from graduate business programs at many of the country's leading universities. The Company also has a summer associate program that provides an additional source of graduate business program hires. Over time, the Company expects to hire a majority of its employees from these programs and, as a result, the more senior levels will be filled from internal promotions.

Training and Development

       The Company's training and professional development programs help it to deliver high-quality services to its clients, as well as to attract and retain highly skilled professionals. The Company has developed programs that ensure all individuals have the opportunity to develop consulting, business and IT skills throughout their careers. These programs reinforce Diamond's culture by exposing all professionals to the various services Diamond provides while further developing deep skills in each professional's principal area of expertise.

       Diamond utilizes innovative, case-based training to simulate real client projects with real client issues. This approach creates a "learn-by-doing" environment supported by Diamond Partners and outside professionals who provide coaching and feedback to participants. Industry executives are brought in to simulate the role of the client executive during Diamond's training courses. Because training is conducted in teams structured similarly to an actual engagement, participants learn in an environment which resembles their work environment. As a result, consultants are able to successfully transfer what they learn to their projects.

Compensation

       The Company's compensation programs have been structured to attract and retain highly skilled professionals by offering competitive base salaries coupled with annual cash bonus opportunities. Equity is used at all levels within the organization to provide long-term wealth creation opportunities and to retain individuals through vesting provisions. Diamond believes that those professional services firms able to offer equity will be more successful in attracting talented individuals to their organizations.

       Individuals below the Partner level are awarded annual cash bonuses based on their performance as it compares to their peers. Partners can receive an annual bonus comprised of both cash and equity commensurate with their level of responsibility and based on the overall performance of the Company. Non-Partners are granted stock options at the time of hire and/or promotion, based on their level. These options vest after three years. Partners buy stock and are granted stock options upon being elected a Partner. Additional equity grants are made in conjunction with movement through the Partner levels. Stock and options issued to Partners vest annually over five years.

Facilities

       The Company's headquarters and principal administrative, information systems, financial, accounting, marketing and human resources operations are located in approximately 24,000 square feet of leased space in Chicago, Illinois. The approximate payments due from the Company under this lease for the 1997 and 1998 fiscal years are $600,000 and $800,000, respectively. This lease expires in 2002, but permits an extension of five years with notice (see Note 5 to the Financial Statements). Diamond has also leased approximately 7,000 square feet of office space in Cleveland, Ohio. The approximate payments due from the Company under this lease for the 1997 and 1998 fiscal years are $100,000 and $200,000 respectively. This lease expires in 2001, but permits an extension of three years with notice.

       The Company anticipates that additional office space will be required as business expands and believes that it will be able to obtain suitable space as needed.

Legal Proceedings

       In the opinion of management, there are no claims or actions against the Company the ultimate disposition of which will have a material effect on the Company's results of operations or financial position.

                                   MANAGEMENT


Executive Officers and Directors

       The executive officers and directors of the Company are as follows:

 Name                          Age               Position(s)
 ----                          ---               -----------

 Melvyn E. Bergstein.........   54  Chairman of the Board of Directors,
                                    Chief Executive Officer and President

 Christopher J. Moffitt......   42  Senior Vice President, Secretary and
                                    Director

 Michael E. Mikolajczyk......   45  Senior Vice President, Chief
                                    Financial and Administrative Officer,
                                    Treasurer and Director

 James C. Spira..............   54  Senior Vice President and Director

 Donald R. Caldwell..........   50  Director

 Edward R. Anderson..........   49  Director

 John D.  Loewenberg.........   56  Director

 Alan Kay....................   56  Director

    Melvyn E. Bergstein co-founded the Company in January 1994 and has served as its Chairman, Chief Executive Officer and President since that time. From 1991 to 1993, Mr. Bergstein at various times served as vice chairman, executive vice president, president and co-chief executive officer, and a member of the board of directors of Technology Solutions Company, a publicly traded, Chicago-based systems integrator. From 1989 to 1991, he was senior vice president-systems integration for Computer Sciences Corporation. From 1968 to 1989, Mr. Bergstein held a number of positions with Arthur Andersen & Co.'s consulting division (now Andersen Consulting). While with Andersen Consulting, Mr. Bergstein served as partner from 1977 to 1989 and managing director of worldwide technology from 1985 to 1989. Mr. Bergstein served on Arthur Andersen's Board during the 1985 to 1989 period, and as chairman of Arthur Andersen's Consulting Oversight Committee during 1989. Mr. Bergstein received his bachelors degree from the University of Pennsylvania. Mr. Bergstein is also a member of the board of directors of Integrated Systems Consulting Group, Inc., a publicly traded company and a Safeguard partnership company.

    Christopher J. Moffitt co-founded the Company in January 1994 and has served as Senior Vice President, Secretary and a member of the Board of Directors of the Company since that time. From 1988 to 1993, he served as senior vice president of Technology Solutions Company. From 1986 to 1988, Mr. Moffitt was a principal in the Management Consulting Group of Arthur Young (now Ernst & Young) where he became partner in 1988. From 1981 to 1986, Mr. Moffitt served as director of information systems for Neiman Marcus. Mr. Moffitt began his career in 1974 with Electronic Data Systems as a systems engineer and account manager. Mr. Moffitt received his bachelors degree from the University of Miami.

     Michael E. Mikolajczyk joined the Company in April 1994 and has served as Senior Vice President, Chief Financial and Administrative Officer and a member of its Board of Directors since that time. From 1993 to 1994, he served as senior vice president of finance and administration and chief financial officer for Technology Solutions

Company. From 1981 to 1993, Mr. Mikolajczyk was with MCI Telecommunications Corporation where he served at various times as vice president of finance and administration for both its Business Services Division and its Central Division, vice president of corporate development and analysis, vice president of business analysis, tariffs and contracts, and vice president of marketing and finance for MCI's Digital Information Services Company. Mr. Mikolajczyk received his bachelors degree from Wayne State University and his M.B.A. from Harvard Business School.

     James C. Spira joined the Company in November 1995 and has served as Senior Vice President since that time. He became a member of its Board of Directors in February 1996. From 1991 to 1995, Mr. Spira was a group vice president of the Tranzonic Companies, Inc., a $200 million public corporation specializing in the manufacture and distribution of quality paper, cloth and vinyl products. Prior to that time, Mr. Spira co-founded Cleveland Consulting Associates in 1974, where he served as the firm's president and chief executive officer. Mr. Spira serves on the board of directors of CIBER, Inc., and the Tranzonic Companies, Inc. Mr. Spira holds an M.B.A. from the University of Pennsylvania's Wharton School and a B.A. in history from Hobart College.

     Donald R. Caldwell, a Director of the Company since June 1994, has been the president and chief operating officer of Safeguard since February 1996 and a director of Safeguard since May 1996. Mr. Caldwell was an executive vice president of Safeguard from December 1993 to February 1996. Prior to such time, Mr. Caldwell was the president of Valley Forge Capital Group, Ltd., a business mergers and acquisition advisory firm that he founded, from April 1991 to December 1993 and an executive officer of a predecessor company of Cambridge Technology Partners (Massachusetts), Inc., a provider of information technology consulting and software development, from December 1989 to March 1991. Mr. Caldwell's prior positions included serving as a partner in the national office of Arthur Young & Co. (a predecessor to Ernst & Young, LLP). Mr. Caldwell serves on the board of directors of Integrated System Consulting Group, Inc., one of the Safeguard partnership companies. Mr. Caldwell also serves on the boards of numerous privately held companies and other organizations such as the Pennsylvania Academy of Fine Arts, Episcopal Community Services, the Committee on Economic Development, and the Philadelphia Orchestra.

     Edward R. Anderson, a Director of the Company since June 1994, has been president, chief executive officer and a director of CompuCom Systems, Inc., a PC dealer and network integration company and a Safeguard partnership company since January 1994. He joined CompuCom as chief operating officer in August 1993. From 1988 to 1993, Mr. Anderson served as president and chief operating officer of ComputerLand USA. From 1984 to 1988, he served as vice president of marketing, chief financial officer, and as a member of the board of directors and the executive management team of the Computer Factory. Mr. Anderson began his career in 1974 as a financial analyst with W.R. Grace & Company, serving as director of real estate and vice president of planning and control for specialty retailing until 1980. He served as vice president of strategic planning and business development for a division of the American Express Company.

     John D. Loewenberg, a Director of the Company since October 1996, was an executive vice president and chief operating officer of Connecticut Mutual, a life insurance company, from May 1995 through 1996. Prior to joining Connecticut Mutual, Mr. Loewenberg served as senior vice president of Aetna Life and Casualty, a multi-line insurer, and as chief executive officer of Aetna Information Technology, the information systems company of Aetna Life and Casualty, from March 1989 to May 1995. Mr. Loewenberg was chairman of Precision Systems, Inc. until April 1996 and is a director of CompuCom Systems, Inc., and Sanchez Computer Associates, Inc., two of Safeguard's partnership companies.

     Alan Kay, a Director of the Company since June 1996, is currently vice president of research and development for Walt Disney Imagineering, Inc. and is a Disney fellow. From 1984 to 1996, Dr. Kay was an Apple fellow at Apple Computer, Inc. From 1982 to 1984, he was chief scientist of Atari Corporation. From 1971 to 1982, he was a member of research staff, principal scientist, and Xerox fellow at the Xerox Palo Alto Research Center. From 1969 to 1971, he was a research associate and lecturer in computer science at Stanford University.

     The Board of Directors is divided into three classes. Each Director will serve for a term of three years and until his successor has been elected and qualified. The classes of the current members will be determined prior to the commencement of this Offering.

     The Board of Directors has an Audit Committee, which reviews and recommends to the Board internal accounting and financial controls for the Company and accounting principles and auditing practices and procedures to be employed in the preparation and review of financial statements. The Board of Directors also has a Compensation Committee, which reviews and recommends to the Board policies, practices and procedures relating to the compensation of managerial employees and the establishment and administration of employee benefit plans, except for stock option plans. The members of the Board's committees will be determined prior to the commencement of this Offering.

Compensation Committee Interlocks and Insider Participation

     In fiscal 1996 the Company did not have a Compensation Committee or any other committee of the Board of Directors performing similar functions. Recommendations concerning the aggregate compensation of all of the Company's Partners (including its executive officers) were made to the Board of Directors by the Company's Chief Executive Officer and the Company's Management Committee. The Management Committee is a non-board operating committee which has been established by the Company pursuant to the terms of the Partners' Operating Agreement. Pursuant to the terms of the Partners' Operating Agreement, allocations among the Company's Partners (including its executive officers) were made by the Management Committee upon approval of the aggregate amount of such compensation by the Board of Directors and the approval of the actual allocations by at least seventy percent of the Company's Partners. The Company expects to generally continue these procedures except that the Compensation Committee of the Board of Directors will review and approve the aggregate recommendations made by the Chief Executive Officer and the Management Committee and the actual allocations of such amounts which will be granted to the Company's executive officers. See "CERTAIN TRANSACTIONS--Partners' Operating Agreement."

Certain Relationships

     Technology Leaders Management L.P., a limited partnership, is the sole general partner of Technology Leaders L.P. and a co-general partner of Technology Leaders Offshore C.V. Technology Leaders L.P. and Technology Leaders Offshore C.V. are venture capital funds that are required by their governing documents to make all investment, voting and disposition actions in tandem. Technology Leaders L.P. and Technology Leaders Offshore C.V. are referred to collectively in this Prospectus as "Technology Leaders." Technology Leaders Management L.P. has sole responsibility for all investment, voting and disposition decisions for Technology Leaders. The general partners of Technology Leaders Management L.P. are (i) Technology Leaders Management, Inc., a privately held subsidiary of Safeguard, (ii) TL Partners I, a general partnership among Technology Leaders Management, Inc. and the Managing Directors of Technology Leaders Management, Inc., other than Mark J. DeNino, and (iii) four other corporations (the "TLA Corporations") owned by individuals, one of whom serves as a director of Safeguard, and three of whom are not currently otherwise affiliated with Safeguard or the Company. Technology Leaders Management L.P. is managed by an executive committee, by whose decisions the general partners have agreed to be bound, that consists of seven voting members including (i) Warren
V. Musser, Robert E. Keith, Jr. and Gary J. Anderson, M.D., each of whom are designees of Technology Leaders Management, Inc., and (ii) one designee of each of the TLA Corporations. Clayton S. Rose is a non-voting member of that executive committee. Technology Leaders Management, Inc. is the administrative manager of Technology Leaders, subject to the control and direction of the executive committee of Technology Leaders Management L.P. Mr. Musser is the chairman and Mr. Keith is president and chief executive officer of Technology Leaders Management, Inc. and Mr. Keith, Ira M. Lubert, Dr. Anderson, Mr. DeNino and Christopher Moller, Ph.D., are the managing directors of Technology Leaders Management, Inc. Mr. Keith, Mr. Lubert and Dr. Anderson are former officers of Safeguard and Mr. Keith is a director of Safeguard.

     Safeguard Scientifics (Delaware), Inc., a privately held subsidiary of Safeguard, is a limited partner in Technology Leaders L.P. holding 3.3% of the aggregate limited partnership interests in Technology Leaders L.P. Technology Leaders Management, Inc. holds directly or indirectly 31% of the general partnership interests in Technology Leaders Management L.P.

Executive Compensation

     The following table sets forth certain information concerning compensation paid or accrued in fiscal 1996 with respect to the Company's Chief Executive Officer, its other executive officers and a former executive officer at March 31, 1996 (collectively, the "Named Officers"):

                           Summary Compensation Table

                                                                               Long Term
                                                                              Compensation
                                            Annual Compensation(1)               Awards
                                    --------------------------------------   --------------
                                                            Other Annual       Securities
Name and                    Fiscal                          ------------       Underlying              All
Principal Position           Year        Salary             Compensation         Options        Other Compensation
------------------          ------       ------             ------------         -------        ------------------
Melvyn E. Bergstein......    1996      $480,000             $127,207(2)           --                  $5,472(3)
 Chairman, Chief
 Executive  Officer, and
 President

Christopher J. Moffitt....   1996       400,000              105,630(4)           --                   1,938(3)
 Senior Vice President,
 and Secretary

Michael E. Mikolajczyk....   1996       360,000               92,548(5)         16,500                 1,938(3)
 Senior Vice President,
 Chief Financial and
 Administrative Officer
 and Treasurer

James C. Spira............   1996       208,789(7)                --            74,250                   456(3)
  Senior Vice President

Alan J. Weyl.............    1996       307,864(8)                --              --                 252,736(6)
  Former Senior Vice
  President

_________________________

(1) The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits, securities or property received by the Named Officers which do not exceed the lesser of $50,000 or 10% of the aggregate of any such Named Officer's salary and bonus in fiscal 1996.
(2) Includes $120,000 of deferred compensation earned but not paid during the year ended March 31, 1996 and $7,207 of interest on such cumulative amounts.
(3)  Represents excess group life insurance premiums paid.
(4) Includes $100,000 of deferred compensation earned but not paid during the year ended March 31, 1996 and $5,630 of interest on such cumulative amounts
(5) Includes $90,000 of deferred compensation earned but not paid during the year ended March 31, 1996 and $2,548 of interest on such cumulative amounts
(6) Represents severance payments of $250,000 and excess group life insurance of $2,736.

(7)  Represents a partial year as Mr. Spira joined the Company in November 1995.
(8)  Represents a parital year as Mr. Weyl left the Company in January 1996.

Deferred Compensation

       From the inception of the Company through March 31, 1996, certain Partner's base salaries were reduced by a percentage which was to be paid at a future date, plus accrued interest. Amounts deferred under this program initially ranged from 20% to 40% of base salary and were subsequently revised to 20% of base salary effective April 1, 1995 for all participants. Certain amounts of this deferred compensation were exchanged for Common Stock in January 1995 and April 1996.

       After March 31, 1996, the deferral of compensation for these Partners was discontinued. As a result of the losses sustained by the Company in the first two quarters of fiscal 1997, each of these Partners agreed to waive their rights to deferred compensation if the Company does not achieve certain revenue targets in the third and fourth quarters of fiscal 1997. Pursuant to this agreement these Partners forgave prior years' deferred compensation totalling approximately $485,000 during the quarter ended December 31, 1996. These Partners also agreed to forgive an additional $485,000 of deferred compensation during the quarter ending March 31, 1997 if the Company does not achieve certain revenue thresholds during that quarter. To the extent that such amounts are forgiven in the quarter ending March 31, 1997, the Company will recognize the amount as a reduction in operating expenses in the period.

Employment Agreements

     The Company entered into Employment Agreements with Mr. Bergstein, Mr. Moffitt, Mr. Mikolajczyk and Mr. Spira that provide for annual salaries and bonuses of up to 100% of annual salaries. The annual salaries are subject to annual reviews. The Employment Agreements are terminable at any time by either party and contain non-competition provisions, which last for 18 months following cessation of employment with the Company. In addition, the Employment Agreements prohibit the individuals from disclosing any of the Company's confidential information and require the individuals to disclose to the Company, and to grant ownership to the Company all ideas, inventions and business plans developed during the course of employment to the extent they relate to the business of the Company, result from work performed for the Company or result from use of any of the Company's property. Mr. Bergstein's agreement is dated February 1, 1994 and provides for a current annual salary of $525,000. Mr. Moffitt's agreement is dated February 1, 1994 and provides for a current annual salary of $450,000. Mr. Mikolajczyk's agreement is dated April 18, 1994 and provides for a current annual salary of $400,000. Mr. Spira's agreement is dated November 1, 1995 and provides for a current annual salary of $500,000.


Stock Options

       The Company's Amended and Restated 1994 Stock Option Plan (the "Stock Option Plan") provides for the grant to any employee of the Company of "incentive stock options" within the meaning of Section 422 of the Code. Under the Stock Option Plan, the Company may grant options to purchase in the aggregate 8,910,000 shares of Class B common stock, less (at the time of the grant of any option) all shares (i) theretofore issued to any party other than Safeguard, Technology Leaders Offshore C.V., CIP Capital L.P., Technology Leaders L.P., or any member thereof or transferee therefrom, or (ii) subject to any options granted by the Company. As of January 28, 1997, the Company has granted options under the Stock Option Plan to purchase in the aggregate 2,762,240 shares of Common Stock (net of any expired or terminated options) at a weighted average exercise price of $2.16 per share. Additionally, the Company expects to grant options under the Stock Option Plan to purchase in the aggregate 397,650 shares of Common Stock at $5.45 per share prior to the effective date of this Offering.

       The Company's Board of Directors has the power to select employees to whom options shall be granted under the Stock Option Plan and to determine the terms of each grant, including the number of shares of Common Stock subject to the option, the term of the option, the vesting schedule and the exercise price (which may not be less than the fair market value of a share of Common Stock on the date of grant). Options have been granted to Partners to purchase 763,950 shares of Common Stock which vest incrementally with 10%, 15%, 25%, 25% and 25% of the option vesting on the first through fifth anniversaries of the date of grant, respectively and expire on the seventh anniversary of the date of grant. Options have been granted to employees to purchase 1,060,959 shares of Common Stock which fully vest upon the third anniversary of the date of grant and expire on the fifth anniversary of the date of grant. Options to purchase 398,495 shares of Common Stock which provide for an acceleration of the vesting schedule to six months following the consummation of this Offering have been granted to Partners and employees.

       The Company's Board of Directors has also granted non-qualified stock options to purchase 538,836 shares of Common Stock to certain persons who were not employees on the date of grant and certain non-employee members of the Board of Directors. These non-qualified stock options have exercise prices equal to, or greater than, the fair market value on the date of grant with vesting over periods ranging from immediate to five years.

       The Board of Directors may alter, suspend or discontinue the Stock Option Plan in any respect whatsoever, provided, however, that certain amendments, as required by the Code with respect to incentive stock options, are subject to stockholder approval. The Stock Option Plan shall continue in effect until terminated by the Board of Directors or until there is no more stock as to which an option may be granted and no options are outstanding; provided, that all options must be granted thereunder within ten years of the effective date of the plan.

       The options granted under the Stock Option Plan are not transferable in any way other than upon the death of the employee. Shares issued upon the exercise of any option granted under the Stock Option Plan are subject to the terms and restrictions contained in the Voting and Stock Restriction Agreement.

       Under Section 162(m) of the Code, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the Chief Executive Officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options granted under the Stock Option Plan. An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Stock Option Plan is intended to meet the requirements of Treasury Regulation section 1.162-27(f), and the options granted under the Stock Option Plan are intended to meet the requirements of "performance-based compensation."

       The following table provides information on stock options granted by the Company in fiscal 1996 to the Named Officers. All Company option grants depicted below were made pursuant to the Stock Option Plan.


                       Option Grants in Last Fiscal Year

                                            Percent of
                                              Total                                    Realizable Potential
                              Number of      Options                                     Value at Assumed
                               Shares      Granted to                                  Annual Rate of Stock
                             Underlying    Employees       Exercise                   Price Appreciation for
                              Options          in         Price Per   Expiration             Option
Name                          Granted     Fiscal Year       Share        Date                Term(1)
----                          -------     -----------     ---------   ----------      ----------------------
                                                                                        5%             10%
                                                                                        --             ---
Melvyn E. Bergstein               --           --            --          --             --            --

Christopher J. Moffitt            --           --            --          --             --            --

Michael E. Mikolajczyk(2)     16,500            1%          $1.21        3/31/02    $8,142         $18,974

James C. Spira                74,250            4%          $1.82        11/1/02   $54,959        $128,077

Alan J. Weyl                      --           --            --          --             --            --
--------------------

(1) The amounts shown are calculated assuming that the Common Stock market value was equal to the exercise price per share as of the date of grant of the options. This value is the approximate price per share at which shares of the Common Stock would have been sold in private transactions on or about the date on which the options were granted. The dollar amounts under these columns assume a compounded annual market price increase for the underlying shares of the Common Stock from the date of grant to the end of the option term of 5% and 10%. This format is prescribed by the Commission and is not intended to forecast future appreciation of shares of the Common Stock. The actual value, if any, a Named Officer may realize will depend on the excess of the market price for shares of the Common Stock on the date the option is exercised over the exercise price. Accordingly, there is no assurance that the value realized by a Named Officer will be at or near the value estimated above.

(2) In fiscal 1997, Mr. Mikolajczyk received the following options: an option to purchase 16,500 shares of Common Stock on April 1, 1996, which expires on March 31, 2003 and has an exercise price of $1.82 per share, an option to purchase 6,397 shares of Common Stock on November 1, 1996, which expires on October 31, 2003 and has an exercise price of $3.18 per share and an option to purchase 14,632 shares of Common Stock on November 1, 1996, which expires on October 31, 2003 and has an exercise price of $2.27 per share.

     The following table sets forth information concerning options exercised during fiscal 1996 and the number and the hypothetical value of certain unexercised options of the Company held by the Named Officers as of March 31, 1996. This table is presented solely for purposes of complying with the Commission rules and does not necessarily reflect the amounts the optionees will actually receive upon any sale of the shares acquired upon exercise of the options.

                        Aggregated Option Exercises and
                       Last Fiscal Year-End Option Values

                                                             Number of Securities
                                                            Underlying Unexercised           Value of Unexercised In-The-
                                                                  Options at                      Money Options at
                                                                March 31, 1996                     March 31, 1996
                                                        -------------------------------------------------------------------
                          Shares Acquired    Value
Name                        on Exercise      Realized    Exercisable     Unexercisable     Exercisable     Unexercisable(1)
----                      ---------------    --------    -----------     -------------     -----------     ----------------
Melvyn E. Bergstein                    --          --             --                --              --                   --

Christopher J. Moffitt                 --          --             --                --              --                   --

Michael E. Mikolajczyk                 --          --              0            16,500               0              $70,785

James C. Spira                         --          --              0            74,250               0              273,240

Alan J. Weyl                           --          --             --                --              --                   --
--------------------

(1) Assumes, for presentation purposes only, a per share fair market value of $5.50.

                              CERTAIN TRANSACTIONS

        Pursuant to the terms of the 1994 Purchase, Safeguard, Technology Leaders and CIP purchased from the Company 1,512,501 shares, 1,512,501 shares and 274,999 shares, respectively, of the Common Stock at a purchase price of approximately $0.91 per share and Safeguard was granted a warrant (the "1994 Purchase Warrant") exercisable for 825,000 shares of Common Stock at an exercise price of $1.21 per share. Safeguard subsequently transferred to each of two of its partnership companies, CompuCom Systems, Inc. ("CompuCom") and Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge"), a portion of the 1994 Purchase Warrant, each portion covering the purchase of 165,000 shares of Common Stock. In the second quarter of fiscal 1997, Safeguard, CompuCom and Cambridge exercised in full their respective portions of the 1994 Purchase Warrant in accordance with its terms. After completion of the Offering, Safeguard, Technology Leaders and CIP will beneficially own approximately 15.1%, 9.0% and 1.6%, respectively, of the Company's outstanding Common Stock and CompuCom and Cambridge will each beneficially own approximately 1.0% of the Company's outstanding Common Stock. In addition, pursuant to the terms of the 1994 Purchase, Safeguard, Technology Leaders and CIP were granted certain registration rights and entered into certain arrangements with respect to voting, which arrangements will terminate upon the consummation of the Offering by their terms and without the need of any further action on the part of any party thereto. See "SHARES ELIGIBLE FOR FUTURE SALE--Registration Rights."

        In December 1996, the Company entered into an Agreement and Plan of Recapitalization with Safeguard, Technology Leaders and each other holder of Common Stock of the Company. Pursuant to such agreement, the Company reclassified (i) the shares of Common Stock of the Company held by Safeguard, Technology Leaders and all other nonemployee stockholders into shares of Class A common stock of the Company and (ii) the shares of Common stock of the Company held by employee stockholders into shares of Class B common stock of the Company. See "Description of Capital Stock--Common Stock."

        On November 8, 1996, the Company borrowed $2.0 million from Safeguard, payable on November 1, 2001. Interest on the outstanding principal balance of the loan accrues during the first year at an annual interest rate of 6% and the interest rate increases as of each succeeding anniversary of the loan by one percentage point to a rate of 10% per year during the fifth year. Interest is payable quarterly during the term.

        In connection with the loan, the Company granted Safeguard a security interest in all of its assets. The obligations to repay the loan and the security interest are subordinated to the interests of the commercial bank which is the Company's principal lender. Notwithstanding the subordination, the Company is required to repay the loan from Safeguard upon the closing of this Offering, if the net proceeds received by the Company are sufficient to pay the loan in full. As a condition to the making of the loan, the Company also granted Safeguard a warrant to purchase 526,598 shares of Common Stock at an exercise price of $5.50 per share. The rights granted under the warrant expire on November 1, 2001.

        The Company has granted options to purchase Common Stock to certain non-employee Directors. In June 1996, Alan Kay received options to purchase 110,001 shares of Common Stock at an exercise price of $1.82 per share. In October 1996, John D. Loewenberg and Edward R. Anderson each received options to purchase 16,500 shares of Common Stock at an exercise price of $3.18 per share. All of these options vest over a period of five years. See "MANAGEMENT - Stock Options."

Cancellation of Promissory Note

        Until being finally resolved by a global settlement among all parties in June 1996, Melvyn E. Bergstein, Chairman, Chief Executive Officer and President of the Company, the Company and others were involved in a lawsuit with Technology Solutions Company ("TSC"). Because of the nature of the claims by Mr. Bergstein and TSC, Mr. Bergstein and the Company were represented by the same counsel. During the course of the litigation, the Company and Mr. Bergstein each paid legal fees attributable to the litigation. Mr. Bergstein executed a promissory note, dated April 14, 1995, under which he agreed to pay certain of the fees paid by the Company, with interest, after the conclusion of
the litigation.   The Company subsequently determined, however, that the amounts due under the note more accurately reflected fees attributable to the Company's defense and settlement of these claims, and therefore the Company canceled the full amount ($226,402) due under the note and expensed this amount in the quarter ended September 30, 1996. "See MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Nine Months Ended December 31, 1996 Compared to Nine Months Ended December 31, 1996."

Voting and Stock Restriction Agreement

        The Selling Stockholders and each employee-stockholder of the Company have agreed to be bound by the Amended and Restated Voting and Stock Restriction Agreement dated as of April 1, 1996 (the "Voting and Stock Restriction Agreement"). Any employee considering purchasing shares of the Common Stock from the Company must agree to become bound by and a party to the Voting and Stock Restriction Agreement (to the extent not already bound).

        The Voting and Stock Restriction Agreement provides for, among other things: (i) the grant of a proxy by each employee-stockholder of the Company to the Chief Executive Officer of the Company conveying the right to vote their shares of Common Stock, (ii) rights to purchase shares of employee-stockholders upon termination of employment; and (iii) rights of first offer of the Company to purchase shares (other than shares sold in the Offering) offered by any (A) employee-stockholder who is not also a Partner or (B) of the Selling Stock-holders (excluding any shares offered in the Offering); and (iv) restrictions on the transferability of certain shares of Common Stock.

Partners' Operating Agreement

          All of the Partners of the Company have agreed to be bound by the Partners' Operating Agreement. Each individual proposed to be hired as, or promoted to, a Partner, must agree to become bound by and a party to the Partners' Operating Agreement. The Partners' Operating Agreement provides for, among other things: (i) nomination procedures for the nomination of candidates to the office of Chief Executive Officer; (ii) procedures for the removal and retention of the Chief Executive Officer; (iii) procedure for the admission and removal of Partners; and (iv) the compensation of management personnel. In addition, the Partners' Operating Agreement provides that the Chief Executive Officer must be selected from among the Partners pursuant to the procedures set forth in such Agreement, subject to the right of the Company's Board of Directors to veto any such person nominated by the Partners. The Chief Executive Officer may be removed by the Board of Directors or for certain other specified reasons.

                       PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares offered hereby, by (i) each Selling Stockholder, (ii) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (iii) each director of the Company, (iv) each Named Officer, and (v) all directors and executive officers of the Company as a group. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to five votes per share. Shares of Class B common stock are convertible immediately into shares of Class A common stock on a one-for-one basis, and accordingly, holders of Class B common stock are deemed to own the same number of shares of Class A common stock. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                                   Number of Shares
                                         Beneficial Ownership     to be  Sold in the    Beneficial Ownership
                                       Prior to the Offering (1)       Offering        After the Offering (1)
                                       -------------------------  -------------------  ----------------------
                                       Number of                                       Number of
Name and Address(2)                     shares      Percentage                          Shares    Percentage
--------------------                   ---------    ------------                       ---------  ----------
Melvyn E. Bergstein(3)
  (Includes 4,603,462 shares
  reflected solely as a result
  of Mr. Bergstein's right to
  vote such shares and 794,063
  shares owned by Mr. Bergstein)       5,397,525       56.5%                   --      5,397,525        47.9%

Safeguard Scientifics, Inc.(4)         2,678,474       26.6                 899,390    1,779,084        15.1
  800 The Safeguard Building
  435 Devon Park Drive
  Wayne, PA  19087

Technology Leaders(5)                  1,512,501       15.8                 503,994    1,008,507         9.0
  800 The Safeguard   Building
  435 Devon Park Drive
  Wayne, PA  19087

Christopher J. Moffitt(6)                707,850        7.4                    --        707,850         6.3

Michael E. Mikolajczyk(7)                560,183        5.9                    --        560,183         5.0

James C. Spira(8)                        205,425        2.1                    --        205,425         1.8

CIP  Capital L.P. (9)                    274,999        2.9                  91,635      183,364         1.6

Cambridge Technology Partners
  (Massachusetts), Inc.(9)               165,000        1.7                  54,981      110,019         1.0

CompuCom Systems, Inc.(9)                165,000        1.7                  54,981      110,019         1.0

John D. Loewenberg(10)                     8,250        *                      --          8,250           *

Alan Kay                                    --         --                      --          --          --

Donald R. Caldwell(11)                      --         --                      --          --          --

Edward R. Anderson(12)                      --         --                      --          --          --

All executive officers and
directors as a group (8
persons)(13)                           5,406,600       56.5                    --      5,406,600        48.0



    --------------------------

    *  Less than 1% of the outstanding Common Stock

    (1) Solely for the purpose of determining beneficial ownership herein, the number of shares of Common Stock deemed outstanding prior to the Offering (i) assumes 9,553,051 shares of Common Stock were outstanding as of the date of this Prospectus, (ii) assumes 11,258,051 shares of Common Stock will be outstanding upon the successful completion of the Offering, and (iii) includes additional shares of Common Stock issuable pursuant to options or warrants held by such owner which may be exercised within 60 days after the date of this Prospectus ("presently exercisable options"), as set forth below. The beneficial ownership after the Offering does not account for the exercise of Rights by such stockholders in the Offering.

    (2) The address of each of Messrs, Bergstein, Moffitt and Mikolajczyk is 875 North Michigan Avenue, Suite 3000, Chicago Illinois 60611.

    (3) The shares of Common Stock include 5,281,612 shares of Class B common stock and 115,913 shares of Class A common stock and together represent 81.9% of the aggregate voting rights of the Common Stock. Includes 4,487,549 shares of Class B common stock and 115,913 shares of Class A common stock held by other persons who have granted Mr. Bergstein the right to vote such shares pursuant to the terms of irrevocable proxies. Mr. Bergstein is the record holder of 794,063 shares of Class B common stock. Excludes approximately 10,000 shares of Common Stock purchasable upon the exercise of Company Rights.

    (4) The shares are Class A common stock and represent 5.5% of the aggregate voting rights of the Common Stock. Includes a warrant which is presently exercisable for 526,598 shares of Class A common stock and the shares of Common Stock owned by CompuCom Systems, Inc., of which Safeguard owns approximately 50% of the voting securities. The warrant and all shares of Class A common stock are held of record by Safeguard Scientifics (Delaware), Inc., a privately held subsidiary of Safeguard. Includes 153,690 shares of Common Stock granted by Safeguard to certain of its employees pursuant to a long-term incentive plan (the "LTIP Plan"). Safeguard will continue to exercise voting rights with respect to these shares until the occurrence of certain vesting requirements. Excludes all shares of Common Stock beneficially owned by Technology Leaders, in which Safeguard has a beneficial interest. See "MANAGEMENT--Certain Relationships" for a description of the relationships between Safeguard and Technology Leaders. Excludes all shares of Common Stock owned by Cambridge Technology Partners (Massachusetts), Inc. of which Safeguard owns approximately 21% of the voting securities. The largest shareholder of Safeguard is Warren V. Musser, the chairman and chief executive officer of Safeguard, who is the record holder of approximately 9.5% of the total Safeguard Common Shares outstanding.
    (5) The shares are Class A common stock and represent 3.1% of the aggregate voting rights of the Common Stock. See "MANAGEMENT--Certain Relationships" for a description of the relationships between Safeguard and Technology Leaders.

    (6) The shares are Class B common stock and Mr. Moffitt has granted Mr. Bergstein all voting rights with respect to these shares pursuant to an irrevocable proxy. Excludes approximately 998 shares of Common Stock purchasable upon the exercise of Company Rights.
    (7) The shares are Class B common stock and Mr. Mikolajczyk has granted Mr. Bergstein all voting rights with respect to these shares pursuant to an irrevocable proxy. Includes 1,650 shares of Common Stock issuable pursuant to presently exercisable options. Excludes approximately 500 shares of Common Stock purchasable upon the exercise of Company Rights.
    (8) The shares are Class B common stock and Mr. Spira has granted Mr. Bergstein all voting rights with respect to these shares of Common Stock pursuant to an irrevocable proxy. Includes 7,425 shares of Common Stock issuable pursuant to presently exercisable options.
    (9) The shares are Class A common stock and represent less than 1.0% of the aggregate voting rights of the Common Stock.
    (10) The shares of Common Stock represent less than 1.0% of the aggregate voting rights of the Common Stock. Excludes approximately ___ shares of Common Stock purchasable upon the exercise of Company Rights.
    (11) Excludes all shares of Common Stock beneficially owned by Safeguard. Mr. Caldwell serves as president and chief operating officer of Safeguard. See "MANAGEMENT--Executive Officers and Directors." Mr. Caldwell disclaims beneficial ownership of such shares. Excludes 28,050 shares of Common Stock allocated to Mr. Caldwell under the LTIP Plan, of which Mr. Caldwell has neither dispositive nor voting power. Excludes approximately 8,113 shares of Common Stock purchasable upon the exercise of Company Rights.
    (12) The shares of Common Stock represent less than 1.0% of the aggregate voting rights of the Common Stock. Excludes approximately 240 shares of Common Stock purchasable upon the exercise of Company Rights.

    (13) Includes, in the aggregate, 9,075 shares of Common Stock issuable pursuant to presently exercisable option. Excludes approximately ______ shares of Common Stock purchasable upon the exercise of Company Rights.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Class A common stock, par value $.001 per share, 20,000,000 shares of Class B common stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

Common Stock

     As of January 28, 1997, there were 9,553,051 shares of Common Stock outstanding and held of record by 71 stockholders. After giving effect to the issuance of the 1,705,000 shares of Common Stock offered by the Company hereby, there will be 11,258,051 shares of Common Stock outstanding.

     The Common Stock is divided into two classes, Class A and Class B. Class A common stock is entitled to one vote per share and Class B common stock is entitled to five votes per share on all matters submitted to a vote of holders of Common Stock. Class B common stock may be owned beneficially or of record only by Permitted Holders (as defined below). In the event that any share of Class B common stock is transferred to any party other than a Permitted Holder or if a beneficial or record holder of a share of Class B common stock ceases to be a Permitted Holder, the share automatically and immediately shall be converted into a share of Class A common stock. Shares of Class A Common Stock may not be converted into shares of Class B common stock. On the date hereof, there are 4,271,439 shares of Class A common stock and 5,281,612 shares of Class B common stock issued and outstanding. All of the shares of Common Stock being offered by this Prospectus are shares of Class A common stock.

     "Permitted Holders" of Class B common stock are (i) persons who are employees of the Company or any of its majority-owned subsidiaries and (ii) the Company. A person shall cease to be a Permitted Holder on the date on which he or she ceases to be an employee of the Company or any of its majority-owned subsidiaries.

     The holders of Common Stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast and, except as otherwise required by law or the Certificate of Incorporation of the Company, all other matters are determined by a majority of the votes cast. Accordingly, the holders of the Class B common stock may elect all directors standing for election. See "RISK FACTORS -- Control by Principal Stockholders."

     The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights other than as described herein. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "--Preferred Stock."

Rights

     The Company is granting on the date hereof the Rights to the holders of Safeguard Common Shares. The Rights, subject to minimum exercise requirements, are each exercisable for one share of Common Stock at an exercise price anticipated to be between $5.00 and $6.00 per share. Persons may not exercise Rights for fewer than 50 shares of Common Stock. For purposes of the Rights Offering, a person that holds Safeguard Common Shares in multiple accounts must meet the 50 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 50 Rights in an account should consider the advisability of consolidating the Rights in one account, selling Rights, or purchasing additional Rights to comply with the minimum exercise requirements of the Rights Offering. Rights may be transferred, in whole or in part, by endorsing and delivering to the Rights Agent a Rights certificate that has been properly endorsed for transfer, with instructions to reissue the Rights, in whole or in part, in the name of the transferee. The Rights Agent will reissue certificates for the transferred Rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the Rights, in each case to the extent it is able to do so prior to the Expiration Date.

The Rights Offering will terminate and the Rights will expire at 5:00 p.m., Eastern Standard time, on the Expiration Date, which is ______, 1997. After the Expiration Date, unexercised Rights will be null and void. For more information about the Rights and the Rights Offering process, reference should be made to "THE OFFERING" and to "RISK FACTORS--Cancellation of the Rights Offering."

Preferred Stock

     The Company, by resolution of the Board of Directors and without any further vote or action by the stockholders, has the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 2,000,000 shares of Preferred Stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, dividend rates, conversion rights and terms, voting rights, redemption rights and terms, and liquidation preferences. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. As of the date of this Prospectus, there are no shares of Preferred Stock outstanding, and the Company has no plans to issue any shares of Preferred Stock.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 11,258,051, (11,568,051 if the Underwriters' over-allotment option is exercised in full) shares of Common Stock outstanding, excluding 2,762,240 shares of Common Stock subject to stock options and 526,598 warrants outstanding as of January 28, 1997 and any stock options or warrants granted by the Company after January 28, 1997. Of these shares, the Common Stock sold in the Offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The remaining 8,003,051 shares of Common Stock (the "Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701. See "RISK FACTORS--Shares Eligible for Future Sale."

     In general, under Rule 144 as currently in effect, if three years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations described below. If two years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate, the acquiror or subsequent holder thereof (including persons who may be deemed affiliates of the Company) is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Class A common stock or the average weekly trading volume in the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. Without considering the contractual restrictions described below, approximately (i) 5,660,531 Restricted Shares will be eligible for sale ninety days after the date of this Prospectus, subject to volume and other resale conditions imposed by Rule 144, and (ii) 2,342,520 Restricted Shares will be eligible for future sale subject to the holding period and other conditions imposed by Rule 144. Certain restrictions apply to any shares of Common Stock purchased in the Offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144, except for the holding period requirements thereunder. See "RISK FACTORS--Shares Eligible for Future Sale."

     Rule 144A under the Act provides a nonexclusive safe harbor exemption from the registration requirements of the Act of specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on the Nasdaq National Market. The shares of Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities.

Options and Warrants

     As of January 28, 1997, there were outstanding (i) options to purchase an aggregate of 2,762,240 shares of Common Stock (of which 24,750 were exercisable at January 28, 1997) and (ii) a presently exercisable warrant to purchase an aggregate of 526,598 shares of Common Stock. The holders of options to purchase a total of 1,230,703 shares are subject to Lock-Up Agreements, which restrict, until after the Lock-Up Expiry Date (without the Underwriters' prior written consent), the holders' ability to sell or otherwise dispose of Common Stock acquired upon the exercise of such options and warrants. An aggregate of 719,710 additional shares are available for issuance pursuant to future grants under the Stock Option Plan. See "MANAGEMENT--Stock Options."

     The Company issued options and underlying shares of Common Stock to employees of the Company who were not executive officers and directors of the Company pursuant to Rule 701. Under Rule 701, such employees of the Company who prior to the Offering purchased shares pursuant to the Stock Option Plan are entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after the date of this Prospectus. Rule 701 also permits the shares subject to unexercised options under such Plan to be sold upon exercise without having to comply with such provisions of Rule 144. As of the date hereof, (i) no shares of Common Stock will be eligible for sale under Rule 701 by Company employees, commencing 90 days after the date of this Prospectus, and
(ii) approximately 2,762,240 shares of Common Stock subject to unexercised options will be eligible for sale under Rule 701 by Company employees commencing 90 days after the date of this Prospectus, subject to applicable vesting provisions.

     It is anticipated that a Form S-8 Registration Statement covering the Common Stock that may be issued pursuant to the exercise of options after the effectiveness of the Form S-8 Registration Statement will be filed and declared effective prior to the Lock-Up Expiry Date and that shares of Common Stock that are so acquired and offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company, which generally may only resell such shares in compliance with Rule 144, except for the holding period requirements thereunder.

Lock-Up Agreements

     The Selling Stockholders, each Partner of the Company, each director of the Company and certain other stockholders, who in the aggregate will own approximately 7,872,288 shares of Common Stock after the completion of the Offering and will be deemed to beneficially own an additional 551,348 shares of Common Stock, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock (other than shares of Common Stock sold in the Offering) until after the Lock-Up Expiry Date without the prior written consent of the Underwriters. In addition, Warren V. Musser has agreed that he and/or his assignees will not sell or otherwise dispose of 157,000 shares of Common Stock without the prior written consent of the Underwriters.

Registration Rights

     In connection with the 1994 Purchase, the Company granted certain registration rights to Safeguard, Technology Leaders, CIP and certain employees of the Company, including each Named Officer (collectively, the "Registration Rights Holders"). In particular, under certain circumstances and subject to certain limitations, the Registration Rights Holders can require the Company to register under the Act (i) a minimum of 20% of the aggregate number of shares of Common Stock acquired by them in connection with the 1994 Purchase, provided that the Company is not obligated to effect more than one such registration, and
(ii) on Form S-3 such number of shares of Common Stock having a market value of at least $500,000, provided that the Company is not required to effect more than one such registration during any twelve-month period or three such registrations in the aggregate. The Registration Rights Holders were also granted certain "piggy-back" registration rights whereby on three occasions ending on the tenth anniversary of the date of this Prospectus, under certain circumstances and subject to certain conditions, they may include shares of Common Stock in any registration of shares of Common Stock under the Act on a form which permits registration of secondary shares.

                                  UNDERWRITING

     The Company, the Selling Stockholders and the Underwriters have entered into the Standby Underwriting Agreement on the date hereof, pursuant to which the Underwriters are required, subject to certain terms and conditions (all of which are set forth below), to purchase the Excess Unsubscribed Shares in accordance with the percentages set forth below. If all of the Rights are exercised, or if the number of Unsubscribed Shares is 300,000 or less, there will be no Excess Unsubscribed Shares and the Underwriters will not be required to purchase any shares of Common Stock.



     Underwriters                                    % of Underwriter Shares
     ------------                                    -----------------------


     Tucker Anthony Incorporated................              50%

     Robert W. Baird & Co. Incorporated.........              50%



     The Underwriters have agreed, subject to the condition that the Company and the Selling Stockholders comply with their respective obligations under the Standby Underwriting Agreement and subject to the Underwriters' right to terminate their obligations under the Standby Underwriting Agreement (as specified below), to purchase all of the Excess Unsubscribed Shares. The Company will pay the Underwriters the Financial Advisory Fee equal to 3% of the Exercise Price for each share of Class A common stock included in the Offering. The Financial Advisory Fee is for services and advice rendered in connection with the structuring of the Offering, valuation of the business of the Company, and financial advice to the Company before and during the Offering. An additional fee of 4% of the Exercise Price will be paid to the Underwriters
(i) for each share of Class A common stock purchased by the Underwriters pursuant to the Standby Underwriting Agreement and (ii) for each share of Class A common stock purchased upon the Underwriters' exercise of Rights if such Rights were purchased by the Underwriters at a time when the Class A common stock was trading (on a "when issued" basis) at a per share price of less than 120% of the Exercise Price or if the Underwriters purchase such Rights with Safeguard's prior acknowledgment that it would be entitled to receive the Underwriting Discount for Class A common stock purchased pursuant to the exercise of such Rights. In addition, the Company has agreed to pay the Underwriters a non-accountable expense allowance in the aggregate amount of $125,000, provided, however, such non-accountable expense allowance shall be reduced to $50,000 or zero if, on the Expiration Date, the closing price for the Class A common stock traded on a "when issued" basis is at least $10.00 per share or greater than $12.00 per share, respectively. The Company has granted to the Underwriters a 20-day option commencing on the Expiration Date to purchase a maximum of 310,000 additional shares of Class A common stock at a per share price equal to the Exercise Price less the Financial Advisory Fee and the Underwriting Discount. The Underwriters may exercise such option in whole or in part only to cover over-allotments made in connection with the sale of shares of Class A common stock by the Underwriters.

     Prior to the Expiration Date, the Underwriters may offer shares of Class A common stock on a when-issued basis, including shares to be acquired through the purchase and exercise of Rights, at prices set from time to time by the Underwriters. Each such price when set will not exceed, if applicable, the highest price at which a dealer not participating in the distribution is then offering the Class A common stock to other dealers, plus an amount equal to a dealer's concession, and an offering price set on any calendar day will not be increased more than once during such day. After the Expiration Date, the Underwriters may offer shares of Class A common stock, whether acquired pursuant to the Standby Underwriting Agreement, the exercise of the Rights or the purchase of Class A common stock in the market, to the public at a price or prices to be determined. The Underwriters may thus realize profits or losses independent of the Underwriting Discount and the Financial Advisory Fee. Shares of Class A common stock subject to the Standby Underwriting Agreement will be offered by the Underwriters when, as and if sold to, and accepted by, the Underwriters and will be subject to their right to reject orders in whole or in part.


     Prior to the Offering, there has been no public market for the Common Stock or the Rights. Consequently, the Exercise Price was determined by negotiations among the Company, the Selling Stockholders and the Underwriters. In determining the Exercise Price, the Underwriters, the Board of Directors of the Company and the Selling Stockholders considered such factors as the future prospects and historical growth rate in revenues and earnings of the Company, its industry in general and the Company's position in its industry; revenues, earnings and certain other financial and operating information of the Company in recent periods; market valuations of the securities of companies engaged in activities similar to those of the Company; the management of the Company; and, with respect to the Company, the advice of the Underwriters.

     In connection with the solicitation of Rights exercises, unless the Underwriters are granted an exemption by the Commission from Rule 10b-6, the Underwriters will be prohibited from engaging in any market making activities with respect to the Company's when-issued Class A common stock and Class A common stock until the Underwriters have completed their participation in the distribution of shares offered hereby. As a result, the Underwriters may be unable to provide a market for the Company's when-issued Class A common stock and Class A common stock should it desire to do so, during certain periods while the Rights are exercisable.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities arising out of or based upon misstatements or omissions in this Prospectus or the Registration Statement of which this Prospectus is a part and certain other liabilities, including liabilities under the Act, and to contribute to certain payments that the Underwriters may be required to make.

     The Underwriters may terminate their obligations under the Standby Underwriting Agreement (i) if any calamitous domestic or international event or act or occurrence has disrupted or, in the Underwriters' opinion, will in the immediate future materially disrupt, the general securities market in the United States; (ii) if trading in the Common Stock (on a when-issued basis) shall have been suspended by the Commission or Nasdaq; (iii) if trading on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or in the over-the-counter market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required on the over-the-counter market by the NASD or by order of the Commission or any other government authority having jurisdiction; (iv) if the United States shall have become involved in a war or major hostilities which, in the Underwriters' opinion, will affect the general securities market in the United States; (v) if a banking moratorium has been declared by a New York, Massachusetts, Pennsylvania, Illinois or federal authority; (vi) if a moratorium in foreign exchange trading has been declared;
(vii) if the Company shall have sustained a loss material to the Company by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act, whether or not such loss shall have been insured, or from any labor dispute or any legal or governmental proceeding; (viii) if there shall be such material adverse market conditions (whether occurring suddenly or gradually between the date of this Prospectus and the closing of the Offering) affecting markets generally or technology issues particularly as in the Underwriters' reasonable judgment would make it inadvisable to proceed with the offering, sale or delivery of the shares of Class A common stock offered hereby; (ix) if there shall have been such material adverse change, or any development involving a prospective material adverse change (including a change in management or control of the Company), in the condition (financial or otherwise), business prospects, net worth or results of operations of the Company since March 31, 1996 or (x) the Other Purchasers fail to purchase their aggregate allotment of Unsubscribed Shares, which in no event will involve more than 300,000 shares of Class A common stock. The Underwriters, however, may elect to purchase all, but not less than all, Unsubscribed Shares in the event the Other Purchasers fail to purchase any of the Unsubscribed Shares which they are obligated to purchase.

     The Company has agreed that, without the prior written consent of the Underwriters, it will not offer, sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock (or securities convertible into shares of Common Stock) (collectively, the "Securities") acquired in the Rights Offering or held by it as of the date hereof until after the Lock-Up Expiry Date, other than (i) Common Stock to be sold in the Offering, and (ii) Company option issuances and sales of Common Stock pursuant to the Stock Option Plan and
(iii) Securities issued as consideration for an acquisition if the party being issued the Securities agrees not to transfer, sell, offer for sale, contract or otherwise dispose of such Securities until after the Lock-Up Expiry Date. The Selling Stockholders, each Partner of the Company, each director of the Company, and certain other stockholders, who will in the aggregate own approximately 7,872,288 shares of Common Stock after the completion of the Offering and will be deemed to beneficially own an additional 551,348 shares of Common Stock, have agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock (other than shares of Common Stock sold in the Offering) until after the Lock-Up Expiry Date without the prior written consent of the Underwriters. In addition, Warren V. Musser has agreed that he and/or his assignees will not sell or otherwise dispose of 157,000 shares of Common Stock without the prior written consent of the Underwriters. See "MANAGEMENT--Stock Options" and "SHARES ELIGIBLE FOR FUTURE SALE."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gordon & Glickson P.C., Chicago, Illinois. Certain legal matters in connection with the Offering are being passed upon for the Underwriters by Drinker Biddle & Reath, Philadelphia, Pennsylvania. Certain legal matters in connection with the Offering are being passed upon for Safeguard by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Gordon & Glickson P.C., general counsel to the Company, was granted by the Company on November 18, 1996, a fully vested option to acquire 13,035 shares of Common Stock, at an exercise price of $3.18 per share.


                                    EXPERTS

     The financial statements and schedule of Diamond Technology Partners Incorporated as of March 31, 1995 and 1996 and for the period from January 28, 1994 (inception) through March 31, 1994 and for the years ended March 31, 1995 and 1996 have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing herein, and elsewhere in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Act with respect to the Common Stock and Rights offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock and Rights offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from the reference section of the Commission, Washington, D.C. 20549,
upon payment of the prescribed fees.   In addition, the Commission maintains a
site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                    Page
                                                                                                                    ----
Audited Financial Statements:

        Independent Auditors' Report................................................................................ F-2

        Balance Sheets at March 31, 1995 and 1996 .................................................................. F-3

        Statements of Operations for the period from January 28, 1994 (inception) through March 31, 1994 and years ended March 31, 1995 and 1996..................................................................... F-4

        Statements of Stockholders' Equity for the period from January 28, 1994 (inception) through
        March 31, 1994 and years ended March 31, 1995 and 1996...................................................... F-5

        Statements of Cash Flows for the period from January 28, 1994 (inception) through March 31, 1994 and years ended March 31, 1995 and 1996..................................................................... F-6

        Notes to Financial Statements............................................................................... F-8

Unaudited Consolidated Financial Statements:

        Consolidated Balance Sheet at December 31, 1996............................................................ F-15

        Consolidated Statements of Operations for nine month periods ended December 31, 1995 and 1996................................................................................................... F-16

        Consolidated Statements of Cash Flows for nine month periods ended December 31, 1995 and 1996................................................................................................... F-17

        Notes to Unaudited Consolidated Financial Statements....................................................... F-19

                          Independent Auditors' Report

When the transactions referred to in the first two paragraphs of Note 7 to the financial statements have been consummated, we will be in a position to render the following report.

                                                 KPMG Peat Marwick LLP

The Board of Directors
Diamond Technology Partners Incorporated:

We have audited the accompanying balance sheets of Diamond Technology Partners Incorporated as of March 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for the period from January 28, 1994 (inception) through March 31, 1994 and for the years ended March 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Technology Partners Incorporated as of March 31, 1995 and 1996, and the results of its operations and its cash flows for the period from January 28, 1994 (inception) through March 31, 1994 and for the years ended March 31, 1995 and 1996 in conformity with generally accepted accounting principles.

Chicago, Illinois
April 19, 1996, except for the first two paragraphs of Note 7 which are as of

----------------.

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Balance Sheets
March 31, 1995 and 1996


==========================================================================================================
                                                                              1995             1996
-----------------------------------------------------------------------------------------------------------
                                 Assets
Current assets:
Cash and cash equivalents                                                 $ 4,690,260    $  4,634,594
  Accounts receivable, net of allowance of $512,000
    and $269,812 as of March 31, 1995 and 1996, respectively                1,435,432       3,304,255
  Prepaid expenses                                                            319,899       1,179,988
  Note receivable from stockholder                                                -           225,819
  Deferred income taxes                                                       119,276          98,725
-----------------------------------------------------------------------------------------------------------
Total current assets                                                        6,564,867       9,443,381

Computers, equipment, and training software, net                              573,413       2,010,424
Note receivable from stockholder                                              162,943             -
Deferred organization costs, net                                              211,889         161,216
-----------------------------------------------------------------------------------------------------------
Total assets                                                              $ 7,513,112    $ 11,615,021
===========================================================================================================
                   Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable                                                           $   150,000    $    125,000
  Accounts payable                                                            556,969       1,155,002
  Accrued compensation                                                        159,844       1,089,000
  Deferred compensation                                                       621,991       1,452,022
  Income taxes payable                                                        119,276          82,641
  Other accrued liabilities                                                   611,860       1,143,308
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                   2,219,940       5,046,973
Notes payable                                                                 106,364             -
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                           2,326,304       5,046,973
-----------------------------------------------------------------------------------------------------------
Commitments
-----------------------------------------------------------------------------------------------------------
Stockholders' equity:

  Preferred Stock, $.001 par value, 2,000,000 shares authorized,
  no shares issued                                                                -               -

  Class A common stock, $.001 par value, 40,000,000 shares
    authorized, 3,320,625 issued in 1995 and 3,370,125 issued in 1996           3,321           3,371

  Class B common stock, $.001 par value; 20,000,000 shares
    authorized, 4,392,092 issued in 1995 and 4,505,119 issued in 1996           4,392           4,505

  Additional paid-in capital                                                6,532,635       6,843,972
  Notes receivable from sale of common stock                                  (90,957)       (257,323)
  Accumulated deficit                                                      (1,262,583)        (26,477)
-----------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                  5,186,808       6,568,048
-----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                $ 7,513,112    $ 11,615,021
-----------------------------------------------------------------------------------------------------------
See accompanying notes to financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Statements of Operations
Period from January 28, 1994 (inception) through March 31, 1994 and years ended March 31, 1995 and 1996

============================================================================================================
                                                                      1994           1995            1996
------------------------------------------------------------------------------------------------------------
Net revenues                                                     $   261,166    $ 12,842,670    $ 26,338,732
------------------------------------------------------------------------------------------------------------
Operating expenses:
  Project personnel and related expenses                             633,405       8,351,461      15,312,436
  Professional development and recruiting                            105,767       1,394,432       4,586,682
  Marketing and sales                                                 94,186         450,848         605,639
  Management and administrative support                              317,135       3,108,314       4,459,820
 ------------------------------------------------------------------------------------------------------------

Total operating expenses                                           1,150,493      13,305,055      24,964,577
------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                       (889,327)       (462,385)      1,374,155

Interest income                                                        3,285         136,940         251,084

Interest expense                                                           -         (51,096)        (87,403)
------------------------------------------------------------------------------------------------------------

Income (loss) before taxes                                          (886,042)       (376,541)      1,537,836

Income taxes                                                               -               -        (301,730)
------------------------------------------------------------------------------------------------------------

Net income (loss)                                                $  (886,042)   $   (376,541)   $  1,236,106
------------------------------------------------------------------------------------------------------------

Pro forma net income (loss) per share of Common Stock                $ (0.35)       $  (0.05)       $   0.13

Shares used in computing pro forma net income (loss) per share
of Common Stock                                                    2,508,997       8,269,794       9,821,152
------------------------------------------------------------------------------------------------------------
See accompanying notes to financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Statements of Stockholders' Equity
Period from January 28, 1994 (inception) through March 31, 1994 and years ended March 31, 1995 and 1996


===============================================================================

                                                       Class A       Class B
                            Class A       Class B      Common        Common
                            Shares        Shares       Stock         Stock

-------------------------------------------------------------------------------

Issuance of stock           1,100,000     825,000      $ 1,100       $  825

Net loss                        -           -                           -
-------------------------------------------------------------------------------
Balance at March 31, 1994   1,100,000     825,000        1,100          825

Issuance of stock           2,220,625   3,608,342        2,221        3,608

Purchase of stock               -         (41,250)           -          (41)

Net loss                        -           -                -          -
-------------------------------------------------------------------------------
Balance at March 31, 1995   3,320,625   4,392,092        3,321        4,392

Issuance of stock               -         746,627            -          747

Purchase of stock               -        (584,100)           -         (584)

Conversion to Class A          49,500     (49,500)          50          (50)

Repayment of notes              -           -                -          -

Net income                      -           -                -          -
-------------------------------------------------------------------------------
Balance at March 31, 1996   3,370,125   4,505,119      $ 3,371      $ 4,505
-------------------------------------------------------------------------------
=============================================================================================
                                                Notes
                             Additional       Receivable                         Total
                               Paid-in       From Sale of     Accumulated     Stockholders
                               Capital       Common Stock       Deficit          Equity
---------------------------------------------------------------------------------------------
Issuance of stock         $ 1,649,986             $   -         $      -      $  1,651,911

Net loss                            -                 -         (886,042)         (886,042)
---------------------------------------------------------------------------------------------
Balance at March 31, 1994   1,649,986                 -         (886,042)          765,869

Issuance of stock           4,920,108           (90,957)               -         4,834,980

Purchase of stock             (37,459)                -                -           (37,500)

Net loss                            -                 -         (376,541)         (376,541)
---------------------------------------------------------------------------------------------
Balance at March 31, 1995   6,532,635           (90,957)      (1,262,583)        5,186,808

Issuance of stock             866,753          (257,323)              -            610,177

Purchase of stock            (555,416)                -               -           (556,000)

Conversion to Class A               -                 -               -                  -

Repayment of notes                  -            90,957               -             90,957

Net income                          -                 -       1,236,106          1,236,106
---------------------------------------------------------------------------------------------
Balance at March 31, 1996  $6,843,972        $ (257,323)     $  (26,477)      $  6,568,048
---------------------------------------------------------------------------------------------

 See accompanying notes to financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Statements of Cash Flows
Period from January 28, 1994 (inception) through March 31, 1994 and years ended March 31, 1995 and 1996

================================================================================================
                                                           1994             1995          1996
------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income (loss)                                    $  (886,042)   $  (376,541)   $ 1,236,106
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation and amortization                          7,238         74,486        367,365
      Deferred compensation                                136,279      1,704,169        830,031
      Deferred income taxes                                    -         (119,276)        20,551
      Changes in assets and liabilities:
          Accounts receivable                              (68,550)    (1,366,882)    (1,868,823)
          Prepaid expenses                                 (30,977)      (288,922)      (860,089)
          Accounts payable                                 440,565        116,404        598,033
          Accrued compensation                              23,047        136,797        929,156
          Income taxes payable                                 -          119,276        (36,635)
          Other accrued liabilities                         90,386        321,474        531,448
------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities       (288,054)       320,985      1,747,143
------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures                                     (15,062)      (600,335)    (1,753,703)
  Organization costs                                      (200,454)       (51,175)           -
  Notes receivable                                             -         (162,943)       (62,876)
------------------------------------------------------------------------------------------------

Cash flows used in investing activities                   (215,516)      (814,453)    (1,816,579)
------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from notes payable                                  -          300,000        175,000
  Repayment of notes payable                                   -          (43,636)      (306,364)
  Stock issuance costs                                     (98,089)      (173,125)           -
  Issuance of common stock                               1,750,000      3,989,648        701,134
  Repurchase of common stock                                   -          (37,500)      (556,000)
------------------------------------------------------------------------------------------------

Net cash provided by financing activities                1,651,911      4,035,387         13,770
------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents     1,148,341      3,541,919        (55,666)

Cash and cash equivalents at beginning of period               -        1,148,341      4,690,260
------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year               $ 1,148,341    $ 4,690,260    $ 4,634,594
================================================================================================

See accompanying notes to financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Statements of Cash Flows, Continued
Period from January 28, 1994 (inception) through March 31, 1994 and years ended March 31, 1995 and 1996

==========================================================================================================================
                                                                    1994                   1995                  1996
--------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:

  Cash paid during the year for interest                            $  -                $  51,096             $  54,753
  Cash paid during the year for income taxes                           -                      -                 317,814
--------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure for noncash investing and
financing activities:
  Issuance of common stock for notes                                $  -                $  90,957             $  257,323
  Deferred and incentive compensation applied to
    payment for common stock                                           -                1,218,457                    -

---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

(1)  Description of Business

     Diamond is a management consulting firm that devises business strategies enabled by information technology ("IT") and manages the implementation of those strategies. The Company's clients are generally located throughout the United States.

(2)  Summary of Significant Accounting Policies

     Revenue Recognition

     The Company recognizes revenues on contracts as work is performed, net of provisions for estimated uncollectible amounts. Actual uncollectible amounts are charged against this reserve when they become known. Out-of-pocket expenses are reimbursed by clients and are offset against expenses incurred.

     Computers, Equipment and Training Software

     Computers, equipment and training software are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets (generally three years) and is computed using the straight-line method. Costs capitalized for internally developed software include external consulting fees and employee salaries. Depreciation and amortization expense was $1,408 for the period from January 28, 1994 (inception) through March 31, 1994 and $40,576 and $316,692 for the years ended March 31, 1995 and 1996, respectively.

     Organization Costs

     Organization costs consist of legal fees related to the start-up of the Company. They are being amortized using the straight-line method over five years. Accumulated amortization at March 31, 1995 and 1996 was $39,740 and $90,413, respectively.

     Cash and Cash Equivalents

     Cash equivalents are highly liquid investments with original maturities of three months or less and are stated at cost, which approximates fair value. Cash equivalents consist of money market funds and demand deposits.

     Significant Customers

     The Company had four customers which individually accounted for more than 10% of accounts receivable and revenues as of and for the year ended March 31, 1995. Collectively, these customers accounted for approximately 68% of accounts receivable and 65% of revenues as of and for the year ended March 31, 1995. The Company had three customers which individually accounted for more than 10% of accounts receivable and revenues as of and for the year ended March 31, 1996. Collectively, these customers accounted for 56% of accounts receivable and 51% of revenues as of and for the year ended March 31, 1996.

     Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled.

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------

     Pro Forma Net Income (Loss) Per Share

     Pro forma net income (loss) per share is computed using the weighted average number of shares of common and common equivalent shares (stock options and warrants) outstanding unless anti-dilutive. As required by Staff Accounting Bulletin No. 83 issued by the Securities and Exchange Commission, common and common equivalent shares issued by the Company during the twelve-month period preceding the initial filing of the Registration Statement for the Offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and assuming the initial public offering price).

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Financial Instruments

     The fair value of the Company's financial instruments approximates their carrying value.

     Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued in October 1995. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock based awards or to continue to account for such items using the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25"), with pro forma disclosures of net income and net income per share as if the fair value method had been applied. The Company intends to continue to apply APB 25 for future stock options and stock based awards, and accordingly, does not anticipate that the adoption of SFAS 123 will have a material impact on its results of operations or financial position.

     Long-lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" ("SFAS 121") was issued in March 1995. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company anticipates the adoption of SFAS 121 will not have a material impact on its results of operation or financial position.

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

(3)  Computers, Equipment and Training Software

     Computers, equipment and training software at March 31, 1995 and 1996 are summarized as follows:

------------------------------------------------------------------------------------------------------
                                                                1995                          1996
------------------------------------------------------------------------------------------------------
Computers and equipment                                       $480,431                     $1,131,540
Training software                                              134,966                      1,237,560
------------------------------------------------------------------------------------------------------

                                                               615,397                      2,369,100
Less accumulated depreciation and amortization                 (41,984)                      (358,676)
------------------------------------------------------------------------------------------------------

                                                              $573,413                     $2,010,424
------------------------------------------------------------------------------------------------------

(4)  Note Receivable from Stockholder

     The Company has advanced money to an officer under a note arrangement that allows for advances up to $500,000 bearing interest at a floating rate based on the applicable federal rate under the Internal Revenue Code of 1986. Current settlement discussions in connection with certain litigation involving the Stockholder have caused this note to become repayable on demand, accordingly, such amounts have been classified as current at March 31, 1996. The note and accumulated interest totaled $162,943 and $225,819 at March 31, 1995 and 1996, respectively.

(5)  Commitments

     The Company leases office space and equipment under various operating leases. As of March 31, 1996, the minimum future lease payments under operating leases with noncancelable terms in excess of one year are as follows:


-------------------------------------------------------------------------------
                Year ending March 31,                          Amount
-------------------------------------------------------------------------------
                1997                                        $  515,316
                1998                                           432,957
                1999                                           318,802
                2000                                           297,571
                2001                                           212,822
                Thereafter                                     299,248
-------------------------------------------------------------------------------

                                                            $2,076,716
-------------------------------------------------------------------------------

     Rent expense under operating leases amounted to $21,015 for the period from January 28, 1994 (inception) through March 31, 1994 and for the years ended March 31, 1995 and 1996 amounted to $140,426 and $477,930, respectively.

     The Company is party to a standby letter of credit with a bank in support of the minimum future lease payments under the lease for permanent office space dated March 31, 1995 in the amount of $917,908, declining annually during the lease term. This letter is guaranteed by Safeguard Scientifics, Inc. ("Safeguard")

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

     until the effective date of the Registration Statement filed in connection with the initial public offering of the shares of the Company.

(6)  Notes Payable and Line of Credit

     Notes payable at March 31, 1995 consisted of two term loans in the amount of $180,000 (10.10%) and $76,364 (10.05%) payable in monthly installments including interest, maturing January 1, 1997. These notes were repaid in November 1995.

     Notes payable at March 31, 1996 consisted of an 8.4% term loan in the amount of $125,000, payable in monthly installments, including interest, that matures on December 31, 1996.

     The Company has an available line of credit of $3,000,000 with a commercial bank, which has been reduced by letters of credit of $322,590 to account for letters of credit and other contingent obligations of the Company currently outstanding. At March 31, 1996, all remaining amounts under this line of credit were available to the Company at the bank's prime rate. Any borrowings against this line will be secured by all the assets of the Company. The line of credit expires July 31, 1997 unless renewed.

(7)  Stockholders' Equity

     Stock Split, Stock Recapitalization and Initial Public Offering

     On December 7, 1996, the Board of Directors authorized a 1.65 to 1 stock split. All references in the Financial Statements to share and per share data have been adjusted to effect this stock split. Concurrent with this split, the Company will divide its stock into two classes, Class A and Class B. Class A common stock is entitled to one vote per share and Class B common stock is entitled to five votes per share on all matters submitted to the vote of holders of Common Stock. Class B common stock may be owned beneficially or of record by employees of the Company or by the Company. Also, the Board of Directors authorized 2,000,000 shares of Preferred Stock, par value $.001 per share, the terms of which may be determined by the Board.

     On December 7, 1996, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 covering 3,255,000 shares of Class A common stock to be sold in the initial public offering transaction. The majority of shares (1,705,000) are being offered by the Company and the remainder (1,550,000) by selling stockholders. This offering will be conducted as a rights offering to Safeguard's stockholders, pursuant to Safeguard's right to do so as described below.

     Warrants

     In March 1994, the Company granted warrants to Safeguard. The warrants permit the holder to purchase up to 825,000 shares of stock at an exercise price of $1.21 per share and expires on March 22, 2001. Safeguard subsequently transferred 330,000 of these warrants to certain of its affiliates. The Company has the right to require the warrant holders to exercise the warrants at any time following the completion of the Company's first full fiscal year of profitability. The Company has satisfied this requirement during the fiscal year ended March 31, 1996 and intends to exercise this right subsequent to fiscal year end by issuing 825,000 shares of Class A common stock in exchange for $1,000,000 pursuant to the provision of the warrants.

     Safeguard also has the right, under certain conditions and with the Company's consent, to conduct an offering of the Company's Class A common stock to Safeguard stockholders. One-half of the shares of the Company's common stock to be offered shall be new shares, and one-half shall be shares held by Safeguard.

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
-----------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------

     Stock Options

     Under the Company's 1994 Stock Option Plan (the Plan), the Company may grant qualified incentive stock options to officers and employees of the Company. Options granted to officers vest ratably at the end of each of the three years following the date of grant and options granted to employees other than officers fully vest three years following the date of grant. Vested options expire five years from the date of grant. The Plan provides that options may not be granted at less than the fair market value of the Company's common stock at the date of grant. Effective April 1, 1996, the Plan was amended, for a change in the vesting schedule for options granted to officers to provide for vesting at the end of each of the five years following the date of grant. The expiration of these officers' vested options was also changed to seven years from the date of grant to reflect this change in the vesting schedule.
--------------------------------------------------------------------------------

     The following table summarizes the transactions pursuant to the Plan.



-------------------------------------------------------------------------------
                                           Shares Under           Range of
                                              Option               Prices
-------------------------------------------------------------------------------
Fiscal Year 1994
   Granted                                 138,600                  $1.21
   Exercised                                  -                       -
   Canceled                                   -                       -
-------------------------------------------------------------------------------

Balances, March 31, 1994                   138,600                   1.21
   Granted                                 371,250                   1.21
   Exercised                                  -                       -
   Canceled                                   -                       -
-------------------------------------------------------------------------------

Balances, March 31, 1995                   509,850                   1.21
   Granted                                 474,375           1.21 to 1.82
   Exercised                                  -                       -
   Canceled                                 42,900                   1.21
-------------------------------------------------------------------------------

Balances, March 31, 1996                   941,325          $1.21 to 1.82
-------------------------------------------------------------------------------

     At March 31, 1996 , there were 8,250 exercisable options under the Plan, as amended. During 1996, the Company also issued 174,900 non-qualified stock options. 82,500 of these options, at an exercise price of $1.82, vest ratably at the end of each year over the five year period beginning March 31, 1996. The remaining 92,400, at an exercise price of $1.82, vest in January, 1999. None of these non-qualified stock options have been canceled or are exercisable at March 31, 1996.

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------

(8)  Income Taxes

     The provision for income taxes consists of the following:

-------------------------------------------------------------------------------
                                 1994                1995                 1996
-------------------------------------------------------------------------------
Current:

         Federal                 $     -        $   79,276           $156,363
         Foreign                       -                -              51,430
         State                         -            40,000             73,386
-------------------------------------------------------------------------------

                                                   119,276            281,179
Deferred taxes                         -          (119,276)            20,551
-------------------------------------------------------------------------------

                                 $     -        $       -            $301,730
-------------------------------------------------------------------------------

     The total tax provision differs from the amount computed by applying the Federal income tax rate of 34 percent to income (loss) before income taxes for the following reasons:


-------------------------------------------------------------------------------------------
                                                  1994             1995           1996
-------------------------------------------------------------------------------------------
Federal income taxes at statutory rate          $(301,254)       $(128,024)      $522,864
Effect of permanent differences                     3,875           63,490         90,785
State income taxes, net of federal benefit            -             26,400         48,435
Effect of deferred tax benefits                   297,379           73,996       (371,375)
Other                                                 -            (35,862)        11,021
-------------------------------------------------------------------------------------------
                                                 $    -           $    -         $301,730
----------------------------------------------------------------------------------------------

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

     The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities at March 31, 1995 and 1996 are presented below:


-------------------------------------------------------------------------------
                                                      1995             1996
-------------------------------------------------------------------------------
Deferred tax assets:
         Deferred compensation                    $   211,477       $  580,809
         Other accruals                               306,824          372,556
-------------------------------------------------------------------------------

Total gross deferred tax assets                       518,301          953,365
         Less valuation allowance                    (371,375)            -
-------------------------------------------------------------------------------

Deferred tax assets, net of valuation allowance       146,926          953,365
--------------------------------------------------------------------------------

Deferred tax liabilities:
         Accelerated depreciation                     27,650            45,290
         Capitalized assets                              -             412,078
         Accrued bonuses                                 -             340,741
         Other accruals                                  -              56,531
-------------------------------------------------------------------------------
Deferred tax liabilities                              27,650           854,640
-------------------------------------------------------------------------------
Net deferred income taxes                         $  119,276        $   98,725
-------------------------------------------------------------------------------

     Management believes it is more likely than not that the deferred tax assets will be realized in the future.

(9)  Benefit Plans

     Deferred Compensation

     Certain officers of the Company previously agreed to defer a portion of their annual compensation under a deferred compensation program. The program provided that amounts deferred cannot be distributed prior to March 31, 1996 without approval by the Board of Directors. Amounts deferred under this program accrue interest at rates available to the Company from its bank and are immediately vested. Effective April 1, 1996, the Board of Directors elected to discontinue this program. This liability will be paid over a period up to three years.

     401(k) Plan

     The Company has a noncontributory defined contribution plan covering substantially all of its employees. This plan is qualified under Section 401(k) of the Internal Revenue Code of 1986. The Company may elect to make contributions to this plan but to date has not done so.

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
----------------------------------------

Consolidated Balance Sheet
December 31, 1996
(unaudited)

============================================================================================
                                     Assets
Current assets:

  Cash and cash equivalents                                                     $  7,131,621
  Accounts receivable, net of allowance of $829,093                                3,127,136
  Prepaid expenses                                                                   809,378
  Accrued and prepaid income taxes                                                   322,817
  Deferred income taxes                                                               98,725
--------------------------------------------------------------------------------------------
Total current assets                                                              11,489,677

Computers, equipment, and training software, net                                   2,315,461
Deferred organization costs, net                                                     123,127
--------------------------------------------------------------------------------------------
Total assets                                                                     $13,928,265
============================================================================================
  Liabilities and Stockholders' Equity

Current liabilities:
  Notes payable                                                                  $ 2,177,083
  Accounts payable                                                                 1,179,912
  Deferred compensation                                                              579,464
  Other accrued liabilities                                                        1,241,035
--------------------------------------------------------------------------------------------
Total current liabilities                                                          5,177,494
--------------------------------------------------------------------------------------------
Commitments
--------------------------------------------------------------------------------------------
Stockholders' equity:

  Preferred stock $.001 par value, 2,000,000 shares authorized, no shares              -
   issued.
  Class A common stock, $.001 par value, 40,000,000 shares authorized,
   4,271,439 issued                                                                    4,271
  Class B common stock, $.001 par value: 20,000,000 shares authorized,
   5,281,612 issued.                                                                   5,282
  Additional paid-in capital                                                       9,293,863
  Notes receivable from sale of common stock                                        (146,619)
  Accumulated deficit                                                               (406,026)
--------------------------------------------------------------------------------------------
Total stockholders' equity                                                         8,750,771
--------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                       $13,928,265
============================================================================================

See accompanying notes to unaudited consolidated financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Consolidated Statements of Operations
Nine month periods ended December 31, 1995 and 1996
(unaudited)

=======================================================================================================================
                                                                                     1995                     1996
-----------------------------------------------------------------------------------------------------------------------
Net revenues                                                                     $18,755,666               $26,244,969
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Project personnel and related expenses                                          10,710,258                16,306,849
  Professional development and recruiting                                          3,507,390                 4,478,104
  Marketing and sales                                                                430,216                 1,188,490
  Management and administrative support                                            3,162,553                 4,840,359
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                          17,810,417                26,813,802
-----------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                        945,249                  (568,833)


Interest income                                                                      182,143                   121,629
Interest expense                                                                     (63,853)                  (39,348)
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                                         1,063,539                  (486,552)

Income taxes                                                                        (209,000)                  107,004
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                $   854,539               $  (379,548)
=======================================================================================================================
Pro forma net income (loss) per share of common stock                            $      0.09               $     (0.04)
Shares used in computing pro forma net income (loss) per share of common stock     9,759,102                10,436,818
=======================================================================================================================

See accompanying notes to unaudited consolidated financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Consolidated Statements of Cash Flows
Nine month periods ended December 31, 1995 and 1996
(Unaudited)

======================================================================================================================
                                                                                    1995                     1996
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

  Net income (loss)                                                           $    854,539            $    (379,548)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        Depreciation and amortization                                              207,454                  883,896
        Deferred compensation                                                      584,290                 (709,174)
        Cancellation of note receivable                                                  -                  225,819
        Changes in assets and liabilities:
                  Accounts receivable                                             (857,035)                 143,735
                  Prepaid expenses and other                                      (396,440)                 370,610
                  Accounts payable                                                 270,044                   24,910
                  Accrued compensation                                             559,395               (1,089,000)
                  Income taxes                                                     (82,237)                (405,458)
                  Other accrued liabilities                                        742,101                   97,727
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                              1,882,111                 (836,483)
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                          (1,411,642)              (1,150,845)
  Note receivable from stockholder                                                  (5,193)                       -
----------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                         (1,416,835)              (1,150,845)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from notes payable                                                      175,000                2,250,000
  Repayment of notes payable                                                      (277,228)                (197,917)
  Repurchase of Common Stock                                                      (453,000)                       -
  Issuance of Common Stock                                                         236,832                2,432,272
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                               (318,396)               4,484,355
----------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                          146,880                2,497,027

Cash and cash equivalents at beginning of period                                 4,690,260                4,634,594
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                    $  4,837,140            $   7,131,621
======================================================================================================================

See accompanying notes to unaudited consolidated financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
Consolidated Statements of Cash Flows, Continued
Nine month periods ended December 31, 1995 and 1996
(unaudited)

======================================================================================================================
                                                                                    1995                     1996
----------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                                      $    37,878             $    42,676
  Cash paid during the year for income taxes                                      213,176                 298,454
----------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing and
  financing activities:
      Issuance of common stock for notes                                      $   275,668             $   201,413
      Deferred and incentive compensation applied to payment
          for common stock                                                      1,218,457                 130,000
======================================================================================================================

See accompanying notes to unaudited consolidated financial statements

DIAMOND TECHNOLOGY PARTNERS INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1)  Basis of Presentation

     The consolidated balance sheet as of December 31, 1996 and the consolidated statements of operations and cash flows for the six months ended December 31, 1995 and 1996 contained herein, which are unaudited, include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts have been eliminated in consolidation. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Adjustments consist only of normal recurring items. The results of operations for the nine months ended December 31, 1995 and 1996 are not necessarily indicative of the results to be expected for the full fiscal year.

     The consolidated financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Reference is made to the Company's 1995 and 1996 audited financial statements and related notes which provide additional disclosure and a further description of accounting policies.

(2)  Subsequent Events

     On December 7, 1996, the Board of Directors authorized a 1.65 to 1 stock split. All references in the financial statements to share and per share data have been adjusted to reflect this split. Concurrent with this split, the Company will divide its stock into two classes, Class A and Class B. Class A common stock is entitled to one vote per share and Class B common stock is entitled to five votes per share on all matters submitted to vote by holders of Common Stock. Class B common stock may be owned by employees of the Company or by the Company. Also, the Board of Directors authorized 2,000,000 shares of Preferred Stock, par value $.001 per share, the terms of which may be determined by the Board.

     On December 7, 1996, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 covering 3,255,000 shares of Class A common stock to be sold in an initial public offering. The majority of shares (1,705,000) are being offered by the Company and the remainder (1,550,000) by selling stockholders. This offering will be conducted as a rights offering to Safeguard's stockholders.

(3)  Debt

     The Company entered into a $2.0 million subordinated loan agreement with Safeguard on November 8, 1996 for general working capital purposes. In connection with this loan, the Company issued warrants to Safeguard for the purchase of 526,598 shares of the Company's Class A Common Stock at $5.50 per share. The loan has a maturity date of November 1, 2001 but must be repaid in full upon the consummation of an initial public offering and bears interest at rates which escalate 1% annually, starting at 6% in the initial year. The Company anticipates repayment of this loan from the proceeds of this Offering and accordingly is recognizing interest expense on the basis of 6% annually.

================================================================================

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any state in which such offer or solicitation is unlawful.


                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Offering.............................................................  11
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..........................  20
Business.................................................................  26
Management...............................................................  38
Certain Transactions.....................................................  44
Principal and Selling Stockholders.......................................  46
Description of Capital Stock.............................................  48
Shares Eligible for Future Sale..........................................  50
Underwriting.............................................................  52
Legal Matters............................................................  54
Experts..................................................................  54
Additional Information...................................................  54
Index to Consolidated Financial Statements............................... F-1

Until                , 1997 (25 days after the expiration date of the Offering), all dealers effecting transactions in Class A common stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================


                               3,255,000 Shares



                                    [LOGO]



                          DIAMOND TECHNOLOGY PARTNERS
                                 INCORPORATED



                             Class A Common Stock



                                 ------------
                                  PROSPECTUS
                                 ------------






                                     , 1997

                                 Tucker Anthony
                                  Incorporated

                             Robert W. Baird & Co.
                                  Incorporated

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

         The expenses (other than underwriting discounts and commissions and underwriters' non-accountable expense allowance) payable in connection with the offering of the Rights and the sale of the Common Stock offered hereby are as follows:


Securities and Exchange Commission registration fee..............  $  6,482
NASD filing fee..................................................     2,639
Nasdaq filing fee................................................        *
Printing and engraving expenses..................................        *
Legal fees and expenses..........................................        *
Accounting fees and expenses.....................................        *
Blue Sky fees and expenses (including legal fees)................        *
Transfer agent and rights agent and registrar fees and expenses..        *
Miscellaneous....................................................   -------
Total............................................................   700,000
                                                                    =======

----------------
* To be filed by amendment

         The foregoing, except for the Securities and Exchange Commission registration fee, the NASD filing fee, and the Nasdaq filing fee, are estimates. All of the foregoing expenses will be borne by the Registrant.

Item 14. Indemnification of Directors and Officers

         The Registrant's By-laws require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any such criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Delaware law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

         The Standby Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section 8 of the form of Standby Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.

Item 15. Recent Sales of Unregistered Securities

         In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Act (the following information reflects the 1.65 for 1 stock split described in the Prospectus):

         Since its inception on January 28, 1994 and through January 28, 1997, the Company has sold to its Partners, certain of its other employees, certain persons who are not employees and certain non-employee members of the Board of Directors, 5,428,050 shares of its Common Stock. The initial price per share was $0.91 and has since increased, in several increments, to $4.24. All such sales were made under the exemption from registration provided under Section 4(2) of the Securities Act of 1933 (the "Act").

         In a series of three connected sales occurring in March, May and July, 1994, the Company sold 1,512,501 shares of its Common Stock to Safeguard Scientifics, Inc. ("Safeguard"), 706,187 shares of its Common Stock to Techno-logy Leaders, L.P., 806,314 shares of its Common Stock to Technology Leaders Offshore C.V., and 274,999 shares of its Common Stock to CIP, L.P., for a total of 3,300,001 shares. The shares were sold at $0.91 per share under the exemption from registration provided by Section 4(2) of the Act.

         Coincident with its sales to Safeguard of 1,512,501 shares in 1994, the Company issued to Safeguard a warrant for the purchase of 825,000 shares of Common Stock for $1.21 per share. Safeguard subsequently transferred to Compu-Com, Inc. its right to purchase 165,000 shares pursuant to the warrant and transferred to Cambridge Technology Partners (Massachusetts), Inc. its right to purchase 165,000 shares pursuant to the warrant. Safeguard, CompuCom and Cambridge each exercised its respective warrant in May, 1996, and the Company sold to them 495,000 shares, 165,000 shares and 165,000 shares, respectively at the exercise price of $1.21 per share. These sales were made under the exemption from registration provided under Section 4(2) of the Act.

         On November 8, 1996, the Company issued to Safeguard a warrant to purchase 526,598 shares of Common Stock at an exercise price of $5.50 per share. In addition, on November 18, 1996, the Company issued to Gordon & Glickson P.C. an option to purchase 13,035 shares of Common Stock at an exercise price of $3.18 per share. In issuing such warrant and option and selling the underlying securities upon exercise, Registrant is relying on an exemption from registration under Section 4(2) of the Act.

         Pursuant to Registrant's Stock Option Plan, Registrant has granted options to purchase a total of 2,762,240 shares of Common Stock to its employees and directors during the past three fiscal years at exercise prices ranging from $1.21 to $5.45 per share. For a more detailed description of the Plan, see "MANAGEMENT--Stock Options" in this Registration Statement. In granting the options and selling the underlying securities upon option exercise, Registrant is relying on exemptions from registration set forth in Rule 701 under, and
Section 4(2) of, the Act.

Item 16.  Exhibits and Financial Statement Schedules


(a) Exhibits:

Exhibit Number        Description
--------------        -----------

            1.1#      Form of Standby Underwriting Agreement.

            3.1* Form of Restated Certificate of Incorporation of the Company.

            3.2*      Form of Amended and Restated By-laws of the Company.

            5.1#      Opinion of Gordon & Glickson P.C.

            8.1* Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.

           10.1*      Amended and Restated Diamond Technology Partners
                      Incorporated 1994 Stock Option Plan, as amended.

           10.2* Employment Agreement between Melvyn E. Bergstein and the Company, dated February 1, 1994, as amended.

           10.3* Employment Agreement between Michael E. Mikolajczyk and the Company, dated April 18, 1994, as amended.

           10.4* Employment Agreement between James C. Spira and the Company, dated Novemeber 1, 1995, as amended.

           10.5* Employment Agreement between Christopher J. Moffitt and the Company, dated February 1, 1994, as amended.

           10.6* Stock Purchase Agreement dated as of March 22, 1994 among the Company, Melvyn E. Bergstein, Christopher J. Moffitt,
                      Safeguard Scientifics, Inc.and certain other investors, as amended.

           10.7**     Amended and Restated Voting and Stock Restriction
                      Agreement dated as of April 1, 1996 among the Company, Technology Leaders L.P., Technology Leaders Offshore C.V.,
                      CIP Capital L.P., Safeguard Scientifics (Delaware), Inc.
                      and certain of the shareholders of the Company.

           10.8** Amended and Restated Partners Operating Agreement dated as of April 1, 1996 among the Company and the Partners of the Company.

           10.9*      Loan Agreement dated as of November 8, 1996 among the
                      Company and Safeguard Scientifics (Delaware), Inc.

           10.10*     Amended and Restated Warrant Certificate to Purchase
                      Common Stock dated as of November 8, 1996 among the Company and Safeguard Scientifics (Delaware), Inc.

           10.11*     Rights Agent Agreement among the Company, Safeguard
                      Scientifics, Inc., Technology Leaders, CIP Capital L.P.,
                      Cambridge Technology Partners (Massachusetts), Inc.,
                      CompuCom Systems, Inc., Chase/Mellon Shareholder Services,
                      L.L.C. and Mellon Bank, N.A.

           11.1*      Statement Regarding Computation of Earnings Per
                      Share.

           21.1**     Subsidiaries of the Registrant.

           23.1#      Consent of KPMG Peat Marwick LLP.

           23.2# Consent of Gordon & Glickson P.C. (to be included in Exhibit 5.1).

           23.3* Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 8.1).

           24.1**      Power of Attorney (included on signature page).

           27.1*      Financial Data Schedule.


-------------------

*  Filed herewith.
#  To be filed by amendment.
** Previously filed.

(b) Schedule II - Valuation and Qualifying Accounts

Item 17.  Undertakings.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

                 (iv)  To reflect the results of the Offering.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the standby underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on January 28, 1997.

                              DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                              By: /s/ Melvyn E. Bergstein
                                 -----------------------------------------
                                 Melvyn E. Bergstein
                                 Chairman, Chief Executive Officer,
                                 President



     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.


Signatures                   Title(s)                          Date
----------                   --------                          ----

/s/ Melvyn E. Bergstein      Chief Executive Officer,
--------------------------   President (Principal Executive    January 28, 1997
Melvyn E. Bergstein          Officer) and Chairman




/s/ Michael E. Mikolajczyk   Senior Vice President,
--------------------------   Chief Financial                   January 28, 1997
Michael E. Mikolajczyk       Officer and Treasurer
                             (Principal Financial and
                             Accounting Officer) and
                             Director


            *                Director
--------------------------                                     January 28, 1997
Christopher J. Moffitt


            *                Director
--------------------------                                     January 28, 1997
Donald R. Caldwell


            *                Director
--------------------------                                     January 28, 1997
Edward R. Anderson


            *                Director
--------------------------                                     January 28, 1997
Alan Kay

            *                Director
--------------------------                                     January 28, 1997
James C. Spira

            *                Director
--------------------------                                     January 28, 1997
John D. Loewenberg

 /s/ Michael E. Mikolajczyk
*---------------------------                                   January 28, 1997
  Michael E. Mikolajczyk
   as attorney-in-fact

                         Independent Auditors' Report

When the transactions referred to in the first two paragraphs of Note 7 to the financial statements have been consummated, we will be in a position to render the following report.



                                                       KPMG Peat Marwick LLP



The Board of Directors
Diamond Technology Partners Incorporated


We have audited the accompanying balance sheets of Diamond Technology Partners Incorporated as of March 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for the period from January 28, 1994 (inception) through March 31, 1994 and for the years ended March 31, 1995 and 1996. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.


Chicago, Illinois
April 19, 1996, except for the first two paragraphs of Note 7 which are as of

------------------------

DIAMOND TECHNOLOGY PARTNERS INCORPORATED

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS


Column A                                                             Column B      Column C     Column D    Column E
----------------------------------------------------------------------------------------------------------------------
                                                                    Balance at    Charged to               Balance at
                                                                    Beginning      costs and                 end of
Description                                                         of Period      expenses     Deduction    Period
----------------------------------------------------------------------------------------------------------------------
For the Year Ended March 31, 1996
Deducted from accounts receivable:
  For uncollectible accounts:                                       $512,000       $654,840      $897,028    $269,812

For the Year Ended March 31, 1995
Deducted from accounts receivable:
  For uncollectible accounts:                                              -        512,000             -     512,000

For the Period from January 28, 1994 (inception)
through March 31, 1994
Deducted from accounts receivable:                                         -              -             -           -
  For uncollectible accounts:

                                 EXHIBIT INDEX

Exhibit Number        Description                                  Page No.
--------------        -----------                                  -------

            1.1#      Form of Standby Underwriting Agreement.

            3.1*      Form of Restated Certificate of Incorporation of the
                      Company.

            3.2*      Form of Amended and Restated By-Laws of the Company.


            5.1#      Opinion of Gordon & Glickson P.C.

            8.1* Opinion of Morgan, Lewis & Bockius LLP regarding tax matters.

           10.1*      Amended and Restated Diamond Technology Partners
                      Incorporated 1994 Stock Option Plan, as amended.

           10.2*      Employment Agreement between Melvyn E. Bergstein and the
                      Company, dated February 1, 1994, as amended.

           10.3* Employment Agreement between Michael E. Mikolajczyk and the Company, dated April 18, 1994, as amended.

           10.4*      Employment Agreement between James C. Spira and the
                      Company, dated November 1, 1995, as amended.

           10.5* Employment Agreement between Christopher J. Moffitt and the Company, dated February 1, 1994, as amended.

           10.6* Stock Purchase Agreement dated as of March 22, 1994 among the Company, Melvyn E. Bergstein, Christopher J. Moffitt,
                      Safeguard Scientifics, Inc.and certain other investors, as amended.

           10.7**     Amended and Restated Voting and Stock Restriction
                      Agreement dated as of April 1, 1996 among the Company, Technology Leaders L.P., Technology Leaders Offshore C.V.,
                      CIP Capital L.P., Safeguard Scientifics (Delaware), Inc.
                      and certain of the shareholders of the Company.

           10.8** Amended and Restated Partners Operating Agreement dated as of April 1, 1996 among the Company and the Partners of the Company.

           10.9*      Loan Agreement dated as of November 8, 1996 among the
                      Company and Safeguard Scientifics (Delaware), Inc.

           10.10*     Amended and Restated Warrant Certificate to Purchase
                      Common Stock dated as of November 8, 1996 among the Company and Safeguard Scientifics (Delaware), Inc.

           10.11*     Rights Agent Agreement among the Company, Safeguard
                      Scientifics, Inc., Technology Leaders, CIP Capital L.P.,
                      Cambridge Technology Partners (Massachusetts), Inc.,
                      CompuCom Systems, Inc., Chase/Mellon Shareholder Services,
                      L.L.C. and Mellon Bank, N.A.

           11.1*      Statement Regarding Computation of Earnings Per
                      Share.

           21.1**     Subsidiaries of the Registrant.

           23.1#      Consent of KPMG Peat Marwick LLP.

           23.2# Consent of Gordon & Glickson P.C. (to be included in Exhibit 5.1).

           23.3* Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 8.1).

           24.1**     Power of Attorney (included on signature page).

           27.1*      Financial Data Schedule.



-------------------

*  Filed herewith.
#  To be filed by amendment.
** Previously filed